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REGISTRANT'S NAME Austrian Airlines

*CURRENT ADDRESS

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APR 03 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04970 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/1/08

Austrian Airlines Group Annual Report 2007


Austrian

Rule 12g3-2(b) File No. 82-4970

1957 1967 1977 1987 1997 2007

50 Years Austrian

The history of Austrian air travel is inexorably linked with the corporate history of Austrian Airlines.

Dr. Hans Magenschab, a well-known Austrian historian, takes a look back at the early years of the company and embarks on an interesting journey through 50 years of aviation in Austria – and 50 years of Austrian Airlines.

Dr. Hans Magenschab is a historian, publicist and author. He was editor-in-chief of the magazines "Furche" and "Wochenpresse", after which he became press speaker for Austrian Federal President Thomas Klestil for a number of years, accompanying the President on numerous state visits around he world. He now manages the editorial team of cultural magazine "morgen". Hans Magenschab has designed numerous cultural and political TV and radio broadcasts on ORF, and published a number of books, primarily historical treatises.


AUSTRIAN

Contacts

Investor Relations
Tel.: +43 (0)5 1766 13311
Fax: +43 (0)5 1766 13899
E-Mail: investor.relations@austrian.com
Internet: www.austrian.com
Online Annual Report:
www.austrian.com/bericht2007

Communications
Tel.: +43 (0)5 1766 11231
Fax: +43 (0)5 1766 511231
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: +43 (0)5 1766 0
Fax: +43 (0)5 1766 5000
Internet: www.austrian.com

Reservation and Information
Tel.: +43 (0)5 1766 1000
Internet: www.austrian.com

If you would like further information about the Miles & More frequent flyer programme, please contact the Miles & More Service Centre in Vienna by telephone at any time on
Tel: +43 (0)5 1766 1011, by fax on
Fax: +43 (0) 5 1766 51011 or online at
www.miles-and-more.at.

Contents

Disclaimer

We have prepared this Annual Report and audited the data therein with the greatest possible level of diligence. Despite this, the possibility of errors in rounding, setting or printing cannot be excluded.

This Annual Report also includes estimations and conclusions relating to the future, which we have reached on the strength of all the information available to us at the time of going to press. As a rule, these conclusions relating to the future are phrased using terms such as "expect", "estimate", "calculate" or similar. We would like to point out that the actual conditions – and thus the results – could deviate from the expectations presented in this report due to a range of other factors.

Copy deadline: 6 February 2008

Imprint

The move to the new Group Head Office at Vienna Airport in September 2007 not only brought a change in business address, but also saw the official title of the group parent company change to "Austrian Airlines AG".
Publisher: Austrian Airlines, Office Park 2, 1300 Vienna-Airport
Editorial advice: be.public Werbung Finanzkommunikation
Design: Austrian Airlines Brand Management
Translation: Tim Martinz-Lywood, European Exchange Ltd.
Typesetting, lithography and production: Eurografik
Photos: Austrian Airlines
DVR: 0091740
Disclosure according to Para. 14, Commercial Code: AG, Vienna FN 111000k

Member of


IATA

Highlights 2007

2007 – Successful Year of Transition

Restructuring programme increases offensive strength of Group

- Long-haul redimensioning – closure of unprofitable routes
- Harmonisation of long-haul fleet completed with removal of all Airbus aircraft

Focus East strategy takes effect

- Continuous strengthening of Group's position in CEE as extended core market
- Expansion of capacity in short- and medium-haul segment – three new destinations – 8.5% increase in capacity (ASK)
- Traffic growth of 11.1% in short- and medium-haul segment (RPK), significantly higher than capacity increase
- Passenger numbers on scheduled services increase by 4.2% overall despite reduction in long-haul flights

Net result positive

- Net result improves by EUR 133.2m to reach EUR 3.3m
- Positive EBIT of EUR 25.6 million despite record highs in fuel prices
- Load factor improves: passenger load factor (scheduled services) rises to 75.1% (+1.0P.)
- Numerous process improvements
- Internal communications consolidated by move to new Group Head Office at Vienna Airport

Ongoing product improvements

- Introduction of new services such as Web Check-in and greater legroom on Fokker fleet produces wide-ranging quality and product improvements
- Standardised and exclusive DO & CO catering

On Your Birthday: Thank You!





› Passengers carried
(000)

	2005	2006	2007
Passengers carried (000)	10,119.8	10,834.7	10,832.3

› Operating Revenue
EURm

	2005	2006	2007
Operating Revenue (EURm)	2,485.8	2,662.8	2,550.9

› Operating result = EBIT
EURm

	2005	2006	2007
Operating result = EBIT (EURm)	-100	-89.0	25.6

› Net Gearing
in %

	2005	2006	2007
Net Gearing (in %)	296.1	129.4	125.0



› Earnings per share
EUR

	2005	2006	2007
Earnings per share (EUR)	-4.05	-3.55	0.03

Caravelle Jet

The Austrian Airlines Group

Corporate Profile

Strong positioning in Central and East European home market

- **CEE extended home market**
  Secondary market strategy with specialisation on niche markets
  Central and Eastern Europe as extended home market
  Wider target region of Middle East
  East-West/West-East transfer traffic
  Vienna hub as ideal location

- **Ongoing route and network development**
  Attractive route and transfer network due to bundling of traffic flows via Vienna
  Ongoing optimisation and steady redevelopment of network
  New destinations, higher frequencies
  Long-haul segment as market-based complement to short- and medium-haul

- **Highest product and service quality**
  Quality and service offensive
  Premium Service for business travellers
  Austrian Touch
  Leading punctuality figures

- **Profitability and growth**
  Concentration on strengths
  Strong value-orientation towards shareholders



Key Figures 2007

Passengers	10.8 Mio.
Revenue	EUR 2.5bn
Fleet	98 A/C
› Austrian arrows (short-haul)	58 A/C
› Austrian medium-haul	30 A/C
› Austrian long-haul	10 A/C
Scheduled destinations	111[1]
Available seat kilometers (ASK)	26.6bn

[1] incl. Codeshares, summer timetable 2007

› Share of transfer (passengers, %)


40% Local
60% Transfer


1957
1967
1977
1987
1997
2007

How it all began ...

At 8.30 a.m. on 31 March 1958, an aircraft of the type Vickers Viscount 779 D took off on its maiden flight from Vienna Schwechat Airport to London.
Although the aircraft was only leased, belonging – like three other Vickers – to a Norwegian company, the honoured guests and journalists could not fail to be moved, above all by the compelling red-white-red empennage and broad lettering proclaiming "AUSTRIAN AIRLINES" above the windows. The AUA emblem could also be seen alongside the forward entrance. In 1958, however, the need to restore Austrian national self-confidence was the uppermost priority. People were aware from regular newsreel and newspaper reports how other states had linked national pride to flying, and so it was that the Austrian soul, too, was experiencing such a magic moment for the first time.
By the end of that first year of operation, 25 pilots in Austrian uniform had flown over 6,000 flight hours using the Vickers Viscount aircraft and completed 2.1 million air kilometers. New destinations enabled the company to move east almost immediately; by the end of 1959, the company had acquired landing rights for Moscow, Sofia, Bucharest and Belgrade. And welcomed its 100,000th passenger on board its aircraft with a fanfare approaching a national holiday. The national carrier became a red-white-red status symbol, with the term "Friendly Airline" transformed from advertising slogan into powerful trademark. New aircraft were also used to mount a cultural charm offensive: from 1960 onwards, a "Josef Haydn", a "Franz Schubert", an "Anton Bruckner" and a "Johann Strauss" had taken to the air. This was based not on chauvinism, but on a genuine pride amongst Austrians in their contribution to a common world heritage.





Austrian Crew in front of Caravelle Jet 1963

on top: Austrian flight attendant in front of a Caravelle Jet
below: Vickers Viscount VV 745

New Direction Clearly Confirmed

We speak to the members of the Board of Management of the Austrian Airlines Group, Alfred Ötsch and Thomas Kleibl


Alfred Ötsch, CEO

› You describe 2007 as a year of successful transition – what has this transition consisted of?

Ötsch: The fundamental milestone in the past year has been the redimensioning of our long-haul business. This has both significantly stabilised the business model of the Austrian Airlines Group and increased our offensive strength overall. This can already be seen in the result for the past year, moreover, which we have increased sharply compared to the previous year. At EUR 39.1 million, the adjusted EBIT was EUR 47.4 million up on the figure for 2006. The greatest single improvement was that in the net result: after generating a figure of EUR –129.9m in 2006, we have returned clearly to positive figures this year following two years' interruption, with a figure of EUR 3.3m.

› What does the redimensioning of long-haul mean, in concrete terms?

Ötsch: It means we now have a long-haul route network perfectly suited to our strategy and our market. A network restricted to routes with a higher proportion of local traffic, and a high volume of business travellers. We have accomplished this by phasing out unprofitable routes. At the same time, we have incorporated Chicago as a new destination because it is the perfect complement to our focus.

› How does this affect the Group overall?

Kleibl: Shifting our business model in the direction of more profitable short- and medium-haul routes generates a positive structural effect for the Austrian Airlines Group as a whole. We needed to relinquish the more tourist industry-based, low-revenue destinations with a high proportion of transfer traffic due to the enduring high price of oil.

At the same time, the past year has seen us release the six remaining Airbus aircraft in our long-haul fleet, and we now operate a unified long-haul fleet that is fundamentally better suited to our route network. This has had a strongly positive effect on our figures.

› What is the Austrian Airlines Group now concentrating upon, in strategic terms?

Ötsch: We are continuing on our adopted course, which has brought us such success to date, and focussing on our strengths to an even greater extent than before. These include our outstanding position in the domestic market of Central and Eastern Europe (CEE), our excellent product and internationally admired high standards of quality. In addition to continued expansion of our route network in CEE, this involves a stronger focus being placed on business travellers. We aim to become the preferred carrier for business travellers in our core markets.

› What makes you think that a relatively small international airline such as Austrian should be able to achieve this?

Kleibl: Because we enjoy unique market positioning due to our consistent focus on secondary markets. Firstly, Vienna is the perfect location for a CEE hub in terms of the flight distances to the various destinations and the density of multinational companies. Secondly, as a first mover, we have built up a unique high-frequency network to niche markets; while traffic volume there may be lower, these offer considerably higher potential profitability. Our business model is based on bundling these numerous relatively small traffic flows via Vienna to create a highly attractive transfer point for travellers from around the world, particularly business travellers. This is precisely why our route network is of such enormous value to us.


Thomas Kleibl, CFO

› What has the company achieved in 2007 in concrete terms?

Ötsch: As well as opening up new routes to Astana, Tallinn, Burgas and, as mentioned above, Chicago, the single most important thing we have done is to carry out a quality and service offensive. We have realised a range of attractive new product features within the framework of this initiative – greater legroom in the Fokker 100 fleet, for instance, sleeper fauteuils throughout the long-haul fleet, new lounges and an expansion in our online product.

Kleibl: These innovations are also being very well received. This is also true, by the way, of the excellent new DO & CO catering product we now offer in Business and Economy Class. The same can be said of our new flagship lounge in Moscow, which now serves as a springboard for further expansion into CEE, and is in first place in catering and service terms in all the international rankings.

› Employees are a central factor in the success of a company, particularly so in the case of a service provider. How has restructuring affected the Personnel Division?

Ötsch: Taking such steps is always painful, but redimensioning the long-haul business did necessitate an adjustment in the number of people employed by the Group. It was very important to us, however, to maintain a distinctly social perspective while carrying out these unavoidable measures, and to do so by agreement with staff representative groups. Social plans have been drawn up for all employees affected by the changes, for example. All measures have now been concluded for the time being.

At the same time, the motivation and development of existing employees is of prime concern to us. We want to place a special focus on this area in future, and are already beginning to emphasise this through a range of different initiatives. Examples include the introduction of employee surveys and naturally the appropriate conclusions, a widely-used further training programme and an institutionalised feedback process throughout the company.

Kleibl: The move to our new headquarters at Vienna Airport and accompanying merger of various different corporate departments is also producing a further marked improvement in working conditions. And the new training centre that we intend to open in 2008 will mean an important stimulus for Vienna as an attractive business location and upgrade the aviation expertise offered by the city.

› There was another fundamental change at the company recently, this time at the Technical Department. What are the fundamental benefits of the new cooperation with Lufthansa?

Kleibl: The long-term cooperation agreement signed in December enables us to achieve a considerable increase in capacity utilisation and efficiency in the Maintenance Division. Joint use of hangars, equipment and employee know-how will enable us to achieve a further cost reduction. In this way, we will use this cooperation to generate cost benefits of around EUR 15 million per annum in the Technical

Department from 2009 onwards, and to secure a forward-looking strategy for Vienna as a maintenance location.

Peter Malanik, COO

› It was announced in December that membership of the Board of Management was to expand. What new motivations do you expect the change to produce?

Ötsch: The Supervisory Board decided on 10 December 2007 that Dr. Peter Malanik should be appointed to the post of Chief Operations Officer (COO) from 1 January 2008 onwards, and that Dr. Andreas Bierwirth should become Chief Commercial Officer (CCO) from 1 April 2008. I look forward enormously to working together with both my new colleagues; both gentlemen have acquired extensive airline experience in their activities to date, Dr. Malanik at Austrian Airlines itself and Dr. Bierwirth with Germanwings and Lufthansa.

At the same time, I greatly regret the fact that Mr. Kleibl will be leaving us once the 2007 balance sheet is completed. We shall be carrying out a comprehensive evaluation of his numerous achievements at another time; I would merely highlight the reduction of Group debt by EUR 1.5 billion and the safeguarding of the future of the Austrian Technical Department. Mr. Kleibl leaves behind him an outstanding management team, and subject to the approval of the Supervisory Board, I can take over responsibility for this portfolio in addition to my function as CEO, thanks not least to my many years' experience as a CFO.



Andreas Bierwirth, CCO

› The Austrian Airlines Group celebrates the 50th anniversary of its founding this year. This will be a good occasion for retrospectives, of course, but also one for looking to the future. What direction will the company move in from here, in your estimation?

Ötsch: We look to the future with optimism. Having seen the initial positive effects of our restructuring measures take hold during the past year, we will continue unservingly on our adopted course. We are basing our strategy on the assumption that the consequences of the redimensioning will become more evident still in the course of 2008. As the situation stands, we shall then strive to generate a profit that will justify our paying a dividend in 2009, as publicised.

› And how do the figures look for 2008?

Kleibl: As far as available seat capacity is concerned, there will be a slight reduction in 2008 overall, as the full effects of the route closures of the previous year will be felt. In reality, however, this is a purely statistical effect, because the routes to Australia only closed in the second quarter of 2007. We plan to aggressively expand capacity on our short- and medium-haul routes in 2008.

The yield is expected to improve, purely due to the structural changes made in 2007 and the increase in the proportion of passengers travelling Business Class. We also expect this to have a positive effect on the result, even though the consequences of the oil price trend and overall business cycle can never be forecast with absolute certainty, of course.

› Finally, what will the customer see from you in 2008 that is new?

Ötsch: In product terms, the single most important focus in 2008 will be on implementation of our Premium Service concept. Its key objective is to provide a high-value long-haul product in the Business Class sections of our medium-haul aircraft. This will primarily be targeted on longer medium-haul routes in the Middle East and Eastern Europe – in other words, destinations that can be served cost-effectively by medium-haul aircraft operating out of Vienna. The conversion of the aircraft involved is currently underway, and these should be deployed from autumn 2008 onwards.

STRATEGY – Design for a Successful Future

As a specialised network carrier, the Austrian Airlines Group places specific focus on its extended home market of Central and Eastern Europe (CEE) and on East-West/West-East transfer traffic. As a result, the Group – working from its Vienna hub – enjoys perfect positioning in the fastest-growing markets in the global aviation sector. Thanks to sustained optimisation of network utilisation and market position, the dense route network of the Group offers a wealth of transfer opportunities. The company's focussed long-haul product perfectly complements its multifaceted short- and medium-haul route network. In addition to its concentration on specified secondary markets, the distinguishing features of the Austrian Airlines Group consist above all of its specialisation in business traffic and above-average product and service quality. As its medium- to long-term aim, the Austrian Airlines Group is striving to achieve a lasting increase in the value of the company for shareholders. Successful completion of restructuring measures over the past year has significantly strengthened the offensive power of the Group to do this.

Strategic positioning at a glance

Specialised network carrier (CEE as extended home market)
Strong positioning in fastest-growing markets
Focus on secondary markets
Optimisation of network utilisation and market positioning
Long-haul route network ideal complement to short- and medium-haul route network
Quality focus on business traffic
Long-term increase in value for shareholders

Central and Eastern Europe as extended home market ("Focus East")

Markets with above-average growth

While the IATA passenger forecast for the period 2006-2010 bases its calculations on growth in demand for flights worldwide of 4.8%, markets in Central and Eastern Europe will see an above-average increase of 6.7%, traffic to Asia is forecast to grow by 5.7%, and that to the Middle East by 6.9%.

The Austrian Airlines Group has worked hard to establish a presence in these growth markets in recent years. With 571 weekly connections and 45 available destinations in 24 countries (summer 2007), the Group has grown to become far and away the leading carrier in the region. It is continuously and actively building upon this role, moreover; the number of scheduled passengers carried by the Austrian Airlines Group in Central and Eastern Europe rose from approximately 1.3 million in 2003 to around 2.3 million last year. This equates to a considerable average annual increase in passenger volume of 15.4%. The total growth of the Austrian Airlines Group in CEE is more than double the figure for market growth.

Assuming that the number of flights per person in Eastern Europe increases to West European levels in line with rising GDP levels, growing economic power in the east will act as a driver of flight capacity even more strongly in the future than in recent years. Thanks in particular to the intensification of economic ties, greater demand for business travel between Eastern and Western Europe is expected.

Targeted secondary market strategy

Vienna – the ideal platform

As the West European airport in the easternmost location, the Vienna hub of the Austrian Airlines Group enjoys the perfect geographical position from which to operate transfers to and from Central and Eastern Europe. Within three hours of taking off from the Austrian capital, passengers can be in any destination in Europe. With its short transfer times, good connex rates and high levels of punctuality, the hub provides the perfect basis for the specialisation strategy of the Group. The second key pillar for the successful specialisation strategy in secondary markets is the above-average productivity and cost-efficiency of regional subsidiary Austrian arrows.

Successful concentration on niche markets

Rising transfer traffic into and out of Central and Eastern Europe is the key factor driving the profitability of the Austrian Airlines Group network overall. The main positive stimulus for the Group's concentration on CEE as an extension of its home market is the fact that numerous international companies prefer to conduct their East European business activities from a Vienna base, regularly using the benefits of local (point-to-point) traffic to CEE while doing so. Of the 9.5 million passengers carried in the scheduled segment in 2007, 8.2m opted for short- and medium-haul routes. 27.9% of these travelled on routes into and out of CEE.

Against this background, the Austrian Airlines Group continues to systematically develop its core Vienna hub. A new terminal at Vienna Airport, Skylink, is currently expected to go into operation by mid-2009. Skylink will continue to increase passenger capacity whilst improving further on the high levels of efficiency already established.

As part of its secondary market strategy, the Austrian Airlines Group concentrates on selected so-called niche markets, destinations with levels of traffic volume that are lower but more highly priced. In this way, the company differentiates itself clearly from so-called low-cost carriers, which focus almost exclusively on connections between larger centres of population or to holiday destinations. The Group also consistently expanded its network via secondary destinations, in which it could position itself as a "first mover" into new markets. This approach enables the Austrian Airlines Group to play an active role in the evolution of these centres from destination into source markets and to benefit from the weaker competitive environment at a local level. As a result, the Group became the first West European carrier to serve around one-third of CEE destinations, not merely increasing its market utilisation but also securing its market position.

› Focus East-Strategy


Vienna
West
South
East

› Scheduled passengers of Austian Airlines Group in Central und Eastern Europe


bn
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
Passengers
Ø +15.4% p.a.
2003
2004
2005
2006
2007

CEE	2007[2]	2003
Destinations	45	33
Connections	571	329
Countries	24	20

Passengers growth +6.7%[1]

[1] Source: IATA Passenger Forecast 2006-2010
[2] Summer timetable 2007 incl. Code Share Partner

Share of short- and medium-haul routes grows

Of passengers carried in the scheduled segment in 2007, around 40% opted for point-to-point traffic, and around 60% for transfer traffic. Within this 60%, looking at the segment of passengers choosing exclusively Austrian Airlines Group flights, 66% of these used routes to and from secondary destinations. As a result, these traffic flows, including secondary destinations, make up the largest share of total transfer volume within this segment. Transfer traffic between primary destinations accounts for another 15%, while the remaining 19% take transfer connections between primary and long-haul destinations and traffic between long-haul destinations.

› Robust structure of transfer traffic (Passengers, %)

to \ from	Secondary	Primary	Long-haul	Σ
Secondary	13%	20%	6%	39%
Primary	31%	15%		45%
Long-haul	6%			16%
Σ	40%	44%	16%	100%


14%
Primary
15%
24%
Long-haul
19%
62%
Secondary
66%
2006
2007

⁚ Transfer traffic to or from secondary destinations: Key focus of specialisation strategy
■ Transfer traffic primary destinations – long-haul as well as long-haul destinations: Global growth drivers
☐ Transfer traffic primary destinations: Take along effect

Source: Austrian Airlines Group 2007e, excl. Slovak Airlines

Intelligently complemented by long-haul

Selected destinations with high potential

Alongside the dense route network in the CEE home market, the capillary network of the Austrian Airlines Group, managed via the West-East/East-West hub of Vienna, is perfectly complemented by its selected North Atlantic and Asian destinations. As well as high original traffic volume departing from Vienna, the North Atlantic routes offer the ideal connection for transfer traffic from secondary destinations. Routes to Asia also offer strategic advantages due to the high populations of countries throughout the region, the dynamic economic trend, the growing numbers of business travellers associated with the rapid growth, and the strong geographical position of the Vienna hub.

Focus on business travellers

The Austrian Airlines Group is increasing its concentration on time-sensitive and therefore high-price and profitable business passenger traffic via the Vienna hub. Growing internationalisation and an influx of multinational companies seeking to operate their East European activities from a Vienna base are the main factors driving up demand for Business Class services.

Wide-ranging product and service offensive

This is why, within the framework of its wide-ranging product and service offensive, the Group seeks to provide numerous product and service innovations for this customer segment in particular, with new features throughout the customer service chain. These innovations include refitting long-haul aircraft with new, comfortable sleeper seats in Business Class, which has already been completed, and increasing legroom in the Business Class sections of the Austrian arrows Fokker fleet. As part of a passenger service initiative in CEE – concentrating primarily on the installation of lounges with an Austrian "look" in key markets – the Group also continues to set further initiatives for increasing the levels of comfort enjoyed by travellers in Business Class. An attractive new lounge opened in Moscow in the report period was just one example of this.

Premium Service for Middle East and Eastern Europe

Business Class with attractive features

The route network of the Austrian Airlines Group continues to develop dynamically not merely in CEE but also in the high-growth regions of the Middle East. The strong geographical location of the Vienna hub enables the Group to serve destinations in the region anything up to six flight hours away using medium-haul aircraft, and therefore more cost-effectively than competitor carriers based further west, which have to use long-haul aircraft on these routes. With its new Premium Service – including a new, particularly comfortable Business Class, special inflight entertainment and culinary special offers – the Group plans to significantly improve its competitiveness in the Middle East and in Eastern Europe from autumn 2008 onwards. The Austrian Airlines Group expects to see a considerable increase in yield and profitability for its investment in the new Business Class Premium Service. Assuming the new service proves a success, the Group intends to extend its Premium Service concept in order to open up other new markets with this top product in future.

Charter

High quality and an established brand

The charter segment of the Austrian Airlines Group is distinguished by its high product quality, the strongly established "Lauda Air – The Austrian way to holidays" brand, and high level of production flexibility. In its marketing, the Group focuses above all on the allocation of quotas to tour operators with an acceptance of risk and the dynamic designing of single-seat sales.

The Austrian Airlines Group consolidated its charter product in the report period. In the interests of achieving efficient coverage of peak periods and optimisation in general, the product was primarily oriented to the use of last-minute capacities in the scheduled segment. The charter product target was achieved on this basis.

Star Alliance and partner airlines

› **Member of the world's largest alliance**

The Austrian Airlines Group joined the Star Alliance, currently the world's largest airline alliance, in March 2000. The Group has sought to use its membership of the Alliance to achieve a critical mass capable of increasing its potential for minimising costs and increasing revenues. This is particularly the case in areas such as network, distribution and sales. The Group also benefits directly from the attractive portfolio of frequent connections and rapid services offered by its Star Alliance partners.

In addition to this, the Group uses a wide range of cooperations and codeshare agreements with 22 local partner airlines in CEE which enable it to intensify its regional market access further still.

Value management

› **CVA and ROTGA as management indicators**

Despite the present economic challenges, the Austrian Airlines Group is striving to achieve a continuous increase in the value of the company in the medium- and long-term, and an appropriate return on the investment of its shareholders.

To this end, the Group is managed in a strictly value-oriented manner. The basic parameters are the "Cash Value Added" concept (CVA) and the "Return on Total Gross Assets" (ROTGA). Long-term growth in CVA and ROTGA serves as a measure of improvement in corporate value and the creation of added value for shareholders.

In order to implement this value-oriented management efficiently, the Austrian Airlines Group uses a closed, unified system that extends to planning, management and control processes in use throughout the Group. In the system, CVA is planned, directed and controlled at the Group, business segment and divisional levels.

CEE Partners Airlines


ADRIA[1]


air astana


Air Moldova
International

airBaltic


AIRUnion


АЭРОФЛОТ-ДОН


Atlantis European Airways


BELAVIA


BULGARIA AIR

CROATIA AIRLINES


ESTONIAN AIR


Georgian Airways

JatAirways


J B
AIR


MAT
Macedonian Airlines


MONTENEGRO
AIRLINES

LOT POLISH AIRLINES[2]


TAROM


Ukraine International


РОССИЯ


URAL AIRLINES

[1] Regional member of Star Alliance
[2] Member of Star Alliance

Milestones in restructuring

Consistent implementation of the programme of strategic measures approved in 2006 significantly increased the offensive strength of the Austrian Airlines Group in 2007, and created a solid foundation for the new course. First of all, the phasing-out of fuel-intensive, low-yield routes with low levels of demand for direct flights in the long-haul segment meant that the routes with the most significant losses could be eliminated and the harmonisation of the long-haul fleet completed successfully. Above all, however, concentrating on the strengths of the Group and stabilising its business model with a focus on secondary markets in 2007 was already having a positive effect on company profitability in the report period.

Reorientation of long-haul route network

Streamlining of capacity

In the first half-year of 2007, the Austrian Airlines Group took the long-haul destinations of Shanghai, Kuala Lumpur/Sydney, Singapore/Melbourne, Phuket, Mauritius, Colombo/Malé (summer only) and Kathmandu out of its flight schedule. Extensive codeshare agreements with Air China and Thai Airways continue to provide direct access to these discontinued destinations, however. As part of the reorientation of the long-haul route network, the destination of Chicago was newly incorporated into the schedule.

Disposal of long-haul Airbus fleet

In line with the restructuring of its long-haul business, the Austrian Airlines Group also consolidated its long-haul fleet in the course of the report period. Two Airbus A330 that were the commercial property of the Group were sold and transferred in 2007 to the new operator, Star Alliance partner TAP Air Portugal. A third Airbus A330 was leased to TAP Air Portugal on a long-term basis. The fourth Airbus A330 covered by an operating lease was returned to the lessor in September 2007. As a result, the elimination of the A330 fleet is complete. The two remaining Airbus A340-300 aircraft were leased to another Star Alliance partner, Swiss, on a long-term basis.

Concentration on Boeing

When the fourth Boeing 777, which was delivered to the Austrian Airlines Group and incorporated into the long-haul fleet in January 2007, is factored in, the company now operates a total of ten long-haul Boeing aircraft. This figure satisfies required capacity. As a result, the long-haul fleet now consists exclusively of Boeing 777 and Boeing 767 aircraft.

Reduction in employees

Adjustment to long-haul redimensioning

The redimensioning of long-haul capacity in the report period also necessitated targeted cuts in the number of people employed in all divisions. In cooperation with the Staff Council, the Austrian Airlines Group worked out a social plan for those employees directly and indirectly affected by the restructuring. The Group maintained the necessary social perspective at all times.

› Timeframe of the restructuring measures


2007
Q1
Q2
Q3
Q4
› Route cancellation
Shanghai
Sydney, Melbourne,
Kuala Lumpur, Singapore
Colombo, Malé, Kathmandu
› Aircraft disposal
2 A340-300
4 A330-200
› Staff reductions
Cockpit
Cabin
Ground Staff

Product and Service

All the measures implemented by the Austrian Airlines Group in the product sector are aiming at a successful differentiation of the company from competitor airlines and emphasise the high standards of quality employed by the Group. As part of a focussed quality and service offensive, the Group has introduced a range of attractive new products and services over the past financial year. Focussing on the needs of business travellers is the company's top priority, as well as emphasizing the Austrian identity of the Group - frequently a trump card at international level. At the same time, the Group is steadily expanding its range of online services. Austrian has received a range of national and international awards in the past year, confirming once again that the direction set by such initiatives is the right one.

Focussed quality and service offensive

Clear differentiation amidst increasing competition

The Austrian Airlines Group implemented a range of innovative products and services in 2007 within the framework of its strategic quality and service offensive. New and exciting features along the customer service chain continued to upgrade the products and services provided by the Group (already numerous) and at the same time set new standards right across the industry. In order to achieve this, the Austrian Airlines Group particularly values individual and personal service as an essential basis for its successful differentiation from competitors. Such an approach is underlined by comprehensive measures for training and retraining staff.

By continuously improving its products and services, the Group is pursuing clearly defined objectives derived from corporate strategy. Above all, this approach enables the company to retain a clear and solid market position in a sector characterised by increasingly strong competition. Its key strategies are:

- To enable passengers to experience "Austria" and "Austrian hospitality" above the clouds.
- To recreate "flying" as an uniquely experience.
- To continue to differentiate clearly between Business and Economy Class.

The numerous international awards won by the Austrian Airlines Group in 2007 show that passengers highly appreciate the company's wide-ranging and innovative new product range.

One presence – the Austrian brand strategy

Group-wide harmonisation of uniforms

The Austrian Airlines Group consistently moved forward with its Austrian umbrella brand strategy in 2007. The Lauda Air brand was introduced to the Austrian brand environment through the add-on, "The Austrian way to holidays".

The joint presence also became more visible over the year in the uniforms worn. Since the summer of 2007, both Lauda Air and Austrian arrows have appeared in the famous "Austrian red". The outfits differ in their use of accessories and details, reflecting the diverse values of the brands.

New advertising line for 2007

A strong international presence

The Austrian Airlines Group launched an entirely new advertising line in 2007 when it took on the services of a new agency partner. The new collaboration underlines the positioning of the company as a customer-friendly, quality carrier: employing the slogan "We fly for your smile", the substance of the new line is communicated in a humorous, catchy style. The new line really got moving when the "Danube Waltz" image spot was broadcast on TV in several waves around the world, the first time the Austrian Airlines Group had been presented via an electronic medium in a number of years. In the print media, the focus has been on producing prominent, distinctive headlines underlining the theme and product focus points of the company with a jokey wink of the eye rather than exchangeable image worlds. The company has also created new thematic accents throughout the year using the medium of radio.


Ever bought a ticket for the first half of the European Football Championship final? Exactly.


Why fly to Austria with Austrian? Makes sense.

New services before the flight

Web Check-in

The Austrian Airlines Group introduced another service improvement in January 2007 in the shape of Austrian Web Check-in. Thanks to this service innovation, passengers can check in from the comfort of their own home or office and print off their own boarding pass before leaving for the airport. This saves passengers valuable time and makes travelling a more enjoyable experience. The Austrian Web Check-in service, one of the most highly-developed such applications operating in the world today, continued to expand in autumn 2007. The system now offers a facility for passengers to input their own APIS (Advanced Passenger Information System) data as required to enter the USA.

etix®

Travelling with etix®, the electronic ticket of the Austrian Airlines Group, became increasingly popular in 2007, with more than 75% of the tickets issued by the Group now in electronic form. Legal documents known as etix® Interlining Agreements have also been concluded with 40 partner airlines in the past year. These enable two-way access to the electronic tickets of participant airlines and make travelling by air a more comfortable experience for passengers. In parallel with these moves, etix® was introduced to another 15 new destinations, bringing the total number of etix®-enabled routes in the Austrian network to 97. The company plans to introduce more etix® destinations and etix® partner agreements in order to increase the share of its capacity devoted to etix® technology further still.

Unique Austrian Airlines catering concept

Culinary take-off with DO & CO

Working in partnership with the internationally renowned renowned catering company DO & CO, Austrian has refined and upgraded its existing high-value service concept with a number of new elements. This new milestone in the quality and service offensive has been available to passengers on all Austrian Airlines flights and in the Austrian Lounges at Vienna Airport since June 2007. Austrian and international specialities – including typical national delicacies on flights to India, Japan, Thailand and China – are provided to indulge passengers' demanding palates.

New services on board and after arrival



Greater comfort in Fokker fleet

The Austrian Airlines Group has also upgraded the Business Class sections of its entire Fokker fleet (aircraft types F70 and F100) as part of its quality and service offensive. By removing an entire row of seats from each aircraft in the fleet, the Group has reinvented its Business Class zones, giving them a considerably more open and spacious feel. The amount of legroom provided in Business Class has increased from approx. 79 cm to 86 cm on the F70 fleet, and to 89 cm on the Fokker 100 fleet.

Improved airport service for Business Class

The Austrian Airlines Group has offered Business Class passengers arriving in Vienna following long-haul flights a dedicated bus service since September 2007. The bus transports these passengers to their Terminal or to Passport Control more quickly. Getting to Passport Control or beginning transfers more quickly in this way significantly increases the comfort experienced by these passengers..


an

The world's most valuable boarding pass

The comfortable feel of an Austrian Airlines Group flight no longer ends upon arrival. Since May 2007, passengers have been encouraged to retain "the world's most valuable boarding pass" to highlight a new service enabling holders of Austrian boarding passes to enjoy free and discounted special offers at museums, top restaurants and other such institutions worldwide. By developing a network of partnerships with renowned international institutions in Vienna and at destinations around the world, the company has created a unique new product on an innovative platform, the boarding pass. The new service is now expanding regularly. Whether the passenger is in the mood to view great art by Schiele at Vienna's Leopold Museum, or simply to drink an original Viennese melange at the Julius Meinl Café in Tokyo or Beijing and people-watch, the new tear-off section of the Austrian boarding pass means the possibilities are endless.

Austrian Art Lounge



Presentation of contemporary art from CEE

In cooperation with a renowned Viennese art gallery, the Austrian Airlines Group now brings passengers a step closer to the contemporary art of its home market. In the Austrian Art Lounge, the Group has launched a new cross-national, cross-cultural service enabling artists from across Central and Eastern Europe to present a new "Austrian" project every two months. The Austrian Flightbook, which appears at the Austrian Lounges of Vienna Airport and on selected routes in Business Class, serves as a platform from which to do so. Various international curators contribute to the artist selection process.

Other service improvements

The new Austrian family service

The Austrian Airlines Group also expanded its product and service range revolving around the theme of "Families Travelling" with new ideas and innovative products in 2007. At Vienna Airport, examples include the dedicated Austrian "Family Check-in" point now open at Terminal 1. On board, too, children can now enjoy a range of new games, toys and puzzles aimed at all age groups, while a dedicated children's magazine, "Jet Friends", ensures that time on board simply flies by for all involved. In addition to this, the Austrian Jet Friends Club, organised by Austrian and Miles & More in Austria, was launched in June 2007. After becoming members, children and teenagers between two and 17 years of age receive a personal Jet Friends Club card, which automatically enables them to take part in Miles & More and enjoy the numerous benefits of this successful frequent flyer programme.

Distinctions and Awards

Austrian

Best Airline (Verkehrsbüro Travel Awards 2007)

Most Punctual Airline in European Traffic 2007 (Gala at Brussels Airport)

1st Place – Best Business Class Catering 2007 (Skytrax)

1st Place – Best Airline of the Year 2007 in Europe (Capital Magazine)

1st Place – Food and Drink (Business Traveller 2007)

2nd Place – Best Airline in Europe (Business Traveller 2007)

2nd Place – Cabin Staff (Business Traveller 2007)

2nd Place – Service on Ground (Business Traveller 2007)

3rd Place – Cabin Comfort (Business Traveller 2007)

Austrian arrows
operated by Tyrolean

1st Place – Best Regional Airline in Europe (ERA Airline of the Year Silver Award)

Early successes.


1957
1967
1977
1987
1997
2007

In order to accelerate the growth of the company, the Federal Government decided upon a reconstruction law in 1962; the company's share capital was increased to around 11 million euros, the first Caravelle type aircraft was acquired and domestic air traffic services were launched.

The next few years were characterised by strong growth. The welfare of the Austrian national carrier rapidly became a matter of general concern and a subject of great discussion amongst ordinary Austrians.

The question remains: what was the secret of Austrian's success? Was the deciding factor the company's integration into the public economy? The general owner, the Republic of Austria, decided to partially privatise the company later (in 1988), and float that percentage on the stock exchange. The stages in the sale generated considerable revenues for the Minister of Finance, and significant investment funds for the company through an increase in the share capital.

After huge efforts, a combination of partnership, reliability and an ongoing one-step-at-a-time philosophy took the company to the stars – per aspera ad astra.

Check-in 1968


FLUGHAFEN WIEN



on top: Caravelle Jet
below: Cabin design of Metro II

Corporate Governance

In the financial year 2007, Austrian Airlines committed itself to full compliance with the regulatory framework of the Austrian Corporate Governance Code, with the exception of a number of "R Rules". By doing this, the company is reconfirming the value of transparency and an equitable balance of power at boardroom level. At the same time, the policy underlines the readiness of the company to maintain its high standards of corporate governance in years to come.

Implementing changes in the Austrian Corporate Governance Code

Implementation of EU Transparency Guidelines in Austria and the associated changes to the Stock Exchange Act also made it necessary to make appropriate adjustments to the Austrian Corporate Governance Code in 2007. Austrian Airlines implemented the resultant changes to the Code, in part before their required entry into force, and comply with those changes to their full extent.

Compensation of Board of Management members

In the interests of greater transparency, Austrian Airlines publishes the earnings of each individual member of the Board of Management, itemised according to their fixed and profit-related components. For further details, see Note 39 of this Annual Report.

Fixed and profit-related salary components

Profit-related components can reach a maximum of 50% of annual gross salary, and only become eligible for payment when target guidelines determined by the Supervisory Board are met. Approximately 60% of these target guidelines are based on the achievement of operative indicators (EBIT, CVA or similar) and approximately 40% is based on individual targets of Board of Management members, while in case of a negative adjusted EBIT, the maximum variable salary component is 25%. Pension provision is regulated separately, and essentially based on a pension fund regulation. With regard to severance payments, the legal regulations essentially apply, under partial abatement of periods preceding service with the company.

Stock Option Programme 2007

In April 2007, the Supervisory Board of Austrian Airlines decided to adopt a new Stock Option Programme for members of the Board of Management, specified executive employees of Austrian Airlines and the managing directors of specific member companies of the Group. As part of its wider commitment to Corporate Governance, the Supervisory Board and Board of Management of Austrian Airlines presented the key points of this Stock Option Programme to shareholders for discussion and agreement at the company's General Meeting of Shareholders on 4 May 2007. The specific conditions of the agreed Stock Option Programme 2007 make it an appropriate tool for management to keep in sharp focus not only the target results of the company but also the share price trend. The preconditions for exercising the options granted should be viewed as a signal that the programme has been designed to hit ambitious and highly challenging targets.

For further details of the Stock Option Programme 2007, see Note 41 of this Annual Report.

Compensation of Supervisory Board members

Levels of compensation for the members of the Supervisory Board were set by the General Meeting of Shareholders held on 4 May 2007. Compensation for the Chairman of the Supervisory Board was set at EUR 25,000, that for the two Deputy Chairmen at EUR 20,000 each, and for all other capital representatives at EUR 15,000 each. This compensation scheme takes into consideration both the high demands made on the personal responsibility and liability of Supervisory Board members and the intensive work of the Supervisory Board associated with the extensive restructuring measures underway at the company. Each member of the Supervisory Board received EUR 365 each per meeting as an attendance fee.

Independence of Supervisory Board members

A member of the Supervisory Board of the Austrian Airlines AG is generally viewed as independent if he or she has no professional or personal relationship with the company or its Board of Management that could constitute a material conflict of interest and be likely to influence the behaviour of the member as a result.
The criteria for the independence of members of the Supervisory Board are defined in the Guidelines for the Independence of Members of the Supervisory Board. These constitute part of the rules of internal procedure of the Supervisory Board, and are also published on the company website. All the current members of the Supervisory Board of Austrian Airlines AG are independent in the sense of these Guidelines.

The Supervisory Board includes six members who are also independent of the core shareholders of Austrian Airlines. As a result, Austrian Airlines far exceeds the requirements of Rule "C" 54 of the Code, defining the criteria for the independence of the controlling bodies of the company.

Implementation in financial year 2007 in detail

Austrian Airlines complied with all the recommendations contained in the Comply or Explain section of the Code ("C" Rules) in the financial year 2007. Austrian Airlines also complies with all "L" Rules and the majority of "R" Rules of the Code as a matter of course.

Austrian Airlines will naturally do everything within its power to comply with as much of the content of the regulations of the Austrian Corporate Governance Code as possible in the financial year 2008.

Corporate Bodies

Supervisory Board

Peter Michaelis, Chairman (since 30.06.2006), Member of Board of Management, ÖIAG (Supervisory Board since 06.05.2004)
Herbert Koch, First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner (Supervisory Board since 09.03.2001)
Rainer Wieltsch, Second Deputy Chairman (Chairman until 30.06.2006), Consultant, ÖIAG (Supervisory Board since 08.05.2002)
Manfred Reichl, longstanding Managing Partner, Roland Berger Strategy Consultants; now investor and senior advisor (Supervisory Board since 04.05.2007)
Erhard Schaschl, Chairman of Supervisory Board, Treibacher Industrie AG (Supervisory Board since 09.03.2001)
Walter Knirsch, Partner, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft until 31.12.2007 (Supervisory Board since 22.05.2006)
Robert Büchelhofer, former Member of Board of Management, Volkswagen AG (Supervisory Board since 22.05.2006)
Carl Michel, Group Chief Executive, Holidaybreak plc (Supervisory Board since 22.05.2006)

› **The following member left the Supervisory Board in the report period**
Alain D. Bandle, General Manager Germany & Austria, Dell GmbH (Supervisory Board until 04.05.2007)

› **The following employees were appointed by the Austrian Airlines Staff Council in accordance with Section 110 of the Austrian Employment Law to serve as staff representatives on the Supervisory Board**
Alfred Junghans
Thomas Häringer
Wolfgang Hable (until 04.02.2008)
Michael Eder
Thomas Fischelmaier (since 05.02.2008)

› **In accordance with Section 141 of the Austrian Aviation Law, the Austrian Civil Aviation Authority was represented on the Supervisory Board by:**
Karl Prachner

Retail investor's representative on Supervisory Board

Erhard Schaschl,
Erhard.Schaschl@gmx.at, mobile: +43-699-10 11 6 333

Subcommittees of Supervisory Board (status as at 31.12.2007)

- **Compensation Committee**
  - Peter Michaelis
  - Rainer Wieltsch
  - Herbert Koch

- **Audit Committee**
  - Peter Michaelis
  - Rainer Wieltsch
  - Robert Büchelhofer
  - Walter Knirsch
  - Thomas Häringer
  - Michael Eder

- **Nominations Committee**
  - Peter Michaelis
  - Rainer Wieltsch
  - Herbert Koch
  - Erhard Schaschl
  - Wolfgang Hable
  - Alfred Junghans

- **Structural Committee (10.08.2007 until 26.09.2007)**
  - Peter Michaelis
  - Rainer Wieltsch
  - Robert Büchelhofer
  - Manfred Reichl
  - Alfred Junghans
  - Wolfgang Hable

Organisational structure of Austrian Airlines AG as at 01.01.2008[1]

Executive Board			
CEO	CCO	CFO	COO
Alfred Ötsch	Andreas Bierwirth[1]	Thomas Kleibl[2]	Peter Malanik

International & Aeropolitical Affairs, Alliances · Human Resources & Organisation · Corporate Communications · Audit & Compliance · Quality & Process Risk & Opportunities, Security Management · Legal Affairs · Vision/Mission & Strategy, Internal Communication · Secretary General

Commercial Passenger Division · Cargo System · Customer Services, Product Management[3] · Lauda Air

Corp. Subsidiaries & Investor Relations · Controlling& Accounting · Procurement & Business Services · Aircraft Asset Management & Group Treasury · Corporate Project & IT-Services

Operational Efficiency[3] · Flight Operations[3] · Ground Operations[4] · Technical Department[5] · Austrian arrows[3]

CEO
CCO
CFO
COO

[1] CCO/Andreas Bierwirth from 01.04.2008 (division managed by Alfred Ötsch until 31.03.2008)
[2] Thomas Kleibl will resign his Board of Management mandate as of 12.03.2008. Subject to the consent of the Supervisory Board, Alfred Ötsch will take over his responsibilities.
[3] Responsibility of CEO until 31.12.2007
[4] Responsibility of CCO until 31.12.2007
[5] Responsibility of CFO until 31.12.2007

Board of Management

Alfred Ötsch – Chief Executive Officer (CEO), Chief Commercial Officer (CCO – from 01.10.2007 until 31.03.2008), Chief Financial Officer (CFO – from 13.03.2008 subject to the consent of the Supervisory Board)
Thomas Kleibl – Chief Financial Officer (CFO – until 12.03.2008)
Peter Malanik – Chief Operations Officer (COO – from 01.01.2008)
Andreas Bierwirth – Chief Commercial Officer (CCO – from 01.04.2008)
Josef Burger – Chief Commercial Officer (CCO – until 30.09.2007)

› **Alfred Ötsch – CEO**
Born 10.05.1953, married, 2 daughters

Career path

1978	1978 Siemens AG Österreich / Assistant to Board of Management
1983	Siemens AG (Munich) / Foreign Central Administration
1986	Siemens AG Österreich / Commercial Manager, Drive, Gearing and Installation Technology Division and Plant Technology Division
1993	Siemens AG Österreich / Member of Board of Management
11/2001	Siemens AG (Nuremberg) / Member of Board of Management, Automation and Drives Division
12/2005	Siemens AG Österreich / Member of Board of Management
Since 01.04.2006	Austrian Airlines Group / Member of Board of Management
Since 01.05.2006	Austrian Airlines Group / Chief Executive Officer (CEO)

Current contract runs until 31.03.2011.

› **Thomas Kleibl – CFO**
Born 24.05.1959, married, 1 daughter, 2 sons

Career path

1979 – 1983	Kleibl GmbH
1984 – 1986	Milan Bioform GmbH
1987 – 1989	Girozentrale / Account Manager
1989 – 1992	OMV AG / Divisional Controller
1991 – 1992	Controller of OMV Canada Ltd.
1992 – 1994	Lauda Air / Manager Controlling
1994 – 2001	Wienerberger Ziegel AG / Business Manager Austria
Since 1.10.2001	Austrian Airlines Group / Chief Financial Officer (CFO)

Mr. Kleibl resigned his Board of Management function with effect from 12 March 2008.

› **Peter Malanik – COO**
Born 29.08.1961

Career path

1985 – 1989	Austrian Airlines Group / International Relations
1989 – 1994	Austrian Airlines Group / Department of Multilateral Traffic Policy
1994 – 1996	Austrian Airlines Group / Manager of Department of Commercial and Technical Personnel, Deputy to Group Head Human Resources
1996	IATA International Air Transport Association (Geneva) / Deputy Director of European Aviation Policy
1996 – 2000	AEA Association of European Airlines (Brussels) / General Manager Technical and Operations
2000 – 2007	Austrian Airlines Group / General Secretary
2003 – 2007	Also Manager of Group Alliance Policy
2004 – 2007	Also Group Head Human Resources
Since 2007	Star Alliance / Chairman of Alliance Management Board
Since 1.1.2008	Austrian Airlines Group / Chief Operations Officer (COO)

Current contract runs until 31.03.2010.

› **Andreas Bierwirth – CCO**
Born 08.05.1971, married, 2 sons

Career path

2002	Eurowings Flug GmbH (Dortmund) / Deputy Managing Director
2002 – 2005	Germanwings GmbH (Dortmund) / Deputy Managing Director
2005 – 2006	Germanwings GmbH (Dortmund) / Managing Director
2006 – 2008	Deutsche Lufthansa AG (Frankfurt) / Vice-President Marketing
From 1.4.2008	Austrian Airlines Group / Chief Commercial Officer (CCO)

Current contract runs until 31.03.2011.

› **Josef Burger – CCO**
Born 04.04.1952, married, 2 sons

Career path

1979	Austrian Airlines Market Research
1979 – 1981	Österreichisches Verkehrsbüro
1982	Meridian tour operator
1982 – 2001	Tyrolean Airways / Executive Manager of Marketing Department
2001	Tyrolean Airways / Managing Director
15.10.2001 – 30.9.2007	Austrian Airlines Group / Chief Commercial Officer (CCO)

Dr. Burger retired from the Board of Management as of 30 September 2007.

Report of the Supervisory Board

The year 2007 was a period of transition for the Austrian Airlines Group, in which it proved possible to establish an upward trend. The Group consistently implemented a programme of strategic measures on the basis of the capital increase successfully completed the previous year, significantly increasing the offensive strength of the company as a result. With its strategy of specialisation, the Austrian Airlines Group has created a solid foundation for its new direction.

The crucial issues requiring the consultative and decision-making skills of the Supervisory Board in the financial year 2007 related on the one hand to the staged implementation of restructuring measures launched at the end of the previous year, primarily from the reduction in long-haul and a consistent orientation to market requirements in the fleet and personnel areas, and on the other hand to continued expansion of the company's quality product.

In light of these stages in the implementation process, therefore, the past financial year needs to be viewed as a transitional year, when the positive effects of the closure of unprofitable routes could not completely relieve the operating result and the remaining fixed costs could only be reduced on a delayed basis. Despite this, the improved operating result compared to the previous year as well as the positive net result show that the course taken by the company has been the right one. Working together with the competent and newly-extended Board of Management, motivated employees will contribute to the accomplishment of this objective.

In addition to this, due to the early retirement of one member of the Board of Management in the Third Quarter of 2007 and following a call for applications started in early December 2007, a decision was reached to appoint to the Board of Management Mr. Peter Malanik as Chief Operations Officer (COO) from 1 January 2008 onwards, and Mr. Andreas Bierwirth as Chief Commercial Officer (CCO) from 1 April 2008 onwards. Mr. Thomas Kleibl informed the Chairman of the Supervisory Board in January 2008 that he intends to relinquish his Board of Management mandate at the meeting to be held on 12. March 2008.

In the past financial year, the Supervisory Board has discharged its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its difficult tasks. The Supervisory Board held a total of seven meetings and convened ten times in committees in 2007. It discussed the management and business trend of the company, dealt with its planning issues, received reports from the Board of Management and passed the respective resolutions where necessary. Average attendance at the meetings of the Supervisory Board was 89%.

In this manner, the management of the company was kept under ongoing review.

The financial statements of Austrian Airlines AG and consolidated financial statements as drawn up by the Board of Management to 31 December 2007 have been audited by the appointed auditors, Ernst & Young, and issued with an unqualified audit opinion. The Management Report is in line with the financial statements and consolidated financial statements.

The Supervisory Board approves the Annual Report 2007, which is therefore ratified in accordance with Section 125, Clause 2 of the Austrian Stock Corporation Act, and declares that it approves the consolidated accounts and Group Management Report drawn up in accordance with Section 246 and in connection with Section 245a of the Commercial Code, whereby said documents are deemed to be officially approved.

The Supervisory Board would like to express its gratitude to all employees of the Group in recognition of the work done in the past financial year. It would also like to thank all of the company's customers, suppliers and above all shareholders for their loyalty throughout the year.

Vienna, March 2008

Peter Michaelis m.p.
Chairman of the Supervisory Board

Continuous Optimisation through Management of Opportunity and Risk, Quality and Security

In the interest of optimising the management of all commercial processes, the divisions of Opportunity and Risk Management, Quality Management and Corporate Security are valued highly at the Austrian Airlines Group. The Group aims to achieve cross-divisional, value-oriented usage of all opportunities for optimisation and to deal professionally with potential hazards of all kinds. Concrete improvements were once again achieved in all three divisions in the report period.

Targeted and efficient management

In the dynamic environment of the airline industry, a company must be able to provide targeted and efficient management of its commercial processes if it is to live up to the demands of a "quality carrier" profile. The ability to identify and exploit targeted opportunities is crucial, as is the transparent presentation of risks.

Opportunity and risk management

As an aviation company, Austrian Airlines functions in an extremely dynamic, and often highly volatile, commercial environment. Both opportunities and risks are part of everyday business for the company. In light of the high quality standards of the Austrian Airlines Group, transparency is considered particularly important. The Group's ability to recognise, successfully control and manage risks early on in their development and to identify and exploit opportunities are key factors enabling the Group to successfully realise the corporate vision.

Company-wide opportunity and risk management

In light of these factors, the Austrian Airlines Group has been actively managing its exposure to commercial risk for some years now, with a unit devoted to Group-wide risk management in existence since the financial year 2003. The range of responsibilities of the department expanded significantly following its repositioning as the Risk and Opportunity Management unit in November 2006, and restructuring of the management processes involved. Since that time, current risk management structures have expanded and evolved into Group-wide risk and opportunity management.

Under the stewardship of a single risk and opportunity manager, a Group-wide opportunity and risk management process now continuously records and analyses all the relevant opportunities and risks in institutionalised processes, providing a basis for prompt planning and implementation of management (counter-) measures. The primary goal thereby is not so much risk avoidance as the controlled and conscious handling of risks and the prompt recognition and realisation of any opportunities that may present themselves, making a hugely valuable contribution to management of the company.

Opportunity and risk workshops were held with all divisions in 2007. Opportunities and risks defined within the workshops were then evaluated and finally aggregated into an overall level of risk for the Group. In partnership with relevant operative units ("risk owners"), the Risk and Opportunity Management unit now records and analyses the ongoing trends in opportunities and risks identified.

Workshops with "risk owners"

For further details of the Risk Management of the Austrian Airlines Group, see Note 36.

Structured quality management

In order to guarantee that the Austrian Airlines Group's high standards of quality are met, the task of centralised quality management is to continuously check not only quality levels along the customer service chain per se but also the value-related effects of any measures implemented.

Corporate Security

While punctuality, reliability and cleanliness are the visible and measurable basic parameters of a quality carrier, the Security Division works largely in the background. While this means it is less evident to passengers, the division is responsible for ensuring arguably the most important basic requirement of passengers today: security.

Security as a core requirement of passengers

By security, the Austrian Airlines Group understands the personal protection of its customers, employees, aircraft and property from intentionally caused, lasting negative interference in its regulated, secure processes in line with existing law.

In this field, too, the Group generated important momentum towards further optimisation in the past financial year with the formation of a central Group function, "Corporate Security". When preparing and introducing any new or additional measures necessary, the company proceeds with a sense of proportion, taking into account the justified concerns of investors, passengers and employees. Close cooperation with the authorities is also particularly important here – especially in a sector such as aviation, which is subject to stringent regulation by the state.


OE-LDG
CREW
1957
1967
1977
1987
1997
2007

Outstan...

Austrian Crew in „dirndl and loden look" in front of an MD80

Today, of course, important milestones in the development of the company have been relegated to the status of footnotes in its history: the construction of hangars, cooperation in the European "Airbus" project, its membership of alliances. Or the takeover of "Touropa", at the time the country's largest air-based tour operator. Holidays were still more important than business-related travel at the time – a situation that was destined to change in later years.

Year in, year out, however, the company could report to domestic taxpayers that Austrian Airlines experienced a continuously upward trend, despite the competitive crises dogging other markets. The number of Austrians who could afford to take holiday flights was rising from year to year, moreover, defining an increasingly important role for the charter segment. Beyond this, a sartorial departure changed the visual image of the company forever as flight attendants, who had worn a military blue in the founding years, adopted a "dirndl and loden look" in the seventies consisting of the traditional dress and coat. Alpine folklore was "in", and its wearers unmistakeable.

With the introduction of a Corporate Design, however, the focus returned to internationalisation, and the "red look" was chosen for the flight attendants, a look which said totally outstanding, elegant, courageous – and a little crazy.


AIRLINES
707



on top: Boeing 707
below: Service on an MD80

Austrian Airlines on the Capital Market

In a year that produced a changeable but on balance, positive international capital market environment, the Austrian Airlines share price reported a sharp decline. The main reasons for this were uncertainty over the US subprime mortgage crisis and the prices of oil and fuel, both of which rose strongly again later in the year. Despite this, Austrian Airlines shares continue to generate keen interest amongst domestic and international investors, the expansion in the number of investment banks regularly publishing research on Austrian Airlines being evidence of this. The Group's extensive information activities for investors, including its "Investor Day" held in November 2007, also met with an extremely positive response.

Austrian Airlines Shares

Information on Austrian Airlines shares

Stock Exchange listing: Vienna (Introduction 1988), Official Trading/ATX
Market Maker Spot Market: Bank Austria
Market Maker Futures and Options Market: Raiffeisen Centrobank, Erste Bank
ÖKB-WKN: 062015
ISIN: AT0000620158

International share markets moving upwards

Overall rise despite intermittent setbacks

Following a strong start to 2007, the most important international stock market indices suffered a sharp correction towards the end of the first quarter. Markets around the world then recovered continuously in the second quarter, however, reaching highs early on in Q3. Following another fall in prices in late summer caused by the unstable US sub-prime mortgage market, the weak US dollar and rising oil price, international indices began to perform more positively again at the beginning of the fourth quarter. On balance, the FTSE Index rose by 3.5% in 2007, the DAX by 22.0%.

Volatile trend on the Vienna Stock Exchange

ATX rises by 1.1% on balance

The Vienna benchmark index, the ATX or Austrian Traded Index, essentially followed the trend in international share markets. After demonstrating a positive trend early in the report period, there was a significant price correction in March. In early summer the index began to rise continuously once again, hitting an all-time high of 4,981.87 points on 9 July 2007. The ATX came to a standstill again at below 4,300 points in August, due to the uncertainty on international financial markets. After rising again briefly, the price succumbed to downward pressure from the slump on international share markets, falling to a low for the year of 4,171.9 points by 21 November 2007.

As at 31 December 2007, the ATX reported a year-on-year increase to 4,512.98 points, or 1.1%. This broadly positive trend was produced by the generally strong results being posted by listed companies.

Increase in trading activity

Favourable forecasts for both the Austrian national economy and the neighbouring regions of Central, Eastern and South-Eastern Europe – where Austrian companies enjoy a particularly strong presence – had a highly positive influence on performance. At the same time, requotations and capital increases expanded the share offering, while the number of trading participants also rose. This led to another sharp rise in trading volume: compared to the previous year, total turnover on the spot market of the Vienna Stock Exchange increased by 44.5% in 2007, to an average of EUR 16.0 billion per month. The market capitalisation of the Vienna Stock Exchange also rose steadily in 2007, approaching the European standard in terms of its ratio to Gross Domestic Product. Market capitalisation stood at EUR 157.9 billion on 31 December 2007, 8.0% above the comparable value for December 2006.

Fall in Austrian Airlines share price

› **Austrian Airlines share price trend in 2007 in comparison to jet fuel price trend in 2007 (USD/t)**


EUR
14
12
10
8
6
USD/t
1,000
900
800
700
600
500
400
Austrian Airlines Share
Jet Fuel
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

The trend in European airline share prices in the financial year 2007 was on the cautious side overall. Uncertainty on capital markets, caused chiefly by instability in the US subprime mortgage market, the weakness of the US dollar and the historic highs in the oil price towards the end of the year produced price losses on balance. On 31 December 2007 the MSCI Europe Airline Index stood 18.0% below its value as at 31 December 2006.

Austrian Airlines shares fall by 14.9%

The Austrian Airlines share price was unable to escape this trend. In the early months of 2007, the share carried over its positive tendency from the previous year, influenced not least by the successful capital increase of late 2006. On 11 April 2007 the share price actually rose to its highest level for many years, EUR 12.31. Despite such gains, the share lost ground again in the third quarter due to the unfavourable capital market environment and oil price trend, eventually falling to an historic low of EUR 5.00 in the fourth quarter (21.11.2007). Austrian Airlines shares were trading at EUR 6.25 on 31 December 2007, a figure on balance 14.9% below their value at the end of 2006.

Share buyback launched

Up to 3% of shares

Since November 2007, the Austrian Airlines Group has been implementing a share buyback programme authorised by the Annual General Meeting of May 2007. The buyback was launched on 27 November 2007 and is expected to end on 29 February 2008. Within the framework of the programme, Austrian Airlines Group ordinary bearer shares will be bought back, to the extent of up to 3% of the issued share capital. Full utilisation of the authorised volume would increase the proportion of own shares held by the company by 2.57 million, from its current level of 1.7 million to 4.27 million shares. As a result, the Group would own a holding of 4.98% in its own company.

The 52nd Annual General Meeting of 4 May 2007 established the price spread for the buyback at between EUR 5 and EUR 20. The Austrian Airlines Group reserves the right, if necessary, to use the bought-back shares to operate an employee participation programme or the Stock Option Programme 2007.

› **Austrian Airlines share price compared to ATX and MSCI European Airlines Index[1] (indexed as at 01.01.2007)**


160
140
120
100
80
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Total Return Index Austrian Airlines
ATX
MSCI European Airlines Total Return Index

[1] The MSCI European Airlines Index has been calculated since January 1995. It includes Lufthansa, British Airways, Air France, SAS and Iberia, and reflects Total Shareholder Return (price gains and dividends).

Readmission to the ATX

On 24 September 2007, following a decision by the ATX Committee, Austrian Airlines shares were readmitted into the ATX, the benchmark index of the Vienna Stock Exchange. The Vienna Stock Exchange's monthly evaluation of share indices according to turnover and market capitalisation on a free float basis concluded that Austrian Airlines shares met the criteria for readmission onto the ATX. The weighting of Austrian Airlines in the index on 31 December 2007 was 0.5%. Total turnover volume of Austrian Airlines shares on the Vienna Stock Exchange stood at EUR 1,641.9 million in 2007, due chiefly to the positive effect of the successfully completed capital increase of 2006. This was sharply up on the previous year's figure. Average daily turnover totalled 757,320 shares (in double counting).

Stable shareholder structure

› Shareholder structure of the Austrian Airlines



47.48% Free float
42.75% ÖIAG[1]
2.52% Austrian Airlines
7.25% Austrian institutional investors (syndicate)[1]

[1] For the purpose of guaranteeing Austrian ownership and effective control in the sense of Article 4 of European Council Regulation 2407/92 (EEC) and the currently valid bilateral agreements on Air Transport, a syndicate agreement is in place between ÖIAG and Austrian institutional investors – LVBG Luftverkehrsbeteiligung GmbH, Salvelinus Handels- and Beteiligungsgesellschaft m.b.H. (Raiffeisen) and Wiener Städtische Allgemeine Versicherung Aktiengesellschaft. Signatories to the syndicate agreement are committed to voting in the same way as ÖIAG. Shares combined within the consortium are subject to restrictions on their sale.

ÖIAG holding rises to 42.75%

On 23 May 2007, Österreichische Industrieholding Aktiengesellschaft (ÖIAG) announced an increase in its stake in the Austrian Airlines Group, from 39.80% previously to a new level of 42.75%. This change in holding came as a result of the sale of Austrian BAWAG P.S.K. Group to American investment fund Cerberus Capital Management, after which the BAWAG P.S.K. Group offered its shares in the Austrian Airlines Group to other partners in the syndicate. The purchase of this holding enabled the syndicate lead by ÖIAG to retain its majority in the Austrian Airlines Group of 50% plus one share. As a result of the share buyback programme, the number of own shares held by the company as at the balance sheet date increased by 462,000 to a total of 2.162 million shares, or from a percentage of 1.98% to one of 2.52%. The remaining holdings are in free float. The Austrian Airlines Group displays a broadly diversified shareholder structure, as is standard for listed companies, evidence of the keen interest and confidence of investors, particularly at International level. See Note 29 for details of the structure of the issued share capital.

Dividend payment temporarily not possible

The Austrian Airlines Group is striving to accomplish long-term restoration of its operating results and a significant reduction in the level of debt. Although the net gearing of the Group, which stood at 125.0% on 31 December 2007, remains above the level it is working to achieve, the reductions made in recent years indicate a firmly downward trend. In line with the provisions of the Austrian Stock Corporation Act, the individual account of Austrian Airlines AG set up according to Austrian accounting principles forms the basis for the payment of a dividend. Because these financial statements show a balanced balance sheet result for the financial year 2007, payment of a dividend for 2007 is not possible. Due to the simplified capital decrease in December 2006, any dividend will be limited to 4.0% of issued share capital until the end of the financial year 2008 at the earliest. In the medium term, the turnaround now completed is designed to benefit shareholders through the payment of appropriate dividends.



› Earnings per share[1] (EUR)



› Earnings per share diluted[2] (EUR)



-4.05
-3.55
0.03
2005[3]
2006[3]
2007[4]
-4.05
-3.55
0.03
2005[3]
2006[3]
2007[4]

[1] From 2002: adjusted by 1.7 million bought-back shares, and taking into account the number of newly-issued shares as a result of the capital increase in 2006 and adjusted by 462,000 bought-back shares from 2007 onwards.
[2] Adjusted by average number of own shares held by the company.
[3] Due to the loss reported for the year, diluted earnings per share correspond to the earnings per share.
[4] According to IAS 33.47, diluted earnings per share in 2007 correspond to undiluted earnings per share, as the options were not included in the cash position.

Investor Relations

The Investor Relations activities of the Austrian Airlines Group are oriented towards providing the financial community with detailed information about the company. A fair and balanced evaluation of the Group's share price in line with actual market conditions is essential if long-term confidence in the Group is to be maintained. A high level of transparency, openness, service and symmetry of information are considered the central guiding principles of the wide-ranging measures employed by the company in this area.

Investor Day in November

The management of the Austrian Airlines Group used a series of international roadshows and conferences to keep key players in the financial community updated with the company's development and perspectives. The Austrian Airlines Group also organised its own "Investor Day" in November 2007, which was positively received by numerous analysts and investors from Austria and around the world.

Analyses by the following companies appeared in 2007

Citigroup
Deutsche Bank
Erste Bank
Exane BNP Paribas
Goldman Sachs
Raiffeisen Centrobank
Unicredit

New research coverage by Goldman Sachs

The Austrian Airlines Group once again generated a high level of interest amongst the financial community in 2007, a fact also reflected by its extensive research coverage. The number of banks regularly producing analyses of the company has grown, and Goldman Sachs published its first research report on Austrian Airlines in October 2007. Seven Austrian and international investment houses now publish corporate analyses of the Group on a regular basis.

Interested investors wishing to access regularly updated information about Austrian Airlines will find the Investor Relations section of the company website at www.austrian.com is all they need. Details of key financial results can also be downloaded around the clock. In addition to this service, the Investor Relations team is always happy to provide answers to more specific questions about the company.

Contact

Investor Relations
Prisca Havranek-Kosicek
Tel.: +43 (0)5 1766 – 13311
Fax: +43 (0)5 1766 – 13899
E-mail: investor.relations@austrian.com

› Financial Calendar 2008

Annual Results 2007	13 March 2008
First Quarter Results 2008	24 April 2008
Annual General Meeting	7 May 2008
Half-Year Results 2008	24 July 2008
Third Quarter Results 2008	28 October 2008

› Key figures for investors

		2007	2006	2005	2004	2003
Share price at year-end	EUR	6.25	7.34	6.57	9.66	6.52
Share price high	EUR	12.31	9.17	10.05	13.60	7.89
Share price low	EUR	5.00	6.21	6.20	6.57	5.71
Market capitalisation at year-end[1]	EURm	522.0	616.4	212.2	312.0	210.6
Average daily turnover	EURm	6.65	1.54	0.97	1.96	0.31
Trading volume on Vienna Stock Exchange	Shares million	187.1	50.7	31.9	46.0	11.3
Contracts traded Futures and Options Market	Contracts	56.652	41.850	60.854	107.319	12.846
Dividend[2]	EUR	–	–	–	–	–

[1] From 2002: adjusted by 1.7 million bought-back shares, and taking into account the number of newly-issued shares as a result of the capital increase in 2006 and adjusted by 462,000 bought-back shares from 2007 onwards.

[2] Dividends in 2007: because the financial statements of the parent company show a balanced balance sheet result for the financial year, payment of a dividend for 2007 is not possible.


AUSTRIAN
OE-LDY
AUSTRIAN
OE-LDC
1957
1967
1977
1987
1997
2007

Focus East.

To understand the success story of Austrian Airlines in the past two decades, it is impossible to ignore the most important event of recent history – revolutionary events brought on by political collapse. In autumn 1989, the Eastern Bloc collapsed (almost) without bloodshed. Communist regimes from the Baltic to the Aegean evaporated overnight. The Iron Curtain fell, the Berlin Wall was breached. Separated couples, families and peoples were reunited after decades. And a community of the future became the hope for every nation on the Continent. Its name was the European Union.

Austrian Airlines reacted quickly to events; as quickly as possible, that is. 1990 saw the company place the biggest fleet order in its history, acquiring aircraft of the types Airbus A320 and A321. The time was just right. A glance at the new political map of Europe showed that Austria had shifted from the edge to the centre of the Continent, that the former planned economies of the east would introduce radical reforms with the help of the EU and that international organisations, concerns, banks and major companies would be queuing up to use Vienna as a springboard into the region. And one final change had still to be factored into the new political reality: a growing number of travellers would now begin flying from east to west – and vice versa.





Austrian Technik in the early nineties.

on top: Austrian employees form the Austrian „chevron"-logo.
below: Airbus A321 Millenium, 1996

Business Development 2007

The business development of the Austrian Airlines Group over the past year strongly reflected the positive effects of restructuring measures implemented by the company. Due to the closure of unprofitable long-haul connections and a change in the traffic mix in favour of short- and medium-haul, the Group was able to make marked improvements in both its yield and overall profitability. Despite reductions in production and flight revenue, the Group recorded a significant improvement in EBIT on this basis. The Austrian Airlines Group achieved the greatest improvement with a turnaround in its annual result, which increased by EUR 133.2m to EUR 3.3m. The stabilisation of fuel costs, which were significantly below the 2006 figure despite price increases in 2007, and a marked reduction in personnel expenses both contributed significantly to this trend.

Consolidated Statement of Accounts according to IFRS

The Consolidated Statement of Accounts 2007 of the Austrian Airlines Group was prepared in accordance with IFRS - International Financial Reporting Standards as applicable in the EU (formerly known as International Accounting Standards or IAS). In the interest of improved international comparability, the Group introduced International Accounting Standards into its reporting in 2000. Please refer to Note 38 of this Annual Report for details of the individual business areas (segments).

Robust global economy despite international financial crisis

As a highly cyclical industry, the international aviation sector is strongly dependent on the general economic trend and extremely susceptible to external factors.

According to the International Monetary Fund (IMF), global economic growth remained extremely dynamic in 2007, rising by 4.7%, even though the speed of this expansion slowed somewhat. Supported by continued powerful expansion in Asia, the global economy experienced its fifth year of strong growth in 2007 as a result. The economy of China (2007: +10.9%) proved an important driver of growth both in South-East Asia and for the world as a whole. For 2008, economic forecasters are expecting a slowdown in the economic trend. The need to cope with the American credit crisis and its consequences will have a noticeable influence on the economic trend.

Positive economic cycle in Eurozone

Supported by strong investment growth, the economic situation in the Eurozone proved highly robust in 2007, and with real growth of 2.6% outperformed the growth dynamic of the USA. The ongoing upward trend of the Eurozone was driven first and foremost by the German economy. Austrian GDP grew by 3.3% in the report period, 0.7 percentage points above the average for the Eurozone.

Although the high growth rate in Austria also accelerated the increase in employment and state revenue, the broadly positive economic environment did not translate into increased consumer demand in private households. This was exacerbated by the depressant effects of the crisis on international financial markets. As a result, the IMF reported that it expected the rate of real economic growth for 2008 to slow to 2.7%, or approximately the average long-term figure.

Fuel price introduces element of uncertainty

The future trend in the oil price is once again introducing a degree of uncertainty into the aviation industry. In its latest passenger forecast (2006-2010), IATA predicted an annual growth rate of 4.8% for international air traffic in the medium-term. Regional variations in the rate of growth are to be expected, including an above-average increase in passenger volume in the focus markets of the Austrian Airlines Group.

Changed composition of traffic mix

Passenger volume stable despite reduction in capacity

Despite the closure of unprofitable long-haul destinations, the Austrian Airlines Group posted highly satisfactory levels of passenger trend in the report period. The number of passengers carried once again exceeded ten million. Thus, the passenger trend in the short- and medium-haul segment compensated in full for the reduction in the number of passengers carried on long-haul routes. The total number of passengers carried by the Austrian Airlines Group in the report period was 10,832,305, stable compared to the figure for one year previously.

› **Trend in available seatkilometers and passengers carried**


+5.7%
30,887
+1.6%
31,374
−15.4%
26,552
+7.6%
10,120
+7.1%
10,835
+0.0%
10,832
Compared to previous year
2005
2006
2007
2005
2006
2007
Available seat kilometers (millions)
Passengers carried (000)

Capacity reduced on long-haul routes

The package of restructuring measures implemented in the report period was already beginning to have a positive effect in the financial year 2007 itself. The Austrian Airlines Group reported a fall in production of 28.0% (as measured in available seat kilometers – ASK) in the long-haul segment due to the closure of long-haul destinations. In the short- and medium-haul segment, by contrast, the Group significantly expanded its flight capacity with an increase of 8.5% (ASK) compared to the previous year. Growth was particularly buoyant on routes to Central and Eastern Europe. At 26,552 million seat kilometers in total, flight capacity in 2007 was 15.4% down on the figure for the preceding year due to the redimensioning of long-haul capacity.

The trend was a similar one for traffic demand as measured in revenue passenger kilometers (RPK). While demand in the long-haul segment fell by 25.2%, the figure for the short- and medium-haul segment increased by 11.1%, a disproportionately strong rise compared to production growth. As a result, the overall fall in traffic demand was 14.2%, substantially below the fall in capacity, due also to the phasing out of long-haul production.

The Group was also able to use targeted cuts in production within the framework of its restructuring measures to improve the passenger load factor. This increased by 1.0 percentage points to 75.5% in the report period.

Significant increase in yields

Change in traffic mix produces positive structural effect

Through the change in traffic mix already mentioned in favour of short- and medium-haul routes, the Austrian Airlines Group made an important improvement in its cost and revenue structure in the report period, with the closure of lower-yield long-haul destinations in favour of the higher-yield short- and medium-haul segment producing a positive structural effect. The Group succeeded in increasing its yields (operating revenue per ASK) by 13.6% on balance in 2007, while unit costs (operating expenses per ASK) only increased by 11.5%. The profitability of the Group improved significantly as a result.

Clear improvement in result situation

› **Profit and loss account**

EURm	2007	2006	+/– abs.	+/– %
Operating revenue	2,550.9	2,662.8	–111.9	–4.2
Operating expenses	–2,525.3	–2,751.8	226.5	8.2
EBITDAR	373.2	277.2	96.0	34.6
EBITDAR adjusted[1]	386.7	348.7	38.0	10.9
Result from operating activities[2] (EBIT)	25.6	–89.0	114.6	–
Result from operating activities[2] (EBIT) adjusted[3]	39.1	–8.3	47.4	–
Revenue from the sale of subsidiaries	12.9	–	12.9	–
Financial result	–35.7	–49.1	13.4	27.3
Result befor tax	2.8	–138.1	140.9	–
Result befor tax adjusted[3]	11.0	–50.1	61.1	–
Result from continued business divisions	3.3	–139.6	142.9	–
Result from continued business divisions adjusted[3]	11.5	–51.6	63.1	–
Net result for the year	3.3	–129.9	133.2	–

[1] Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft and foreign currency valuations at the reporting date and the value adjustment at Slovak Airlines.
[2] Before incorporation of associated companies.
[3] Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date, recovery/impairment of the value of aircraft and the effect of changes in the rate of corporation tax and the value adjustment at Slovak Airlines.

Adjusted EBIT clearly positive at EUR 39.1m

Due primarily to reductions in expenses produced by the closure of fuel-intensive, low-yield long-haul routes with little demand for non-stop flights, the Group improved its EBIT from EUR –89.0m in the preceding year to EUR 25.6m in the financial year 2007. The EBIT adjusted by exceptionals (extraordinary effects such as the costs of the transfer of aircraft, exchange rate differences, the result from the disposal of assets and expenses from the long-haul restructuring the previous year), at EUR 39.1m, increased significantly, by EUR 47.4m, compared to the preceding year. As a result, the Group achieved a positive figure in this area for the first time since 2004.

As a result of increased interest, the financial result of EUR –35.7m is EUR 13.4m above the figure for the previous year (2006: EUR –49.1m). On this basis, the result before tax reached EUR 2.8m (2006: EUR –138.1m). Once deferred and effective taxes are deducted, the annual net result reached EUR 3.3m (2006: –129.9m) following two years' disruption. Consequently, the Austrian Airlines Group achieved an annual result up by EUR 133.2m compared to the previous year.

Net result positive at EUR 3.3m

› **Result trend** (EURm)


25.6
-100.0
-89.0
-129.6
-138.1
2.8

[1] Before incorporation of associated companies.

2005 2006 2007
Result from operating activities[1] (EBIT)

2005 2006 2007
Result before tax

Revenue and operating revenue slightly reduced

› **Operating revenue**

EURm	2007	2006	+/– abs.	+/– %
Flight revenue	2,368.6	2,458.8	–90.2	–3.7
Other revenue	100.0	134.4	–34.4	–25.6
Revenue	2,468.6	2,593.2	–124.6	–4.8
Other income[1]	82.3	69.6	12.7	18.2
Operating revenue	2,550.9	2,662.8	–111.9	–4.2

[1] Includes changes in inventories and earnings from the sale of tangible and intangible assets.

In line with the sharp reduction in available passenger kilometers (ASK) of 15.4%, which primarily affected the long-haul segment, the flight revenue of the Austrian Airlines Group fell by only 3.7% to EUR 2,368.6m in the report period (2006: EUR 2,458.8m), a slower rate of decline than production. An improved market environment, the slight increase in the number of passengers carried and fuel surcharges levied by the Group compensated almost completely for the fall in flight revenues from charter and freight business produced by the cut in long-haul capacity. Other revenue fell by EUR 34.4m, primarily due to the sale of subsidiary company Travel Value Wien (TVW), to reach EUR 100.0m. By contrast, other income increased by EUR 12.7m to EUR 82.3m. This was overwhelmingly due to the increase in result from the disposal of assets and revenues from the release of provisions. On this basis, operating revenue overall fell by 4.2% to EUR 2,550.9m.

Flight revenue: –3.7%

› **Other revenue**[1]


7.3% Other
7.9% Revenue from service provider charging
10.2 % Sales of goods
12.6% Commissions
12.8% Handling services
14.6% Aircraft lease
34.6% Technical services

[1] See Note 8 for details.

Operating expenses strongly reduced

Restructuring takes effect

Fuel expenditure is one of the central cost factors in the flight operations of the Austrian Airlines Group. Although this item increased substantially in recent years, due to price increases on world markets, it eased significantly in the report period, primarily as a result of the restructuring measures. The personnel expenses of the Group also fell due to the reduction in the number of employees produced by the redimensioning of the long-haul segment.

The total operating expenses of the Group fell by 8.2% to EUR 2,525.3m, a significantly sharper reduction than that in operating revenue. While overall expenses for materials fell by 7.3% to EUR 1,538.6m in the report period, fuel expenditure was down by 16.7% or EUR 88.3m as a result of the cut in production on long-haul routes. Despite considerable financial strains due to the increase in kerosene prices, this fall even exceeded the size of the reduction in production. As a result, the share of total expenditure attributable to fuel costs also fell in the report period, decreasing by 1.8 percentage points to 17.5%.

› **Fuel expenditure** (EURm, %)


+46.6%
454.3
+16.7%
530.0
-16.7%
441.7
Compared to previous year
2005
2006
2007

Kerosene price: +9.8%

The average kerosene price in the report period 2007 was 709 USD/ton, a 9.8% increase on the previous year's figure. Taken over the year as a whole, the price of kerosene at the beginning of the balance sheet year was around 580 USD/ton. The kerosene price rose continuously in the first and second quarters, reaching the Group's internal planning assumptions of 700 USD/ton in the third quarter. In the fourth quarter above all, the kerosene price rose to a record high of more than 950 USD/ton. There was no noticeable relaxation towards the end of the year, with the kerosene price still at 912 USD/ton on 31 December 2007.

Hedging programme launched

In February 2007, the Austrian Airlines Group launched the staged development of a fuel hedging programme according to schedule. In an effort to achieve a more targeted risk spread, the programme aims to hedge up to approximately 20% of the Group's annual kerosene needs in order to achieve a smoothing, or stabilisation, of kerosene costs in the medium-term.

› **Price trend, jet fuel** (USD/t)


1000
900
800
700
600
500
400
2006
2007

Average prices
2005 562 USD/t
2006 646 USD/t
2007 709 USD/t

Fuel surcharges

In an effort to compensate in part for the additional expenditure on kerosene, the Austrian Airlines Group – in common with the majority of its competitor airlines – has introduced fuel surcharges in stages from May 2004 onwards, which are reported as additional revenue in the flight revenue position. These surcharges could only cover a part of the additional costs, however.

› **Expenses trend 2007** (EURm, %)


-7.3%
1,538.6
-13.8%
527.1
-8.1%
270.1
1.2%
189.5
-8.2%
2,525.3
Compared to previous year
Expenses for materials
Personnel expenses
Depreciation[1]
Other expenses
Operating expenses

[1] On tangible and intangible assets.

Marked reduction in personnel expenses

Despite paying advances under the terms of the collective agreement and concluding negotiations over increases in the collective agreements with commercial-technical and cabin staff, the personnel expenses of the Austrian Airlines Group fell by 13.8% in the report period, to EUR 527.1m. This reduction results primarily from the non-reoccurrence of personnel provisions created the preceding year to cover the cut in the number of employees due to the long-haul restructuring.

At EUR 189.5m, other expenses of the Group were 1.2% higher than the previous year. This item was influenced by an advertising offensive implemented in the report period. By contrast, depreciation and amortisation fell from EUR 293.8m in 2006 to EUR 270.1m in the report period. This was primarily due to aircraft sales, which affected long-haul Airbus aircraft sold as part of the fleet harmonisation, and impairments according of EUR 9.2m that only accrued last year.

Increase in unit costs

Change in traffic mix

The change in the traffic mix and reduction in available seat kilometers (ASK) produced a relative increase in unit costs in 2007. As a result of structural conditions, the Austrian Airlines Group has been unable to continue reducing its unit costs for the present. These had previously been declining consistently since 2001. Since yields were rising at the same time, however – to an even greater extent, in fact – this increase did not impact negatively on the profitability of the Group.

In concrete terms, unit costs (total adjusted operating expenses in relation to ASK) increased year-on-year by 11.5% to 9.43 ct/ASK (2006: 8.46 ct/ASK). Employee productivity (measured in flight revenue per employee) improved by 2.9% in the report period as a result of the fact that the fall in flight revenue caused by the production cutbacks on long-haul routes was lower than the reduction in the number of employees.

› **Productivity and adjusted unit costs**


267.0
+7.3%
286.5
+2.9%
294.9
8.18
+3.4%
8.46
+11.5
9.43
Compared to previous year
2005
2006
2007
Flight revenue/employee[1]
(EUR 000)
2005
2006
2007
Adjusted unit costs
(ct/ASK)

[1] Flight revenue per employee incl. off duty cases; employee volumes for previous years have been adjusted to take off duty cases into account.

Continuing strong net cash flows from operating activities

Despite the improvement in the result before tax, the cash flow from operating activities fell from EUR 360.2m to EUR 276.1m, primarily as a result of the reduction in working capital. The reduction in provisions compared to the previous year and the reduction in liabilities, primarily due to severance payments, also contributed noticeably to this effect.

Despite its strategy being clearly oriented towards growth in the Central and East European region, the Austrian Airlines Group continues to pursue a restrictive investment programme. The only aircraft to be newly incorporated into the fleet in 2007 was a Boeing 777-200ER, delivery of which had already been fixed on the basis of an order dating back to 2005. As a result, payments (investments) resulting from the acquisition of tangible and intangible assets rose by 8.2% to EUR 210.6m in the financial year 2007 (2006: EUR 194.7m). Due to the investments in aircraft, net cash flows from investing activities rose to EUR –173.6m (2006: EUR –2.0m). Net cash flows from financing activities fell by EUR 417.7m in the report period compared to the preceding year to reach EUR –399.9m (2006: EUR 17.8m).

Restrictive investments

› Net cash flows

EUR Mio.	2007	2006	+/– abs.	+/– %
Net cash flows from operating activities	276.1	360.2	–84.1	–23.3
Net cash flows from investing activities	–173.6	–2.0	–171.6	–
Net cash flows from financing activities	–399.9	17.8	–417.7	–
Change in cash and cash equivalents	–297.4	376.0	–673.4	–

Liquidity remains solid

The change in cash on hand and at bank, taking exchange rate differences into account, resulted in a reduction from EUR 516.1m to EUR 219.3m in the report period 2007. An increase from EUR 120.8m to EUR 516.1m was recorded the preceding year. By contrast, securities stood at EUR 206.6m, or EUR 148.3m above the figure for the previous year.

Reduction in net gearing

› Net Debt, Net Gearing


1,675.0
1,015.9
982.9
296.1
129.4
125.0
2005 2006 2007
Net Debt[1] (EURm)
2005 2006 2007
Net Gearing[2] (%)

[1] According to new definition: interest-bearing liabilities, reduced by cash on hand and at bank
[2] Net debt in relation to shareholders' equity.

Consistent repayment of liabilities and improvement of the balance sheet structure continue to be key objectives of the Austrian Airlines Group. The net debt of the Group fell by EUR 33.0m to EUR 982.9m in the past financial year due to repayments of non-current liabilities. In total, interest-bearing liabilities fell by EUR 329.8m to EUR 1,202.2m in the report period. Net Gearing (net debt to equity ratio) fell from 129.4% to 125.0% due to the reduction in long-term liabilities.

Net debt cut slightly

› **Balance sheet structure** (EURm)


2,840.3
3,208.7
3.208.7
2.840.3
784.8
786.5 Shareholders' equity
Aircraft 1,924.3
2,133.2
1.604.2
1.288.2 Non-current liabilities
Other tangible assets¹ 100.9
90.0
225.8
Other non-current assets² 362.5
516.1
Cash and Cash Equivalents 219.3
819.7
765.6 Current liabilities
Other current assets 233.3
243.6
2007
2006
Assets
2006
2007
Shareholders' equity and liabilities

[1] Incl. intangible assets and investments in associates using the equity method
[2] Incl. securities and loans, other accounts receivable and deferred tax assets

Equity ratio increased

As at the balance sheet date of 31 December 2007, the equity ratio of the Austrian Airlines Group, at 27.7%, was above the comparable figure for the end of 2006 (24.5%) due to the consistent redemption of liabilities in the report period. Both the ROE (0.4%) and ROCE (1.6%) also improved sharply compared to the previous year. The CVA improved, reaching EUR –77.8m (2006: EUR –114.9m).

› **Value management ratios**

EURm, %	2007	2006
ROE[1]	0.4	–20.5
WACC[2]	6.0	5.5
ROTGA[3,4]	6.6	5.4
ROCE[4]	1.6	–4.7
CVA[5]	–77.8	–114.9
CVA-Veränderung	37.1	50.1

[1] Result before tax in relation to average shareholders' equity
[2] Weighted Average Cost of Capital
[3] EBITDAR in relation to Totoal Gross Assets (=fixed assets at purchasing costs minus non-interest-bearing debt)
[4] NOPAT (= EBIT minus taxes) in relation to Capital Employed (=shareholders' equity plus interest-bearing debt minus cash and cash equivalents).
[5] (ROTGA minus WACC) x Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).

Risk management

For detailed information concerning the risk management of the Austrian Airlines Group, see the Corporate Management and Control section (Risk Management) on page 30 of this Annual Report, and Note 36.

Segments

Despite cutting back production – motivated primarily by the need to redimension long-haul capacity – the Austrian Airlines Group stabilised its passenger volume in 2007. The load factor improved in the scheduled and charter segments. A concentration on higher-revenue short- and medium-haul routes also had a positive effect on the result, which improved markedly in the scheduled and charter segments. With an 87.2% share of revenue, scheduled services remain the most important business segment for the Austrian Airlines Group. An increase in revenue from aircraft leasing and third-party handling had a positive effect on the trend in the complementary services segment in the report period.

Traffic performance and load factor improved further

The Austrian Airlines Group phased out a number of unprofitable long-haul destinations in 2007 as part of its restructuring programme. This also led to a reduction in production capacity as measured in available seat kilometers (ASK). The total capacity of the Group fell by a total of 15.4% in the report period to 26,552 million as a result.

Passenger volume stable

Despite these restructuring measures and a cutback in production in the charter segment, the Group was able to stabilise its traffic performance in the report period. With a total of 10,832,305 passengers (+0.0%), the Group achieved another new record in 2007, carrying more than 10 million passengers for a second consecutive year. Around 87.5% of this total volume travelled on scheduled services.

As a result, it also proved possible to increase the load factor marginally in the report period. The Group improved its passenger load factor on scheduled services by 1.0 percentage points, to 75.1%.

› **Passengers carried** (000, %)


10,835
10,832
Total: 0.0%
Charter
1,739
1,352
Charter: –22.3%
Scheduled
9,096
9.480
Scheduled: +4.2%
Compared to previous year
2006
2007

Long-haul redimensioning shapes traffic trend

Looked at in detail, the overall traffic trend of the Austrian Airlines Group in 2007 differed significantly from the preceding year. Production (ASK) fell sharply in all four quarters, due to the change in the traffic mix produced by the closure of several long-haul routes. The Group managed its passenger numbers and the load factor relatively successfully, however, with the help of partly strong production growth in the short- and medium-haul segment.

Revenue passenger kilometers (RPK) on short- and medium-haul services in the scheduled segment increased at the rate of 11.0%, disproportionately strong compared to the expansion in capacity (ASK) of 8.1%. On long-haul services, too, demand (RPK) only fell by 24.9% despite a reduction in capacity (ASK) of 27.9%. With some 8.2m passengers carried in the report period, the Group reported a solid 8.4% increase in the short- and medium-haul scheduled segment compared to 2006. Around 1.3 million passengers were carried in the long-haul segment in the report period; this figure was 16.0% lower than the previous year, and in line with the planned reduction. The passenger load factor on short- and medium-haul services reached 67.8% in the report period, 1.8 percentage points higher than the preceding year. In the long-haul segment, too, the passenger load factor, at 82.2%, was 3.1 percentage points above the 2006 figure.

Trend over the year

The Austrian Airlines Group reduced production (as measured in available seat kilometers) by 5.0% in the first quarter of 2007, when levels of demand have a tendency to be lower. This fall was produced not only by the restructuring but also the fact that flight operations ceased at Slovak Airlines in January 2007. Despite this, the number of passengers carried in this quarter was 6.1% above the figure for the same period the preceding year. The passenger load factor on scheduled services also rose significantly, increasing by 1.6 percentage points.

In the second quarter, the Group's total production and flight capacity were still sharply lower than the level for the previous year, primarily due to the closure of routes to Australia. In concrete terms, the Group reduced its capacity (ASK) on long-haul services by 34.9% in the period from April to June 2007, whilst raising short- and medium-haul capacity by 8.4%. This translated into a reduction of 18.3% on balance. In contrast, the number of passengers carried fell only marginally, by 0.7%, despite the impact of the restructuring measures. At 74.4%, the passenger load factor for scheduled services remained clearly up on the level for the previous year.

› **Quarterly traffic trend of scheduled segment in 2007 (billions of km, %)**


Short- and Medium-haul
Long-haul
bn km
Seat kilometers
Passenger kilometers
Passenger load factor
PLF%
4
3
2
1
75%
70%
65%
60%
55%
50%
45%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

In Q3, the quarter with the most buoyant demand, the reduction in long-haul capacity produced a similar structural effect as that seen in the second quarter. Although passenger volume was 4.4% below the figure for the comparison period in 2006, the load factor (scheduled services), at 78.1%, remained stable compared to the previous year.

In the fourth quarter winter season, which traditionally sees lower levels of demand, the traffic trend was favourable despite the production cutback. The number of passengers carried increased by 1.7% compared to the same period the previous year, while the passenger load factor on scheduled services remained stable at the previous year's level, at 73.7%.

Traffic statistics

		2007	2006	+/- %
Passengers carried		10,832,305	10,834,668	0.0
Block hours		326,822	347,414	-5.9
Available seat kilometers (ASK)	(000)	26,551,750	31,373,758	-15.4
RTK	(000)	2,559,671	3,047,575	-16.0
ATK	(000)	3,448,798	4,230,180	-18.5
Sector flights		164,139	167,292	-1.9
Total tons		149,535	171,284	-12.7

Segment classification remains unchanged

Scheduled, charter and complementary services

According to IFRS, the business segments of the Austrian Airlines Group are allocated to the areas of scheduled services, charter and complementary services. The scheduled flights of the Group operate under the brands of Austrian and Austrian arrows, while production in the charter flight segment is marketed under the "Lauda Air – the Austrian way to holidays" brand. Irrespective of the sales brand in question, production revenue in both the scheduled services and charter segments is generated by the two Production Companies of Austrian, created following the merger of the flight operations of Austrian and Lauda Air, and Austrian arrows (Tyrolean Airways). Since the demand curves for scheduled and charter traffic are broadly complementary when considered on weekly and annual bases, this structure allows for better management and optimised utilisation of necessary capacities. This is particularly true at weekends and during holiday periods.

Scheduled remains most important segment

As the most important segment of the Austrian Airlines Group, scheduled services accounted for EUR 2,152.1m of revenue in the financial year 2007. As a result of the production cutbacks in long-haul business, this figure is EUR 45.0m or 2.0% lower than the figure for the previous year (2006: EUR 2,197.1m). With an 87.2% share of revenue, scheduled services continue to comprise the core segment of the Austrian Airlines Group (2006: 84.7%).

Due to the production cutbacks and the loss of the charter business of Slovak Airlines, revenue from the charter segment, at EUR 216.5m, was sharply down on the previous year's figure (2006: EUR 261.7m). As a result, the share of overall group revenue attributable to the charter segment also shrank, falling by 1.3 percentage points to 8.8% (2006: 10.1%).

Revenue from the complementary services segment, which includes revenue from subsidiaries of the Austrian Airlines Group, handling for third parties at Vienna Airport and the leasing out of aircraft, fell to EUR 100.0m (2006: EUR 134.4m), due primarily to the effects of the sale of the Travel Value Wien (TVW) subsidiary. This segment's share of overall Group revenue fell to 4.0% (2006: 5.2%).

› **Short and medium haul routes**


Helsinki
Oslo
Stockholm
St. Petersburg
Tallinn
Gothenburg
Riga
Moscow
Copenhagen
Vilnius
Minsk
Hamburg
Warsaw
Berlin
London
Amsterdam
Leipzig
Kiev
Cologne
Dresden
Frankfurt
Prague
Vienna
Krakow
Lviv
Paris
Stuttgart
Munich
Linz
Kosice
Salzburg
Graz
Budapest
Donetsk
Rostov
Odessa
Innsbruck
Klagenfurt
Zurich
Basel
Geneva
Lyon
Venice
Zagreb
Belgrade
Bucharest
Nice
Sarajevo
Varna
Krasnodar
Florence
Sofia
Skopje
Barcelona
Madrid
Rome
Podgorica
Istanbul
Tbilisi
Yerevan
Baku
Ankara
Athens
Aleppo
Erbil
Tehran
Larnaca
Tel Aviv
Amman
Tripoli
Cairo

› **Long haul routes**


Vienna
Toronto
Chicago
Washington
New York
Astana
Beijing
Tokyo
Delhi
Dubai
Mumbai
Bangkok
Malé
Colombo

The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled services and charter segments according to the ATK produced, and are reported there as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date and provisions for aircraft awaiting sale in accordance with IAS 36 (Impairment) were allocated in relation to operating revenue between the segments and reported as other operating revenue or operating expenses respectively. Calculation of the result of each segment is based upon directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

● Austrian Airlines Destinations
○ Codeshare Destinations

› **Revenue per segment**


4.0% Complementary services
8.8% Charter
87.2% Scheduled

Scheduled services segment

The scheduled services segment covers all the scheduled traffic of the Austrian Airlines Group, and includes any additional services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). The strategic geographical regions in the Austrian Airlines Group network are the home market of Central and Eastern Europe, the Middle East and Asia. In point-to-point traffic, the Group focuses particularly strongly on incoming business.

Scheduled business demonstrates positive trend

Although the scheduled services segment was shaped by long-haul route closures in the financial year 2007, the Group compensated in full for the effect of the closures on passenger volume by sharply increasing its business on short- and medium-haul routes. Overall passenger volume on scheduled services grew by 4.2% in 2007 to 9,480,519. The Group reduced its available seat kilometers by 13.9% in the report period – more strongly than demand (revenue passenger kilometers), therefore, which fell only by 12.7%. As a result, the Group increased its load factor on scheduled services by 1.0 percentage points to 75.1% for the year as a whole.

› **Scheduled traffic statistics**[1]

		2007	2006	+/– %
Passenger carried		9,480,519	9,095,752	+4.2
Long-haul		1,285,575	1,538,267	–16.4
Short- and Medium-haul		8,194,944	7,557,485	+8.4
Passenger kilometer	(000)	17,431,603	19,959,073	–12.7
Long-haul	(000)	9,757,330	13,049,131	–25.2
Short- and Medium-haul	(000)	7,674,273	6,909,943	+11.1
Available seat kilometers	(000)	23,219,029	26,955,512	–13.9
Long-haul	(000)	11,874,950	16,499,116	–28.0
Short- and Medium-haul	(000)	11,344,079	10,456,396	+8.5
Passenger load factor	%	75.1	74.1	+1.0P.
Long-haul	%	82.2	79.1	+3.1P.
Short- and Medium-haul	%	67.7	66.1	+1.6P.
RTK	(000)	2,306,193	2,715,039	–15.1
Long-haul	(000)	1,482,749	1,968,773	–24.7
Short- and Medium-haul	(000)	823,444	746,266	+10.3
ATK	(000)	3,103,782	3,751,437	–17.3
Long-haul	(000)	1,834,629	2,487,538	–26.2
Short- and Medium-haul	(000)	1,269,153	1,263,899	+0.4
Overall load factor	%	74.3	72.4	+1.9P.
Long-haul	%	80.8	79.1	+1.7P.
Short- and Medium-haul	%	64.9	59.1	+5.8P.
Block hours		295,334	306,744	–3.7
Freight tons		138,559	158,165	–12.4
Post tons		10,666	12,518	–14.8
Total tons		149,225	170,683	–12.6

[1] Incl. Slovak Airlines

Transfer traffic at Vienna hub

Slight reduction in market share due to structural change

The Austrian Airlines Group continued to expand the medium-haul route capacity departing from its Vienna hub in the report period, whilst at the same time successfully implementing the redimensioning of long-haul services launched in 2006. With around 53% of the total, the Austrian Airlines Group has by far the largest share of passenger volume passing through Vienna controlled by any one carrier.

Concentration on secondary transfer

The share of total scheduled passenger volume of the Group attributable to transfer traffic was around 60% in the report period. The Austrian Airlines Group is accelerating its previous strategy by continuing to concentrate strongly on secondary market destinations with medium-sized passenger volumes, for which competition is less intense, and the bundling of the resultant streams of transfer traffic. Routes of this type account for a steadily rising share of the total, while the share contributed by primary transfer traffic, for which competition is more intense, is shrinking. In 2007, 66% of the Group's total transfer volume was already attributable to secondary markets (2006: 62%).

Expansion of specialist role in CEE and Middle East

New destinations, higher frequencies

The Austrian Airlines Group continued to pursue its Focus East strategy in 2007 by expanding its connections into the Central and Eastern Europe region. The cities of Burgas, Astana and Tallinn (the latter in cooperation with Estonian Air) all featured as new additions to the route network. Incorporating the new destination of Burgas enabled the Austrian Airlines Group to continue developing its pioneering role as a "first mover" in Central and Eastern Europe.

In addition to opening up new destinations into the network, Austrian has continued to expand its product on existing connections over the last year. The Group increased its flight volume to Sofia, Bucharest, Donetsk and Belgrade, as well as capacity to St. Petersburg and Krasnodar in the Russian Federation. The Group also expanded its seasonal flight business again. The number of summer connections to the Croatian cities of Dubrovnik and Split was increased, while the company sought to expand its incoming connections to Innsbruck in the winter season, offering direct flights on routes from Moscow, St. Petersburg and Kiev in particular. In the Middle East geographical segment, the Group strengthened its flight schedule to Iran and Cyprus in 2007, with the number of flights to both Tehran and Larnaca increased in the summer. Flights to the Iraqi city of Erbil, which had been operating successfully since December 2006, had to be suspended from the schedule in August for the remainder of the report period due to the political situation.

Intensification of traffic to and from Western Europe

In October of last year, the Austrian Airlines Group launched a new service to London City Airport to complement its connections to London Heathrow, enabling the company to offer an even more extensive and attractive schedule of flights to the city. The Group also succeeded in strengthening its presence in Italy in 2007: capacity to Rome was expanded in cooperation with Air One, and Naples was newly incorporated into the schedule. In return, flights to Turin were phased out at the end of the report period, and the previous joint connection from Florence via Bologna was converted into one non-stop connection to each destination. The connection to Strasbourg, which had previously operated via Luxembourg, was also cut, and replaced by a direct connection. The Group's service to Germany was also improved in cooperation with Lufthansa with a number of measures including a connection from Graz to Munich and Stuttgart, and the reintegration into the schedule of a service from Linz to Munich.

Redimensioning of long-haul routes

The redimensioning of long-haul capacity, first launched the preceding year, was implemented according to plan in 2007. The low-revenue destinations of Shanghai, Phuket, Mauritius, Kathmandu and the Australian routes to Sydney and Melbourne were all removed from the schedule. In contrast, the Group newly incorporated Chicago into its route network as a new destination.

› **Revenue by geographical segment, scheduled services**


0.1% Africa[1]
3.0% Austria
3.8% Switzerland
5.8% Scandinavia[2]
8.6% Middle East[3]
9.7% North America
10.0% Southern and South-Eastern Europe[4]
11.8% Germany
11.2% Other Western Europe[5]
14.2% Central Europe[6]
21.8% Asia/Oceania[7]

[1] Excluding Libya.
[2] Including Denmark.
[3] Including Cyprus, Libya, Turkey and Israel.
[4] Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
[5] Belgium, England, France, Ireland and the Netherlands.
[6] Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
[7] Including Armenia, Azerbaijan, Georgia and Uzbekistan.

Reduction in revenue from scheduled flights

Due to the reduction in capacity on long-haul flights, the total revenue of the Austrian Airlines Group from the scheduled services segment fell by 2.0% to EUR 2,152.1m in 2007 (2006: 2,197.1m). In revenue volume terms, Asia is the most important geographical segment, followed by CEE, Germany, Western Europe and Southern and South-Eastern Europe. Looking at the revenue trends, the various geographical segments developed unevenly due to differing market conditions. The strongly expanded segment of Central and Eastern Europe reported above-average revenue growth. The Group also reported higher-than-usual increases in revenue in the geographical segments of North America, Central Asia and the Middle East. By contrast, revenue from traffic to South-East Asia decreased. The strategic focus markets of Central and Eastern Europe, the Middle East and Asia, as defined within "Focus East", showed the highest rates of growth in 2007. Since the strategy was first adopted, for instance, Central Europe has grown to the point where it generates over 14% of scheduled service revenue.

Transportation volume influenced by route redimensioning

The transportation volume achieved in the freight segment in 2007 was heavily influenced by the closure of the Australian routes and the destination of Shanghai. The Group was unable to fully compensate for the resultant fall in freight revenue by reintegrating the Vienna-Chicago route into its schedule.

› **Freight trend total** (tons, %)


149,694
+6.1%
158,765
-12.5%
138,868
11,298
+10.8%
12,519
-14.8%
10,667
160,992
+6.4%
171,284
-12.7%
149,535
Compared to previous year
2005
2006
2007
Freight tons
2005
2006
2007
Post tons
2005
2006
2007
Total tons

The overall freight revenue of the Group fell by 16.2% in the report period to EUR 135.4m. In this area, too, the company was able to pass on a percentage of the sharp increases in the cost of aircraft fuel to end-customers, by imposing fuel surcharges.

Expansion in freight segment

In line with the scheduled services of the Austrian Airlines Group, the cargo segment will continue to expand into the markets of Central and Eastern Europe and the Middle East. This should be achieved primarily through cooperation in the freight-only segment and expansion of the road feeder service – combined cargo traffic comprising air cargo and road-based transport.

Austrian Cargo as leading network carrier

Expansion of the route capacity and frequencies of the Group into the geographical segment of Central and Eastern Europe was positively received by the market, and strengthened the position of Austrian Cargo as a leading network carrier to and from Central and Eastern Europe. The cooperation with AiRUnion also began to bear fruit in 2007. The cooperation with this airline will henceforth place the Austrian Airlines Group in a position to offer direct connections to more than 15 Russian destinations via Moscow Domodedovo Airport. Goods being transported only then undergo clearance upon arrival at the final destination, providing customers with enormous benefits.

Market standing and products improved further

Austrian Cargo was able to anchor its "Priority" premium product more effectively in the market in 2007, and 10% of all cargo transported by the Group now falls under this product category. The division also implemented further improvements in the logistics chain for its "Medical" and "Cool" products, in order that this special service could be provided system-wide from 2008 onwards.

Award-winning cargo quality

Austrian Cargo was also able to reaffirm its position as a leading international player in terms of the quality of its products in 2007. The globally active "Cargo 2000" quality panel regularly assesses benchmark standards throughout the industry, and Austrian Cargo has now firmly established itself amongst the Top 3 airlines in the Cargo 2000 "Europe" category. A number of quality awards from noteworthy forwarding companies in Austria and abroad underline the high level of commitment of Austrian Cargo to this aspect of the service it provides.

› Scheduled services

Business performance (EURm)	2007	2006	+/-%
External revenue	2,152.1	2,197.1	-2.0
Other income	72.0	58.8	22.4
Operating revenue	2,310.1	2,367.2	-2.4
Operating expenses	2,291.4	2,450.1	-6.5
EBITDAR	330.8	240.8	37.4
Result from operating activities (EBIT)	18.7	-82.9	-
Total assets	2,361.5	2,695.6	-12.4
Debt	1,572.1	1,955.5	-19.6
Segment investments	139.6	120.4	15.9

The EBIT of the scheduled segment improved from EUR −82.9m the preceding year to EUR 18.7m in the report period, a clear return into positive figures. This improvement on the previous year is primarily due to the increase in flight revenue generated in the segment and the above-average increase in yields compared to the trend in unit costs. External influences had a depressant effect on the general improvement, however, above all the high price of kerosene.

Charter segment

In the charter segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the "Lauda Air – The Austrian way to holidays" brand. The majority of production in the segment is covered under this brand in the peak season by six B737-800 and two A320, providing the appropriate commercial framework conditions with standardised Economy Class fixtures and fittings. As in the scheduled services segment, the aircraft capacities of all Production Companies of the Austrian Airlines Group are deployed in the charter segment.

In an effort to improve its profitability, the Austrian Airlines Group made targeted capacity reductions in both long-haul and short- and medium-haul business in the financial year 2007. In this context, four fewer aircraft were deployed in the charter segment in the report period than the year before. Two of these were transferred to the scheduled segment, and in January 2007 were two in use with Slovak Airlines.

390 different charter routes

The Group operated 390 different routes at 215 different destinations in the charter segment in the past year, with available seat kilometer volume 24.6% lower than the figure for the preceding year, at 3,333 million. The Group succeeded in marketing this available production effectively, with the number of passengers carried on charter services decreasing by 22.3%, a slower reduction than seat capacity. As a result, the passenger load factor improved to 78.6%.

Charter traffic statistics

		2007	2006	+/− %
Passengers carried		1,351,786	1,738,916	−22.3
Block hours		31,488	40,670	−22.6
Available seat kilometers	(000)	3,332,721	4,418,246	−24.6
RTK	(000)	253,478	332,536	−23.8
ATK	(000)	345,016	478,743	−27.9

The Austrian Airlines Group carried 10.8% fewer charter passengers in medium-haul in 2007 than in 2006. Despite the production cutbacks, the most important destinations were Greece, Turkey, Spain and Egypt. On the route to Egypt, it even proved possible to increase revenue compared to the preceding year. In the long-haul segment, meanwhile, the number of charter passengers carried fell by 56.9% compared to the previous year, as long-haul destinations in the charter segment continued to be served on a point-to-point basis only. The Group is offering flights to the Dominican Republic in its 2007/2008 winter schedule.

The most important sales channels for the Group's charter product continue to be the major tour operators, TUI Österreich, TCA, First Choice Austria (formerly Delphin), Rewe Touristik, Reiseladen, Jetmarket-Seniorenreisen and Inghams.

As low-cost airlines continue to concentrate their activities on the tourist market, demand in the charter segment is shifting from the sale of seats to chains and one-off charters in the direction of

Tendency towards single-seat sales

single-seat sales, which now account for around 6% of the Group's total charter revenue. To counter this trend, airlines need not only to employ more flexible planning but also to simultaneously market a larger proportion of aircraft seats at their own risk. The Austrian Airlines Group is reacting to this by expanding its routes to selected charter destinations in Southern and Western Europe using single-seat sales to optimise revenue.

› Revenue by geographical segment charter services


1.0% Asia/Oceania[1]
0.1% Africa[7]
1.6% Central Europe[2]
1.8% Austria, Germany, Switzerland und Scandinavia[3]
4.0% North America
7.3% Other Western Europe[4]
59.8% Southern and South-Eastern Europe[6]
24.4% Middle East[5]

[1] Including Armenia, Azerbaijan, Georgia and Uzbekistan.
[2] Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
[3] Including Denmark.
[4] Belgium, England, France, Ireland and the Netherlands.
[5] Including Cyprus, Libya, Turkey and Israel.
[6] Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
[7] Exkl. Libyen.

Charter revenue: −17.3%

Revenue in the charter segment fell by 17.3% in the report period to reach EUR 216.5m. Demand in the charter segment overall remained stable, however, despite challenging market conditions.

› Charter services

Business performance (EURm)	2007	2006	+/-%
External revenue	216.5	261.7	−17.3
Other income	7.3	7.0	4.3
Operating revenue	227.7	272.2	−16.3
Operating expenses	225.7	282.8	−20.2
EBITDAR	36.5	30.5	19.7
Result from operating activities (EBIT)	2.0	−10.6	–
Total assets	11.7	8.8	33.0
Debt	7.1	4.6	54.3
Segment investments	–	0.1	–

Due to the adjustments to production made in the course of the redimensioning of the long-haul network and the targeted reduction in capacity made on short- and medium-haul routes to improve profitability, operating revenue in the charter segment stood at EUR 227.7m in 2007, 16.3% below the figure for the previous year. The EBIT of the segment improved by EUR 12.6m, however, from EUR −10.6m to EUR 2.0m.

Complementary services segment

In addition to its airlines, the Austrian Airlines Group includes numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. As apart from promoting the core activities of the Group, these enterprises perform air traffic-related services for cooperation partners and non-Group companies in the aviation and tourism industries. The complementary services segment includes the results of these subsidiaries of the Austrian Airlines Group. The segment also covers third-party passenger handling at Vienna Airport, aircraft leasing and a range of other services. For details of the equity interests of the Group, see Note 39.

› **Complementary services**

Business performance (EURm)	2007	2006	+/-%
External revenue	100.0	134.4	−25.6
Other income	3.0	3.8	−21.1
Operating revenue	284.8	300.6	−5.3
Operating expenses	279.9	296.1	−5.5
EBITDAR	5.9	5.9	0.0
Result from operating activities (EBIT)	4.9	4.5	8.9
Total assets	1,252.8	1,358.2	−7.8
Debt	858.0	1,009.7	−15.0
Segment investments	71.0	74.2	−4.3

As a result of the long-term leasing of two Airbus A340 and one Airbus A330, revenue from the aircraft leasing of the Austrian Airlines Group increased to EUR 14.6m in 2007, 12.3% above the figure for the preceding year. This was made possible by the removal of these aircraft from the fleet as part of the redimensioning of the long-haul service. In handling business, the Austrian Airlines Group served around 60% of all passengers departing from Vienna Airport in 2007. The Austrian Airlines Group was also able to win a number of new clients in the shape of the carriers Swiss, Jobair, Saudi Arabian Airlines, Air One and Estonian, increasing revenue in this area by 7.5% as a result. The Group succeeded in generating total revenue of around EUR 12.8m with third-party handling services in the report period. Through more efficient use of ground staff and additional margin contributions from third-party handling, moreover, the Group was able to optimise its internal cost structures. This underlines the continuing importance of handling business to the Austrian Airlines Group.

At 4.0%, the share of revenue generated by the complementary services segment was slightly down on the figure for the previous year (2006: 5.2%). Despite higher revenue from aircraft leasing, operating revenue in the segment fell by 5.3% to EUR 284.8m in the report period, due to the loss of the duty free business of the newly-divested subsidiary Travel Value Wien (TVW). The EBIT of this segment rose by 8.9% to EUR 4.9m.

EBIT from complementary services: EUR 4.9m

Outlook

Based on the significantly improved traffic mix created in 2007, the Austrian Airlines Group is looking to the future with optimism. Restructuring, particularly towards the short- and medium-haul segment, should produce a noticeable improvement in yield, which will also positively impact the result. At the same time, the lower fuel intensity of shorter routes reduces overall Group dependency on the kerosene price. In the area of production, as well as continuing to expand its route network and frequencies in Central and Eastern Europe, the Austrian Airlines Group is marketing its new premium product, above all in the Middle East. The continued concentration on business travellers this involves is designed to open the Group up to an attractive new customer segment. Taking all these measures into consideration, the Austrian Airlines Group is striving to generate a profit that will justify its paying a dividend by 2009.

2008: slowdown in global economic growth

Further growth, above all in CEE

Economic forecasters once again expect to see a growth trend in the global business cycle in 2008, although levels of growth will increasingly be held back by the mortgage crisis in the USA. China, India and Russia are all expected to provide strongly positive competitive momentum. Due in the main to the subprime mortgage crisis, lower growth is forecast in the US economy than in the Eurozone. Austrian economic growth is expected to remain slightly above the European average of 2.2%, a figure which will continue to be clearly outstripped by East European national economies. As a result, demand for flights in this region – essentially, the extended domestic market of the Austrian Airlines Group – will also continue to develop dynamically.

Levels of competition are expected to increase in the European aviation sector in coming years, a trend expected to produce a consolidation in the market in the medium term. This is primarily due to current overcapacity in individual European markets. Existing aircraft orders would also tend to suggest that low-cost carriers will continue to expand their capacity.

Fuel costs remain at high level

The most important external cost factor for the Austrian Airlines Group, just as for other airlines, is the oil price trend. In view of the new highs experienced in 2007, particularly in the later months of the year, the Group continues to base its assumptions on the price of kerosene remaining high in the new year. Experts are currently forecasting a gradual relaxation in the price situation for 2008, however.

Optimistic assessment

Overall the Austrian Airlines Group views the future trend with optimism. With the positive effects of the restructuring carried out in the report period beginning to become evident in 2007 already, the Group will continue on its adopted course. On this basis, management is now basing its calculations on the assumption that the effects of the redimensioning will continue to become clearer in the year to come. The Austrian Airlines Group is currently striving to generate a profit that will justify its paying a dividend by 2009.

Group endeavours to generate profit justifying dividend by 2009

The route closures concluded in 2007 will come into full effectiveness in the new report period, producing a slight reduction in available seating capacity overall. This reduction in production is no more than a mathematical effect, however, as the closure of the Australian routes only took place in the 2nd Quarter of 2007. The Group plans to expand its short- and medium-haul route capacity in 2008. Therefore, one additional Fokker 100 already owned by the Austrian Airlines Group will enter service in the short- and medium-haul segment in 2008, for instance.

As a result of the change in the traffic mix towards the more profitable short- and medium-haul segment and the proportional increase of Business Class, the Austrian Airlines Group is basing its calculations for 2008 on an increase in yield. The Group also expects this trend to produce a positive effect on the result. Despite this, external influences – above all the oil price trend and overall economic cycle – could decisively impact the actual trend.

Positive structural effect due to new traffic mix

While continuing to expand within the extended core market of Central and Eastern Europe, Austrian Airlines are not only incorporating new routes into Russia (Sochi and Nizhny Novgorod) and Romania (Baia Mare), but also increasing frequencies on existing routes. The Austrian Airlines Group is also planning to expand its product by incorporating new routes into the Middle East.

Premium service for 2008

Implementation of the Premium Service Concept should produce the single most important focus for capacity expansion in 2008. The aim is to provide a high-value, long-haul product in Business Class on medium-haul aircraft. The target regions for this new strategy are primarily longer medium-haul routes in the Middle East and Eastern Europe that can be operated from Vienna at reasonable cost using medium-haul aircraft due to the Austrian capital's favourable geographical location. Four Airbus A320 aircraft newly converted for this purpose will enter service from the autumn of 2008 onwards.

Long-haul product on medium-haul aircraft

Significant events after 31 December 2007

The early months of 2008 will see a number of changes to the composition and division of responsibilities on the Board of Management of Austrian Airlines AG. Dr. Peter Malanik assumed responsibility for the position of Chief Operations Officer (COO) from 1 January 2008, while Dr. Andreas Bierwirth takes over as Chief Commercial Officer (CCO) of the Group from 1 April 2008 onwards.

Chief Financial Officer (CFO) Thomas Kleibl will resign his Board of Management mandate at the Supervisory Board meeting of 12 March 2008. Subject to the consent of the Supervisory Board, responsibility for his agendas will be taken by Chief Executive Officer (CEO) Alfred Ötsch.

Details of significant events after 31 December 2007 are also provided in Note 44.


Happy Birthday!
OE-LPD
1957
1967
1977
1987
1997
2007

Around 600 Austrian flights a week serve almost all the countries of Central and Eastern Europe. By doing so, the company also performs an inestimable service for the Austrian economy, whose direct investments in the East have now reached the astronomical amount of 300 billion euros. And integration in the region – primarily in key industries such as energy, financial services, telecommunications and the oil industry – continues apace. Austrian Airlines seek to achieve maximum flexibility in an effort to make itself as available as possible to businesspeople reliant upon connecting flights from and to Vienna.

With 254,000 takeoffs and landings, Schwechat Airport has in recent years become the single most important hub in the region defined by the Baltic, the Middle East, the Alps and the Caucasus – and beyond. Then there is the fact that Austrian Airlines is determined to set new standards in catering. International magazines recently voted Austrian Airlines "Best Airline in Europe". In its 50th anniversary year, "our old AUA" had shown that it was sufficiently ambitious to wish not merely to satisfy its passengers, but to inspire those same guests with truly first-class catering by DO & CO. So can the "Friendly Airline" really have reached 50 years of age? It's hard to believe. Today was actually the first time I had flown on a Boeing 777-200. The name of my aircraft? "Spirit of Austria".

Boeing B777 „Spirit of Austria"





on top: Culinary delights by DO & CO
below: New Austrian Business Class lie-flat sleeper seat on long-haul flights

Fleet

The Austrian Airlines Group's top fleet management priority since 2001 has been to achieve a reduction in the number of aircraft brands and types it deploys. The company took another key step in this process during the report period with the sale of its final Airbus long-haul aircraft, concluding the harmonisation of its long-haul fleet. The Group also removed its final Canadair CRJ100 from service. The company added one aircraft to the fleet in 2007, a Boeing 777-200ER. At 9.3 years, the average age of the Austrian Airlines Group fleet is in the mid-range compared to other international airlines.

The strategic fleet management of the Austrian Airlines Group primarily focuses on the proactive management of commercial risk where related to the fleet. The company is aiming to develop a cost-efficient, homogenous fleet structure that offers the flexibility necessary to harmonise capacity with demand, even in the wake of sharp fluctuations in that demand. The number of aircraft brands ("fleet families") and types in the fleet is also a key cost factor in acquisition, operation and maintenance.

Concentrating on as small a number of families and types as possible enables an airline to produce real benefits at an operational level, and significantly increase its levels of cost-efficiency and flexibility. This strategy meets its limits, however, when various market segments need to be served by several different aircraft types. The key criterion in planning the Austrian Airlines Group fleet, of course, is customer wishes, that is the needs of the market.

Austrian Airlines fleet policy is essentially based on the principle of demand-based capacity development in line with forecast market trends. In implementing this policy, the Group continues to impose restrictive guidelines for the acquisition of new aircraft. Capacity no longer needed is leased or sold wherever feasible. The Austrian Airlines Group has no orders for aircraft, or options on orders, open at the present time.

Acquisition of one Boeing 777-200ER

The Group took over just one new aircraft in the report period 2007, a Boeing 777-200ER ordered in 2005. The Austrian Airlines Group spent a total of EUR 174.9 million on the purchase and modernisation of aircraft, reserve engines and rotables and on modifications in the financial year 2007. In the next two to three years, the Group is basing its assumptions on a reduction in investment spend, which is to be restricted to the fields of aircraft maintenance and repairs.

Fleet structure [1]

Scheduled fleet	Owned outright	Finance lease	Operating lease	Total 2007	2008
Dash-8	20	2	0	22	22
Canadair Jet	13	0	0	13	13
Fokker 70	8	1	0	9	9
Fokker 100	14	0	0	14	14
A319	0	7	0	7	7
A320	0	6	0	6	7
A321	2	4	0	6	6
B737	2	2	0	4	3
Short- and medium-haul	59	22	0	81	81
B767	1	3	2	6	6
B777	0	4	0	4	4
Long-haul	1	7	2	10	10
Total scheduled	60	29	2	91	91
Charter fleet					
A320	1	1	0	2	1
B737	0	5	0	5	6
Total charter	1	6	0	7	7
Total	**61**	**35**	**2**	**98**	**98**

[1] All figures relate to the balance sheet date, 31 December 2007, and include aircraft in operational use, including replacement aircraft for irregularities and maintenance downtimes.

Long-haul route harmonisation completed

All Airbus long-haul aircraft removed from service

The Austrian Airlines Group disposed of the last units of its long-haul Airbus fleet in 2007 in the course of its programme of restructuring. The company leased out one Airbus A330-200 and two Airbus A340-300 long-term, sold two Airbus A330-200 and returned one Airbus A330-200 to the lessor.

For the present time, these changes brought to an end the fleet harmonisation programme launched following the merger of Austrian Airlines, Lauda Air, Tyrolean Airways and Rheintalflug. The programme was begun in 2001 due to the large number of different fleet families in use at the Group at the time. The Austrian Airlines Group has steadily removed the oldest, least efficient aircraft from its fleet, and by the end of 2007 was using just seven, highly efficient fleet families and their respective sub-types.

Combined with the phasing out of unprofitable routes, fleet harmonisation has contributed massively to the improvement in the Group's long-haul result. The long-haul fleet is now the optimum size to meet the needs of the Group, and no plans are in place to increase the segment at the present time.

Fleet trend in short- and medium-haul segment

Harmonisation of Canadair

The report period saw the Group sell its final Canadair CRJ100 in another step towards harmonisation of the regional fleet. Only the CRJ200 type will continue to be used. Of the 15 Fokker 100 aircraft acquired from 2004 onwards, 14 were in service as at the 2007 balance sheet date.

Termination of the flight operations of Slovak Airlines also led to removal of the final Boeing 737-300 Classic from operational service with the Austrian Airlines Group. The Boeing 737-300, which the Austrian Airlines Group owned, was sold in 2007.

Average fleet age up slightly

The average age of the fleet of the Austrian Airlines Group increased to 9.3 years in the report period (2006: 8.4 years), primarily due to the integration of the used Fokker 100 aircraft.

Medium-term fleet trend

In the medium-term, the Group is seeking to reduce the size of its Canadair CRJ fleet in order to partially replace these 50-seater jets with 80-100 seater aircraft. There will also be some regrouping within the charter fleet. This segment should be covered by one Airbus A321-200 and seven Boeing 737-800 (six in the winter) in the planning period.

› Technical annotations of aircraft types

Aircraft type	Manufacturer	Engine type	Weight[1]	Seats[2]	Dimensions[3]	Range[4]
DH8-300	Bombardier	PW 123B	19,505 kg	50	25.68/7.49/27.43	1,085 km
DH8-400	Bombardier	PW 150A	28,998 kg	72	32.83/8.34/28.42	1,600 km
CRJ200	Bombardier	CF 34-3B1	23,995 kg	50	26.77/6.29/21.33	2,060 km
F70	Fokker	RR Tay Mk 620-15	41,730 kg	75 C/Y	30.9/8.5/28.1	2,500 km
F100	Fokker	RR Tay Mk 650-15	44,450 kg	100 C/Y	35.5/8.5/28.1	2,000 km
A319	Airbus	CFM 56-5B6/B	68,000 kg	132 C/Y	33.8/11.8/34.1	4,500 km
A320	Airbus	CFM 56-5B4/2P	75,900 kg	159 C/Y	37.6/11.8/34.1	4,300 km
A321	Airbus	CFM 56-5B1/2P	89,000 kg	193 C/Y	44.5/11.8/34.1	3,500 km
B737-600	Boeing	CFM 56-7B22/2	65,005 kg	111 C/Y	31.2/12.5/34.3	5,600 km
B737-700	Boeing	CFM 56-7B24/2	70,080 kg	132 C/Y	33.6/12.6/34.3	4,440 km
B737-800	Boeing	CFM 56-7B27	77,999 kg	158 C/Y	39.5/12.5/34.2	4,680 km
B767-300ER	Boeing	P&W 4060	186,883kg	225 C/Y	54.94/15.85/47.57	9,800 km
B777-200ER	Boeing	GE 90-90 B	294,835 kg	307 C/Y	63.7/18.8/60.9	11,500 km

[1] Maximum Take-Off Weight (MTOW); in aircraft types with several different MTOWs, the highest figure has been taken.
[2] In aircraft types with several different seating revisions, the most frequent figure has been taken.
[3] Length/height/wingspan in metres.
[4] Approximate figures; can vary depending on weather conditions and load.

IATA confirms highest safety standards

The Austrian Airlines Group has always been one of the world's leading airlines in terms of its quality and safety standards, something also confirmed by external evaluations. The Group took part in an IOSA (IATA Operational Safety Audit) evaluation in the report period, and fulfilled all the required criteria. IOSA is the first internationally recognised system of checks designed to evaluate the flight operations processes of airlines, flight and maintenance technology employed, cargo and ground organisation procedures, training and maintenance programmes, and management systems. The inspection process is strictly supervised by the International Air Transport Association. Over 950 standards and processes in regular use at Austrian, Lauda Air and Austrian arrows are precisely inspected every two years within the framework of the wide-ranging IOSA audit. The audit carried out in February 2007 in line with the new, even more detailed catalogue of questions served to confirm the high standards of safety in use within the Group.

Human Resources

The number of people employed by the Austrian Airlines Group had to be adjusted downwards in 2007, due primarily to redimensioning of long-haul business. The Group took great care to ensure that any measures necessary were implemented by agreement with staff representatives, however, and maintained a social perspective throughout. The drawing up of social plans and participation in the Steyr Open Work Foundation are evidence of this. The Austrian Airlines Group expresses the extent to which it values the employees of the organisation through comprehensive training and further training measures, and a high level of transparency in internal communications. The Group also underlined its attractiveness as an employer by negotiating a modest increase in salaries by collective agreement in the report period.

Thanks to the exemplary commitment of all its employees, the Austrian Airlines Group was able to maintain and continue improving its outstanding reputation and strong market position in the financial year 2007. The Board of Management would like to thank all members of staff for their continuing commitment and support.

Employee trend in 2007

Adjustment to long-haul redimensioning

The redimensioning of long-haul capacity carried out in the report period also required a targeted reduction in employee numbers in all divisions. As a result, the average number of people employed by the Austrian Airlines Group fell to 8,031 in the report period (-6.4%). Part-time employees have been taken into account on a proportionate basis of their working hours. At the end of the year, 7,812 people (2006: 8,421) were employed at the Group (-7.2%).

Sharp fall in number of employees

At -7.6%, the reduction in the number of personnel in divisions directly driven by production was lower than the fall in production measured in available seat kilometers (ASK) of -15.4%. This was a result of the structural trend (shift from long-haul to short- and medium-haul segment). The number of flight attendants fell by 12.6% as a result of the restructuring, while the number of pilots employed fell by 8.3%. In the Technical Department, too, the number of employees fell by 3.4%, while the workforce was reduced by 5.6% in the administrative areas.

Viewed by individual company, the number of people employed by the largest Production Company, Austrian Airlines (incl. Lauda Air), fell by 7.5%, while the Production Company Tyrolean Airways increased its employee volume by 5.9% due to the continuing expansion in the regional flight segment.

Optimisation and increase in productivity

At the same time as adjusting the number of people employed at the company, the Austrian Airlines Group adopted targeted measures in order to optimise the productivity of its employees in 2007. In the administrative field, levels of efficiency were raised further through specific programmes of measures. Key examples of this included the simplification of working processes through the move to a new Head Office, and the "P900" programme to increase efficiency in the Austrian Technical Department.

› Employees[1]

	2007	2006	+/- abs.	+/- %
Austrian Airlines[2]	6,335	6,849	-514	-7.5
Tyrolean Airways	1,544	1,458	86	5.9
Slovak Airlines[3,4]	62	147	-85	-58.1
Other Group Employees	90	128	-38	-29.4
Austrian Airlines Group	8,031	8,582	-551	-6.4

[1] Annual average on full-time basis, including employees and similar
[2] Including Lauda Air
[3] Closure of Flight Operations of Slovak Airlines in January 2007
[4] Including Bratislava Technik Center

› Number of employees by division[1]

	2007	2006[2]	+/- abs.	+/- %
Marketing, Sales, Administration	1,993	2,049	-56	-2.7
Technical Services	1,315	1,361	-46	-3.4
Ground Services	1,042	1,056	-14	-1.3
Cargo	224	226	-2	-1.0
Flight Attendants	2,056	2,354	-298	-12.7
Pilots	1,100	1,200	-100	-8.3
Flight Operations Support[3]	301	336	-35	-10.5
Total	8,031	8,582	-551	-6.4

[1] Average on full-time basis, including employees in training and similar
[2] Adjustment to allocation 2007.
[3] Including off duty cases, trainee flight attendants

Reduction in employees due to redimensioning of long-haul routes

Development of social plans

Working in partnership with the Staff Council, the Austrian Airlines Group drew up staged social plans for employees directly and indirectly affected by the restructuring of the company's long-haul business. The Group maintained the necessary social perspective at all times whilst implementing the redimensioning process.

The priority here was to reduce the number of people employed in the operational divisions directly affected by the disposal of the Airbus long-haul fleet (Flight Operations and the Technical Department). At the same time, however, proportionate reductions were also made in the number of positions in administrative divisions.

In concrete terms, the Group was able to terminate the employment of 225 members (equivalent to 217 full-time positions) of commercial-technical staff, 89 pilots (also equivalent to 89 full-time positions) and 172 flight attendants (equivalent to 129 full-time positions) by mutual agreement and on the basis of social plans. As a result, the redimensioning process concluded on 31 December 2007.

Steyr Open Work Foundation

In an essential accompanying measure to provide specialist and financial support for employees leaving the company in their professional reorientation, the Austrian Airlines Group joined the Steyr Open Work Foundation in 2007. It is now also represented on the Board of Management of the Foundation. A total of 125 (former) employees took advantage of the services of the Open Work Foundation in the report period.

Salary increases by collective agreement

In constructive talks with the union and Staff Council, the Austrian Airlines Group succeeded in reaching a fair and commercially viable agreement on the increase in collective agreements for commercial-technical and cabin staff in the financial year 2007. Both agreements were concluded with a validity period of 24 months. As a result, the Group continues to be an attractive employer.

A fair agreement

Stock Option Plan 2007

A new Stock Option Plan was adopted in 2007 for members of the Board of Management, managing directors and executive employees of the Austrian Airlines Group and the most important subsidiaries. Share options granted on the basis of the Stock Option Plan 2007 are directly linked to the net profit of the Group (measured using the figure for EPS, or Earnings per Share) and the success of the Austrian Airlines share on the Vienna Stock Exchange.

Performance-related remuneration

With the programme, the Austrian Airlines Group is complying with accepted practice amongst quoted companies in Austria and abroad and a requirement of the capital market. Taking the share price into consideration as a parameter for awarding options is oriented to the interests of investors and shareholders.

Focussed evaluation of management potential

The Austrian Airlines Group realised an important staff development project in the summer and autumn of 2007 with an extensive process for the estimation of management potential. The aim of the project was to strengthen awareness of the importance of leadership, identify potential, optimise performance and continue to increase motivation amongst managers and employees.

During the project, 221 managers attended an all-day assessment to carry out numerous exercises evaluating their practical management behaviour (self-presentation, role-playing, a company case study and a group discussion). The process was accompanied and complemented by 360° feedback from employees, colleagues and superiors as the skills of all the managers were analysed and assessed.

Wide-ranging assessment

The criteria being measured were tailored to a specifically Austrian Airlines Group context in advance of the project. A specific management competence model was developed on the basis of the challenges facing the airline industry at present, those to be expected in the future and the Group's own business model. Building on this model, the Group finally defined and positioned new Austrian management principles. These principles are now in place at Austrian under the common title "we lead to sucCEEd", and serve as a guideline for all managers over managerial behaviour at the company.

New management principles

Higher qualification of managers

As a result of the evaluation of potential in the report period, the qualification of managers, particularly those at the third and fourth managerial levels (departmental managers) should continue to expand through tailor-made development measures. Based on its new leadership competence model, the Austrian Airlines Group launched a wide-ranging training offensive to hone management skills and "awaken dormant potential" in the summer of 2007.

Training offensive

Regular employee surveys

As part of its measures to increase employee motivation, the Austrian Airlines Group launched a completely new form of Group-wide employee survey in November 2007. For the first time, this produced a "satisfaction index" which links several categories of question to produce a valid overall statement on levels of satisfaction amongst employees. The keen participation amongst employees, reflected in the high response rate, forms a valuable basis for the further measures now being derived from the results and implemented. These measures also influence the goal agreement process, safeguarding their consistent implementation further.

Quarterly "Pulsetaker"

To complement this comprehensive employee survey, a short questionnaire – "Pulsetaker" – will be sent out on a quarterly basis from 2008 onwards. The survey will be relatively short, and include 8-10 questions relating to certain recurring issue areas and current developments at the company.

Centralisation of recruiting

During the standardisation of core Human Resources work processes, the central Recruiting department assumed responsibility for recruiting tasks for the Vienna station, flight attendants and call centre agents. These have operated on a decentralised basis to date. The centralisation, which took place in several stages, guarantees a more unified external presence and ensures an efficient cross-departmental employment policy for all service positions.

E-Recruiting

At the beginning of 2008, the Austrian Airlines Group goes live with an electronic platform to support and partially automate a range of classic recruiting activities online. From the initial application through administration of the personal data of potential candidates to overall application administration and correspondence, the new system makes it possible to drastically reduce the complexity of the recruiting process. At the same time, such professional and broadly standardised management of applications considerably strengthens the Austrian Airlines brand as an employer.

Comprehensive employee information

High internal transparency

The Austrian Airlines Group is concerned that its employees should always have the most up-to-date, transparent information available at their disposal. Extensive internal information is therefore provided via a wide range of media channels and includes regular newsletters, the employee magazine "We are Austrian", published six times a year, and a broad choice of online products on the Group-wide intranet.

The high quality of Austrian Airlines' internal communications continues to receive awards: the Group intranet took 1st Place at the FEIEA Grand Prix 2006, with the employee magazine taking 2nd Place. At the awarding of the VIKOM Prizes 2007, the intranet of the Austrian Airlines Group was again amongst the three winners.

Corporate Responsibility

The Austrian Airlines Group is also keenly aware of its social responsibilities. The relevant issues range from the company's concern for the satisfaction of its customers through its positioning as an attractive employer to provision of an adequate contribution to charitable, cultural and sporting initiatives. The Group was again able to implement a range of interesting measures in the past business year, including promotion of various cultural events and provision of free transport services for aid organisations. Efforts to minimise the environmental impact of its business activities are another important focal point for the Austrian Airlines Group. The company's priorities in this field are focused on the prevention of noise and emissions.

A commitment to social responsibility

A conscious commitment to social responsibility is one of the fundamental principles of the Austrian Airlines Group. In addition to striving to achieve high levels of customer satisfaction, the Austrian Airlines Group has set itself the objective of positioning itself as a positive factor in society in both an Austrian and a global context. The Group is extremely proud of its internationalised and tolerant corporate culture. This is decisively shaped by the diversity of the company's employees, who originate from a total of 57 different countries.

Dialogue with all stakeholders

The Austrian Airlines Group seeks to encourage open and factual dialogue with all its stakeholders in an effort to shape the long-term orientation of all company activities accordingly. To this end, the company is keen to take into account the legitimate concerns of its employees and the public as well as the interests of its shareholders. In order to meet the expectations and information requirements of these disparate groups, the Group emphasises an active communications policy. At the same time, the company is constantly striving to proactively minimise the environmental impact of its business activities at every level.

The Austrian Airlines Group supported numerous projects in the social, cultural and sporting fields in the financial year 2007. By creating 42 places for apprentices, Austrian also continued to focus strongly on the training of young people, once again recognising its responsibilities as an Austrian employer of key importance.

Sponsorship concept

Entertainment, events and sport

In harmony with the values of the Austrian Airlines Group, sponsorship activities are focused on charitable, cultural and sporting initiatives. The priority here is on providing support for prominent dates in the modern entertainment and event calendar and for selected types of leisure and mass sporting activities. Alongside these effective broad-based measures, the company's promotion of a range of activities with regional Austrian connections serves to emphasise its strong regional associations.

Social

Support for various charities

As an airline with distinctly Austrian values, the Austrian Airlines Group particularly supports charitable institutions, social initiatives and spontaneous aid campaigns. In the event of international natural disasters, for example, the Group transports humanitarian, medical and technical aid deliveries wherever they are required around the world flexibly and unbureaucratically, often at extremely short notice.

The Austrian Airlines Group has provided various well-respected national and international aid organisations and socially committed private individuals with support in the shape of free transport services over the past financial year. The total value of support provided is around EUR 500,000. Specifically, the company has supported campaigns including "Allianz für Kinder", Global 2000, "Hilfe für Kinder aus Weißrussland" and "Hilfswerk Austria". The Austrian Airlines Group's transportation of the Peace Light from Bethlehem around the world every Christmas symbolises the company's humanitarian and social commitment particularly strongly.

Culture and entertainment

Austrian focal point

As a company strongly associated with the domestic market, the Austrian Airlines Group has also promoted the reputation of Austria as a haven of culture in 2007. Providing financial support for numerous national cultural events and meeting the flight costs of outstanding Austrians engaged in the cultural sector as they travel to other countries are amongst the cornerstones of policy in this field. More specifically, the Austrian Airlines Group has appeared amongst others as a sponsor of various musical productions by Vereinigte Bühnen Wien (a Group of three Vienna opera and musical theatres), the Vienna Jazz Festival and a range of pop concerts in the report period.

Sport

UEFA European Football Championship 2008



Airbus A320

Unsurprisingly, the sports sponsorship activities of the Austrian Airlines Group in the report period have concentrated on preparations for the UEFA European Football Championship 2008, due to take place in June. The Austrian Airlines Group is functioning as a partner of the City of Vienna for the event.

With 200 square metres of floor space, the Group will occupy a prominent position on the fan mile at Vienna Rathausplatz, where it will present a colourful programme to all the football fans. The special design of an Airbus A320 will pick up on the euphoria of the fans and the sporting and commercial importance of the European Championship for Austria. As an "Unofficial Fan Line", the Austrian Airlines Group will also carry the excitement surrounding the first European Football Championship event ever held in Austria out around the world.

Environment

The environmental protection activities of the Austrian Airlines Group in 2007 were concentrated on the reduction of emissions and noise. This was achieved by a range of different technical, operational and commercial means.

Reduction in emissions and noise

As part of its efforts to reduce CO2 emissions, another key issue in the aviation sector, the Austrian Airlines Group has been operating fuel saving programmes on an ongoing basis for some years now. The Group supports EU efforts to integrate the aviation sector into the Emissions Trading System through active cooperation in associated airline organisations (AEA, IATA). At the same time, the company remains in close contact with relevant bodies of the Austrian Government and business.

Fuel reduction through fleet harmonisation

In recent years, the Austrian Airlines Group has been able to continuously increase the fuel efficiency of its aircraft by steadily modernising its fleet. The short- and medium-haul aircraft in the fleet with the highest levels of specific fuel consumption have gradually been removed from service in recent years, with the Group's final two four-engined aircraft, the Airbus A340-300, taken out of service in the report period due to their significantly higher fuel consumption per seat than comparable twin-engined aircraft. Removal of the remaining Airbus A330 during the harmonisation of the long-haul fleet makes a fundamental contribution to the reduction in environmentally harmful emissions, since these aircraft emit more CO2 than the Boeing 767 still in use.


Auszeichnung 2007
Ökoprofit Wien

"ÖkoBusinessPlan", the environmental initiative launched by the City of Vienna in 2005 which led to the Technical Base of Austrian Airlines being designated as an "eco-profit" company, also continued in 2007. The Austrian Airlines Group continued working to unify ecological measures with economic benefits within the framework of the initiative. Concrete environmental protection measures such as the conversion from cleaning spare parts using chemicals to a cleaning process using only microbes and clean water have enabled the company not only to make savings on chemicals but also to slash its purchasing and disposal costs. Austrian also employed market-led purchasing of chemical aids to prevent accumulation of some 3,000 kg of hazardous waste at the Technical Base in the report period. The Austrian Airlines Group has used these steps and measures of a similar nature to hold down the increased operating costs of the Technical Base related to growth, above and beyond the huge environmental benefits achieved.

Noise reduction at Vienna Airport

At the key Vienna Airport location, the second environmental focus of the Austrian Airlines Group – protection from noise pollution – is primarily administered in partnership with the Vienna Airport Dialogue Forum. The Dialogue Forum was founded in 2005 by participants in the mediation process surrounding construction of the third takeoff and landing runway at Vienna Airport, including the regional governments of Lower Austria, Vienna and Burgenland, local residents' associations and citizens' initiatives, Vienna Airport itself and Austrian Airlines Group. Its main task is to promote cooperation to design flight paths that produce the lowest possible noise levels and are commercially and environmentally acceptable. A dedicated group within the Dialogue Forum publishes an annual Evaluation Report to look into and reappraise agreed objectives. The Evaluation Report for 2006 showed that fewer people had been affected by the loudest noise zones in the report year than in the previous year.

Consolidated Financial Statements

The interactive version of this report can be found at www.austrian.com/report2007

Consolidated Income Statement for the Financial Year 2007

EURm	Notes	2007	2006	+/-	+/- %
Continuing operations					
Flight revenue	7	2,368.6	2,458.8	-90.2	-3.7
Other revenue	8	100.0	134.4	-34.4	-25.6
Revenue		**2,468.6**	**2,593.2**	**-124.6**	**-4.8**
Changes in inventories		2.5	5.2	-2.7	-51.9
Result from disposal of non-current assets	9	7.4	-3.2	10.6	-
Other income	9	72.4	67.6	4.8	7.1
Operating revenue		**2,550.9**	**2,662.8**	**-111.9**	**-4.2**
Expenses for materials and services	10	-1,538.6	-1,659.4	120.8	7.3
Personnel expenses	11	-527.1	-611.3	84.2	13.8
Depreciation and amortisation	12	-270.1	-293.8	23.7	8.1
Other expenses	13	-189.5	-187.3	-2.2	-1.2
Operating expenses		**-2,525.3**	**-2,751.8**	**226.5**	**8.2**
Result from operating activities (EBIT) before associates		**25.6**	**-89.0**	**114.6**	**-**
Income from disposal of affiliated companies		**12.9**	**-**	**12.9**	**-**
Share of results in associates	14	1.0	0.1	0.9	-
Financial expenses	15	-64.5	-67.9	3.4	5.0
Financial income	15	35.0	25.7	9.3	36.2
Other financial expenses and income	16	-7.2	-7.0	-0.2	-2.9
Financial result		**-35.7**	**-49.1**	**13.4**	**27.3**
Result before tax		**2.8**	**-138.1**	**140.9**	**-**
Income taxes	17	0.5	-1.5	2.0	-
Result from continuing operations		**3.3**	**-139.6**	**142.9**	**-**
Discontinued operations					
Result from operations held for sale	27	**-**	**9.7**	**-9.7**	-
Net result for the year		**3.3**	**-129.9**	**133.2**	-
Attributable to: Shareholders of Austrian Airlines AG		2.6	-130.1	132.7	-
Minority interests		0.7	0.2	0.5	-
Earnings per share of shareholders of Austrian Airlines AG	43	**EUR 0.03**	**-EUR 3.55**	**EUR 3.58**	-
Earnings per share of shareholders of Austrian Airlines AG diluted	43	**EUR 0.03**	**-EUR 3.55**	**EUR 3.58**	-
Earnings per share of shareholders of Austrian Airlines AG from continuing operations	43	**EUR 0.03**	**-EUR 3.82**	**EUR 3.85**	-
Earnings per share of shareholders of Austrian Airlines AG diluted from continuing operations	43	**EUR 0.03**	**-EUR 3.82**	**EUR 3.85**	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Consolidated Balance Sheet as of 31 December 2007

Assets

EURm	Notes	31.12.2007	31.12.2006	+/-	+/- %
Intangible assets	18	16.0	19.3	-3.3	-17.1
Aircrafts	19	1,924.3	2,133.2	-208.9	-9.8
Other tangible assets	20	71.1	57.9	13.2	22.8
Investments in associates using the equity method	22	13.8	12.8	1.0	7.8
Securities and loans	22	238.8	98.9	139.9	-
Other non-current assets	25	28.6	31.1	-2.5	-8.0
Deferred tax assets	26	95.1	95.8	-0.7	-0.7
Non-current assets		**2,387.7**	**2,449.0**	**-61.3**	**-2.5**
Inventories	23	46.7	49.8	-3.1	-6.2
Trade receivables	24	145.4	152.8	-7.4	-4.8
Other current assets	25	41.2	27.4	13.8	50.4
Cash and cash equivalents	28	219.3	516.1	-296.8	-57.5
Long-term assets of disposl group classified as held for sale	27	-	13.6	-13.6	-
Current assets		**452.6**	**759.7**	**-307.1**	**-40.4**
Total assets		**2,840.3**	**3,208.7**	**-368.4**	**-11.5**

Shareholders' equity and liabilities

EURm	Notes	31.12.2007	31.12.2006	+/-	+/- %
Issued share capital	29	257.0	257.0	0.0	-
Reserves and accumulated results	30	527.7	526.1	1.6	0.3
Equity attributable to shareholders of Austrian Airlines AG		**784.7**	**783.1**	**1.6**	**0.2**
Minority interests		1.8	1.7	0.1	5.9
Shareholders' equity		**786.5**	**784.8**	**1.7**	**0.2**
Provisions	31	305.3	314.1	-8.8	-2.8
Interest-bearing liabilities	32	969.1	1,267.1	-298.0	-23.5
Other liabilities	33	13.8	23.0	-9.2	-40.0
Non-current liabilities		**1,288.2**	**1,604.2**	**-316.0**	**-19.7**
Provisions	31	171.5	179.6	-8.1	-4.5
Interest-bearing liablities	32	233.1	264.9	-31.8	-12.0
Income tax liabilities		3.0	3.4	-0.4	-11.8
Other liabilities	33	358.0	367.9	-9.9	-2.7
Liabilities directly associated with the long-term assets classified as held for sale	27	-	3.9	-3.9	-
Current liabilities		**765.6**	**819.7**	**-54.1**	**-6.6**
Total shareholders' equity and liabilities		**2,840.3**	**3,208.7**	**-368.4**	**-11.5**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity 1 January 2006 to 31 December 2007

EURm	Issued chare capital	Reserves				Accumulated/ losses profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Shares owned by the company				
Notes	29		30					29	
As at 1.1.2006	**247.2**	**24.7**	**0.1**	**0.6**	**−14.8**	**306.3**	**564.1**	**1.5**	**565.6**
Currency differences							–		–
Valuation investments				−0.9			−0.9		−0.9
Other changes from hedging instruments				1.4			1.4		1.4
Other changes from deferred taxes				0.5			0.5		0.5
Other changes			−0.5				−0.5		−0.5
Total sums not affecting the operating result	–	–	−0.5	1.0	–	–	0.5	–	0.5
Net result for the year						−130.1	−130.1	0.2	−129.9
Total result for the year	–	–	−0.5	1.0	–	−130.1	−129.6	0.2	−129.4
Simplified capital decrease	−145.2	−14,5				159.7	–		–
Capital increase	155.0	211.8					366.9		366.9
Cost of capital increase		−18.3					−18.3		−18.3
As at 31.12.2006	**257.0**	**203.7**	**−0.4**	**1.6**	**−14.8**	**335.9**	**783.1**	**1.7**	**784.8**
Currency differences			0.8				0.8		0.8
Valuation investments				−8.7			−8.7		−8.7
Other changes from hedging instruments				11.0			11,0		11,0
Other changes from deferred taxes				−0.7			−0.7		−0.7
Total sums not affecting the operating result	–	–	0.8	1.6	–	–	2.4	–	2.4
Net result for the year						2.6	2.6	0.7	3.3
Total result for the year	–	–	0.8	1.6	–	2.6	5.0	0.7	5.7
Cost of capital increase		−0.7					−0.7		−0.7
Repurchase of shares					−2.7		−2.7		−2.7
Dividends to minorities	–	–	–	–	–	–	–	−0.6	−0.6
As at 31.12.2007	**257.0**	**203.0**	**0.4**	**3.2**	**−17.5**	**338.5**	**784.7**	**1.8**	**786.5**

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Consolidated Cash Flow Statement for the Financial Year 2007

EURm	Notes	2007	2006	+/-	+/- %
Result before tax		2.8	–138.1	140.9	–
Depreciation and amortisation		270.1	293.8	–23.7	–8.1
Result from disposal of non-current assets		–5.7	30.2	–35.9	–
Share of results in associates		–1.0	–0.1	–0.9	–
Financial expenses		64.5	67.9	–3.4	–5.0
Financial income		–35.0	–25.7	–9.3	–36.2
Increase/decrease in inventories		3.1	8.1	–5.0	–61.7
Increase/decrease in receivables and other assets		15.0	78.2	–63.2	–80.8
Increase/decrease in provisions		–16.9	59.6	–76.5	–
Increase/decrease in other liabilities		–20.2	7.3	–27.5	–
Foreign currency results		–0.6	–19.3	18.7	96.9
Income taxes paid		–	–1.7	1.7	–
Cash flow from operating activities	**37**	**276.1**	**360.2**	**–84.1**	**–23.3**
Purchase of aircraft, other tangible and intangible assets		–210.6	–194.7	–15.9	–8.2
Proceeds from disposal of aircraft, other assets and intangible assets		143.9	75.8	68.1	89.8
Purchase of securities and other loans		–162.5	–39.5	–123.0	–
Proceeds of securities, other loans and equity interests		18.0	144.3	–126.3	–87.5
Purchase from subsidiaries minus cash and cash equivalents		–0.4	–3.2	2.8	87.5
Proceeds from disposal of subsidiaries minus cash and cash equivalents	27	9.9	–	9.9	–
Financial income received		28.1	15.3	12.8	83.7
Cash flow from investing activities	**37**	**–173.6**	**–2.0**	**–171.6**	**–**
Capital increase/Share purchase		–3.4	348.6	–352.0	–
Borrowing of interest-bearing liabilities		82.3	169.9	–87.6	–51.6
Payment of interest-bearing liabilities		–412.0	–433.7	21.7	5.0
Financial expenses paid		–66.8	–67.0	0.2	0.3
Cash flow from financing activities	**37**	**–399.9**	**17.8**	**–417.7**	**–**
Increase/decrease of cash and cash equivalents	**37**	**–297.4**	**376.0**	**–673.4**	**–**
Foreign currency results		0.6	19.3	–18.7	–96.9
Cash and cash equivalents at beginning of period	**28**	**516.1**	**120.8**	**395.3**	**–**
Cash and cash equivalents at end of period	**28**	**219.3**	**516.1**	**–296.8**	**–57.5**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

The Consolidated Financial Statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and are to be approved for publication by the Supervisory Board in its meeting to be held on 12.3.2008.

The consolidated financial statements have been prepared in millions of euros. Data for the financial year 2007 relate to the balance sheet date 31.12.2007 and the period from 1.1.2007 to 31.12.2007 respectively.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines.

The seat of the company is Vienna, the headquarters of the company is located at Office Park 2, 1300 Vienna-Airport. The company appears in the commercial register in Vienna under FN 111000k. The name of the company was changed from Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft to Austrian Airlines AG by a resolution passed by the 52nd Ordinary General Meeting of Shareholders of 4.5.2007.

As well as its two operative airlines of Austrian and Austrian arrows, and Lauda Air as a marketing company for the holiday flight segment, the Austrian Airlines Group includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for its flight operations.

1 » Preparation of financial statements

The annual financial statements of the consolidated companies have been prepared on the basis of historical cost as of the balance sheet date of the consolidated financial statements, with the exception of financial instruments available for disposal and derivatives, which are assessed at the associated market value. The book value of assets and liabilities, which have been hedged within the framework of a fair value hedge and are otherwise valued at the cost of acquisition/manufacture, has been adjusted by the change in associated values, which relate to hedged risks.

2 » Significant effects of new accounting standards

The accounting standards chosen are consistent with previous years, with the exception of the newly applicable standards, application of which had no effect on the assets, finance and revenue of the Austrian Airlines Group, however.

IFRS 7 (Financial Instruments: Disclosures) requires information enabling the user of the annual financial statements to evaluate the significance of financial instruments used by the Austrian Airlines Group, and the nature and scope of the risks involved. This information has already been included in part in the annual financial statements; where necessary, additional information has been provided and adjusted to take account of comparative information from the previous year.

IAS 1 (Presentation of Financial Statements) regulates adjustments relating to information enabling the user to evaluate the aims, policy and processes used by the Austrian Airlines Group in the management of shareholders' equity. See Note 36 for this information.

IFRIC 8 (Scope of IFRS 2) clarifies that IFRS 2 is applied to agreements in which the company makes proportionate payments for no or inadequate counterpayments. Application of this interpretation has no effect on the assets, finance or revenue of the Austrian Airlines Group.

IFRIC 9 (Reassessment of Embedded Derivatives) clarifies specific aspects of the treatment of embedded derivatives according to IAS 39 (Financial Instruments: Recognition and Measurement) and defines the conditions under which reassessment is necessary. Application of this interpretation has no effect on the assets, finance or revenue of the Austrian Airlines Group.

IFRIC 10 (Interim Financial Reporting and Impairment) deals with the conflict between the provisions of IAS 34 (Interim Reporting) and those of other standards for reporting an impairment expense and a write-up for goodwill and certain financial assets. Application of this interpretation has no effect on the assets, finance or revenue of the Austrian Airlines Group.

IFRIC 11 (IFRS 2: Group and Treasury Share Transactions) clarifies how IFRS 2 is applied to share-based remuneration agreements incorporating the equity instruments of a company or equity instruments of another company in the same group. Application of this interpretation has no effect on the assets, finance or revenue of the Austrian Airlines Group.

IFRS 8 (Operating Segments), which replaces the former Standard IAS 14 (Segment Reporting) and is being applied for the first time to report periods beginning on or after 1 January 2009, has not been applied before. The company intends to apply this standard for the first time for the report period 2009. As the Segment Reporting applied to date follows the management approach, application of this interpretation is not expected to have any fundamental effect on the assets, finance or revenue of the Austrian Airlines Group; instead, only supplementary transitional information will be necessary.

3 » Accounting principles

Income and expenditure

Income from services and the sale of merchandise is recorded when the corresponding service has been performed or the risks and rewards associated with the right of ownership are transferred to the buyer. Normally, the other criteria included in IAS 18 (Revenue Recognition) are also met at this time. Revenue is measured at the fair value of the consideration received, taking into account the amount of any trade discounts.

Financial income and financial expenditure are valued on a proportional basis, taking into account the effective interest rate.

Dividends are recorded at the time at which the legal claim to the dividend is established.

Related expenditure is also recorded at the time when the income is recorded (matching principle), provided that, if the expenditure has not yet produced an outflow of resources, a liability exists.

Aircraft, other tangible assets and tangible assets

Aircraft, other tangible assets and intangible assets are calculated as acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. The acquisition or production cost is recorded as the amount paid in cash or cash equivalents or market value of another form of payment attached at the time of the acquisition or production. Depreciation of the intangible and tangible assets is calculated on a straight-line basis. Assets are depreciated from the time of their readiness for operation onwards. Interest expenses are not capitalised. The estimated useful life of intangible assets, all of which report a limited useful life, is unchanged from the preceding year:

Type	Estimated useful life in years
Software licences and other rights	3 – 10

The costs of goodwill acquired in connection with corporate acquisitions are valued at the time of acquisition as an excess of expenditure for the acquisition using the fair value of acquired assets minus debts and potential liabilities. The goodwill is subsequently recorded as an excess of the costs of acquisition minus the necessary impairment. The necessity of impairment of goodwill is tested once annually, when the discounted present value from the assets and debts assignable to the goodwill is recorded and compared to the goodwill. Existing synergies within the segments to which the goodwill is assigned can also be included if necessary. In the sale of equity interests, assignable goodwill is partially written off from the accounts. On goodwill also see note 4.

The depreciation period of tangible assets is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft when new and of the Fokker 100, which was acquired in used condition, is set out in the following table. Depreciation is on the residual value of 10% of the respective acquisition cost:

Type	Estimated useful life in years	Residual value in %
B777 / B767 / A340[1] / A330[1]	20	10
B737 / A310[1] / A321 / A320 / A319	18	10
Fokker 70 / Embraer RJ[1] / Canadair RJ	15	10
Dash-8	12	10
Fokker 100	8	10

[1] Not in operational use with the Austrian Airlines Group as of 31.12.2007

In addition to this, individual aircraft components are depreciated to the shorter scheduled useful life and in the case of engines, the "built in overhaul" method applied, according to which the acquisition costs allocated to the significant overhauls are depreciated to the duration of the interval between overhauls.

When carrying aircraft as an asset, essential components (cabin, engine and interior) are recorded and depreciated separately. Essential overhauls are carried as an asset and depreciated to the estimated useful life until the next overhaul.

The estimated useful life of the remaining tangible assets is essentially as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 - 10

The residual value, estimated useful life and methods of amortisation are checked on an annual basis.

If the achievable value of an asset is lower than its book value, an impairment is recognised on this value.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower achievable amount is not required for those aircraft employed in the longer term. In detail, calculations are performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. For the cash flows of the periods from 2012, which therefore lie beyond the limits of the calculations of the current corporate plan, cash flow for the year 2011 was measured and escalated by 2.0% per annum. See Note 19 for further details of the way in which the impairment of aircraft is calculated. Because the book values of those aircraft and spare parts specified for disposal but used in regular flight operations until that time were above the market values, no impairments were recognised (EUR 5.0m last year). The regulations of IAS 16.51 state that assets are to be written off from the accounts in the year in which the item was sold or no longer used in service, affecting the result.

Lease financing

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person essentially bears all the risks and rewards connected with the ownership of the lease. If it is determined that economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Whether a contract includes a lease transaction is established at the time of conclusion of the contract according to whether fulfilment of the contract depends on the usage of the asset or the contract includes the right to usage of the asset. Both the depreciation charge and estimated useful life correspond to those of comparable acquired assets.

Sale and lease back

"Sale-and-lease-back" transactions are recorded in the balance sheet in accordance with IAS 17.58ff. Book profits are treated according to this standard, depending upon whether a finance lease or an operating lease exists.

Financial instruments in general

A financial instrument is a contract leading to the simultaneous creation of a financial asset at a company and a financial liability or equity instrument at another company. With regard to financial instruments, the day of fulfilment is relevant for the first recording in the balance sheet and disposal from the balance sheet.

An asset is written off from the accounts when the contractual rights to the cash flows connected with the asset expire. In the event that all significant risks and rewards from an asset are transferred, the asset is also written off from the accounts.

A financial liability is written off from the accounts when the obligation on which this liability is based is fulfilled, terminated or lapsed.

Financial assets and financial liabilities are recorded unbalanced as a rule; they are only balanced if a right to offset exists in relation to the amounts at the current time and the intention is to perform the offset on a net basis.

Interest and dividends from financial investments received or paid are reported as financial income, financial expenditure or dividend income.

The following financial instruments are reported in the consolidated balance sheet of the Austrian Airlines Group:

Cash and cash equivalents
Cash and cash equivalents, which include cash accounts and short-term deposits with credit institutions, have a residual term of up to three months upon addition to the accounts, and are valued at acquisition cost carried forward.

Held-to-maturity assets
These are assets featuring fixed or attributable repayment streams and terms, and which the company has the intention and capacity to hold until maturity. Held-to-maturity assets are valued at their acquisition costs, taking into account the effective interest method or – in case of an anticipated lasting impairment – are valued at the market values or stock market values, whichever is the lower.

Available-for-sale assets
Available-for-sale assets are non-derivative financial assets that have been classified as available-for-sale and do not fall into any other category according to IAS 39. Securities are assigned to the available-for-sale (AfS) category if they were not acquired as securities within the framework of aircraft financing.

Financial assets categorised as "available-for-sale" are essentially valued at recoverable fair value. Profits and losses resulting from the valuation at the recoverable fair value are recorded under shareholders' equity, without affecting the result. This does not apply if it involves lasting or essential impairments and currency-related changes in value, recorded with an effect on the result.

The accumulated profits and losses recorded in shareholders' equity from the valuation are only recorded at the recoverable fair value in the Income Statement, with an effect on the result, with the sale of the financial assets or in case of impairments.

Credits and receivables
Credits and receivables are non-derivative financial assets with fixed or attributable payments that are not listed on an active market.

These include in particular cash and cash equivalents, trade receivables and other given credits and receivables. When recorded for the first time, the credits and receivables are valued at acquisition costs carried forward applying the effective interest method minus a valuation allowance for impairments. Profits and losses are recorded in the annual result if the credits and receivables are disclosed, written off from the accounts or impaired.

Impairments of trade receivables are performed in part using valuation accounts. The decision as to whether a risk of non-payment should be recorded in the accounts using a valuation account or by direct impairment of the receivable depends on how reliable assessment of the risk situation is.

Receivables in foreign currencies are translated at the mid-market rate on the balance sheet date, and are held primarily in USD, GBP and JPY.

Other financial liabilities
Financial liabilities periodically give cause for restitution in cash or another financial asset. These include in particular trade accounts payable, amounts owed to banks and liabilities from lease financing and derivative financial liabilities. Other financial liabilities are essentially valued applying the effective interest method with the acquisition costs carried forward.

Derivatives and hedging
Derivatives are used to provide coverage against interest rate, currency and fuel price risks.

On the balance sheet date, forward transactions were in place to hedge USD Operating Lease payments.

Financing liabilities relating to both the currency and future interest payments are also hedged.

The Group began developing a hedging programme in the first quarter of 2007, under which up to 20% of its annual kerosene needs will be hedged on a staged basis.

Derivative financial instruments are neither held nor issued for speculative purposes.

See Note 36 for further details of hedging policy and the financial instruments in place on the balance sheet date.

Derivative financial instruments recorded as assets are recorded in the balance sheet under other current assets; derivative financial instruments recorded as liabilities are recorded in the balance sheet under other current liabilities.

When recorded for the first time, financial instruments are valued at their recoverable fair value. The fair values are also relevant for subsequent valuations. The recoverable fair value of traded derivative financial instruments corresponds to the market value. This value can be positive or negative. In the event that market values are not available, the fair values must be calculated by means of recognised accounting models.

For derivative financial instruments, the recoverable fair value corresponds to the amount that the Austrian Airlines Group would have to either receive or pay upon terminating the financial instrument on the balance sheet date. This is calculated applying the foreign currency exchange rates, interest rates and creditworthiness of the contractual partners relevant on the balance sheet date.

Option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset.

For the recording of changes in recoverable fair values – recording with an effect on the result in the Income Statement or recording without an effect on the result in Shareholders' Equity – it is decisive whether or not the derivative financial instrument is incorporated in an effective hedge according to IAS 39. In the event that no Hedge Accounting is available, changes in the recoverable fair values of derivative financial instruments are recorded immediately, with an effect on the result. In the event that an effective hedge does not exist according to IAS 39, the hedge connection is balanced as such.

The Austrian Airlines Group applies regulations on hedging measures according to IAS 39 (Hedge Accounting) when hedging balance sheet items and future cash flows. This minimises volatility in the Income Statement.

IAS 39 imposes strict guidelines for the use by companies of Hedge Accounting, which the Austrian Airlines Group meets as follows: when a hedging transaction begins, the relationship between the financial instrument used as a hedging instrument and the underlying transaction are documented as the aim and the strategy of the hedging. These include both concrete allocation of the hedging instruments to the respective assets/liabilities or (firmly agreed) future transactions, and estimation of the degree of effectiveness of the hedging instruments used. The company continuously monitors existing hedging measures for their effectiveness. If such a measure becomes ineffective, it is immediately cancelled.

Exclusively interest-rate swaps are used to hedge interest-rate risk, while both currency and forward transactions are used to hedge against currency risk. Cash flow hedges are also used with regard to recording in the balance sheet according to IAS 39.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on acquisition cost, while the use of the item is based on average cost. Interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value, minus any other costs accrued. Net realisable value is determined by the net selling price of the final product.

Provision for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with senior employees, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. The rates of contribution for commercial and technical employees who joined the company on or after 1.1.1995 were increased from 1% to 3% with effect from 1.1.2005 (4% from 2009). A similar arrangement exists with employees in Germany whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31.12.2002; from 1.1.2003, it was converted to a local pension contribution system. With effect from 31.12.1996, the pension contribution regulations for the pilots and cabin attendants of Austrian Airlines AG were also transferred to an external pension fund whilst retaining the defined benefit model. The collective bargaining agreement provides for a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, an invalidity benefit as well as the widows' and orphans' pension with its upper limit. For cabin attendants, a direct contribution scheme dependent upon the length of service and limited to 20% of final salary is planned. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also planned. For those inflight employees of Austrian Airlines AG who join the company on or after 1.4.2004, and those pilots and cabin attendants who have moved from Lauda Air to Austrian Airlines in the course of the transfer of the business, the following contributions-based pension fund regulation is in place: pilots receive a contribution of 4% (5% from 2009), cabin attendants a contribution of 3% (4% from 2009) of the respective gross monthly salary.

Provisions have also been made at Tyrolean Airways for a new contributions-based employee pension guaranteed on a collective basis and amounting to 3% of respective gross annual remuneration (4% from 2009 for inflight personnel). A commitment has also been made to a contributions-based employee pension for commercial and technical employees of Lauda Air, for which the employer pays 3% (4% from 2009) of the respective gross annual remuneration to the pension fund.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and upon retirement in any case. The level of this payment depends on the annual salary at the time of termination and the length of service. In addition to this, collective employee commitments to the payment of anniversary bonuses dependent upon the term of service exist for employees of Austrian Airlines and Tyrolean Airways. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the ‚Anwartschaftsbarwertverfahren', which roughly corresponds to the ‚Projected Unit Credit Method'. An external actuary calculates the provisions annually as at the year-end.

For employees who have joined the company after 1.1.2003, legally prescribed contributions of 1.53% of gross monthly salary are to be paid into an employee severance fund (contribution-based system). For this reason, formation of a provision is not necessary to fulfil legal requirements.

For details of the actuarial assumptions used, see Note 31.

When income or expenditure resulting either from a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year-end by more than the 10 % corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10% is distributed annually by the amount of the remaining period of service. The calculation of pension provisions is based upon the ‚Anwartschaftsbarwertverfahren' procedure for performance-oriented pension provision plans as provided for in IAS 19.

Tax, other provisions and contingencies

Tax and other provisions are recorded to the extent that an obligation exists to third parties, future payments are probable and provisions can be reliably measured. Should one of these criteria not be applicable, then the correspondent obligations are recorded under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined at the balance sheet date each year. Provisions in foreign currency are translated at the closing rate. The provision for commitments under the 'Miles & More' frequent flyer programme is calculated in line with the agreements reached with Lufthansa.

Liabilities

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the time the agreement is concluded. All other liabilities are valued at the acquisition cost recognising the effective interest method. Liabilities in foreign currencies are translated at the mid-market rate on the balance sheet date, and were held primarily in USD and CHF.

In connection with lease financing, a commitment has been made to contractual partners that specific defined ratios of balance sheet cover will be observed in case a fundamental change in ownership structure should occur.

For details of Amounts owed to banks, see Note 32.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) subject to the ‚Full Liability Method'. According to IAS 12 (Income Taxes), deferred tax is calculated on temporary timing differences between the tax value and the IFRS book value of the assets and debts. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the foreseeable future. The calculation of the tax deferral is based upon the standard rate of income tax in the country at the time of the expected reversal of the value difference.

Long-term assets/liabilities of disposal group classified as held for sale

The assets and debts of subsidiaries acquired with an intention to sell and non-current assets available for sale are recorded at the lower of their book or market value, minus the costs of disposal.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements for the report period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets (Note 3), calculating discounted cash flows within the scope of impairment tests (Notes 18 and 19) and forming provisions for legal proceedings (Note 31), pensions and other guarantees of performance (Note 31), taxes (Notes 17 and 26) and guarantees (Note 34). It is possible that the actual amounts may vary from such estimates used.

The building at Vienna Oberlaa now available for use due to the move of Head Office to Vienna Airport is essentially designated for disposal. The preconditions of IFRS 5 on separate identification as being held for sale are not fulfilled, however, since it is not highly probable that the sale will happen in the next twelve months.

Currency translation in foreign currency transactions

Where transactions take place in a foreign currency, exchange rate differentials arising from the conversion of monetary foreign currency positions, which occur due to exchange rate fluctuations between the booking in of the transaction and the balance sheet date, are recorded as full-capitalised entries in the period affected. Non-monetary entries valued at the acquisition or production cost are converted at the historic rate. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion EUR	2007 Market price on reporting date	2007 Average	2006 Market price on reporting date	2006 Average
USD	1.4721	1.3797	1.3170	1.2630
JPY	164.93	162.11	156.93	146.81
CHF	1.6547	1.6459	1.6069	1.5768
GBP	0.7334	0.6873	0.6715	0.6819
AUD	1.6757	1.6366	1.6691	1.6685
SKK	33.583	33.770	34.435	37.088

Stock Options
The company has granted two Stock Option Plans, details of which can be found in Note 41.

Share options (share-based payment transactions with settlement by equity instruments) are valued at the recoverable fair value at the time of granting. The recoverable fair value of the obligation is recorded as personnel expenses for the earning period. Conditions for the exercise of the options not bound by market conditions are taken into account in the assumptions as to the number of options for which an exercise is anticipated. Obligations from share-based remuneration transactions with a cash settlement are charged as a liability and valued at the recoverable fair value on the balance sheet date. The expenses are recorded over the earning period. The recoverable fair value is calculated both in share-based compensation transactions with settlement by equity instruments, and in share-based compensation transactions with cash settlement with internationally recognised valuation procedures, the "Black-Scholes Model".

The provisions of IFRS 2 were not applied to Stock Options granted before 07.11.2002.

The Stock Options granted in 2007 accrued pro rata temporis from the beginning of June 2007, as the conditions of participation also provide for the payment to be made in cash. As provided for in IFRS 2, an actuary has carried out an actuarial valuation of the obligation resulting from the SOP 2007.

4 » Methods of consolidation

Subsidiaries are included in the consolidated financial statements applying IAS 27 if the Group exercises a dominant influence. Significant associates on which a decisive influence can be exerted are accounted for under the 'at equity method'. Other investments are carried at cost. In the capital consolidation, the acquisition values of the equity interests at the time of acquisition are compared to the Group share in the newly calculated shareholders' equity in the respective company. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and debts. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The recoverability of such goodwill is audited by means of an impairment test in accordance with the regulations of IFRS, in connection with IAS 36 (Impairment). According to the provisions in IAS 22 (Business Combinations), goodwill arising up to 31.12.1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, a reduction is recorded on the achievable amount. Where in the past the value of the net assets acquired had exceeded the acquisition cost, this was recorded as negative goodwill. The full-capitalised negative goodwill existing as at 01.01.2005 was released in 2005. The carrying amount of the investments accounted for using the at equity method is increased or reduced respectively at each reporting date by the Austrian Airlines Group's pro rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of the same principles as those applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated, and earnings within the Group are offset against the correspondent expenses.

5 » Scope of consolidation

The scope of consolidation was extended to include newly-founded Austrian Airlines Technik Bratislava in 2006, and to include Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH and IC Austrian Airlines Ltd. in 2007. Amongst the companies incorporated into the scope of full consolidation, the assets of TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG were recorded to 31.12.2006 in accordance with the regulations of IFRS 5, 'Assets Held for Sale'. Items released from the scope of full consolidation related to TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG in the balance sheet year as a result of their sale, to Slovenske Aerolinie, a.s. due to the opening of its insolvency process, and in 2006 to the sale of Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.

TVW Travel Value Wien Betriebs GmbH & Co KG was sold according to agreement as of 01.01.2007, and excluded from the scope of consolidation. The total disposal price was EUR 13.1m, and was transferred in full; cash and cash equivalents of EUR 6.4m were dispensed in the course of the disposal.

Twenty-one (22 the previous year) subsidiaries are fully consolidated. The investments in five (5 the previous year) associates are accounted for in the consolidated financial statement under the at equity method.

The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Head-quarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Schwechat	100
Austrian Airlines Lease and Finance Company Ltd.	St. Peter Port	100
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100
Lauda Air Luftfahrt GmbH	Schwechat	100
SLL s.r.o.	Bratislava	100
Austrian Airlines Technik - Bratislava, s.r.o.	Bratislava	100
Austrian Airlines Technik Marketing GmbH	Schwechat	100
Bratislava Technik Center, s.r.o.	Bratislava	100
UIA Beteiligungsgesellschaft m.b.H.	Schwechat	100
AUA Versicherungs-Service Gesellschaft m.b.H.	Schwechat	100
AVICON Aviation Consult Gesellschaft m.b.H.	Schwechat	100
Wien Oberlaa Liegenschaftsentwicklungs GmbH	Schwechat	100
IC Austrian Airlines Ltd.	St. Peter Port	100
Travidata Inc.	New York	100
Travidata (UK) Limited	London	100
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76
TRAVI Holding GmbH	Vienna	67
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	67
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH	Feldkirchen near Graz	60
SCA Schedule Coordination Austria GmbH	Schwechat	54
AVS Privatkunden Versicherungsservice GmbH	Schwechat	51

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
TUI Österreich GmbH & Co KG	Vienna	25
TUI Österreich GmbH	Vienna	25
Ukraine International Airlines	Kiev	22.5
Link & Learn Aviation Training GmbH	Zirl	33.33

An overview of the equity interests can be found on page 124.

6 » Currency translation

In accordance with IAS 21, the annual financial statements of foreign consolidated companies are converted into the euro according to the functional currency concept. For the majority of the companies this is the respective national currency, since these companies operate their businesses independently in the financial, commercial and organisational regard. Assets and debts are converted at the exchange rate on the balance sheet date, therefore, while expenses and income are converted at the annual average exchange rate.

The resultant balances relative to rates on the balance sheet date are recorded separately under Shareholders' equity as a balance arising from currency conversion.

Notes to the Consolidated Income Statement

7 » Flight revenue

Flight revenue by type of service

EURm		2007	2006
Scheduled	Passengers	1,999.3	2,015.9
	Excess baggage	9.6	10.0
	Cargo	135.4	161.5
	Airmail	7.8	9.7
Scheduled Total		2,152.1	2,197.1
Charter		216.5	261.7
		2,368.6	**2,458.8**

While the expansion in flight revenue in the medium-haul segment as a result of the increase in the number of passengers carried almost compensated for the fall in long-haul revenue due to route closures, the capacity cutbacks on long-haul flights caused reductions in revenue in the area of cargo revenue and charter traffic.

8 » Other revenue

EURm	2007	2006
Sales of goods	10.2	54.1
Commissions	12.6	13.4
Technical services	34.6	28.9
Handling services	12.8	11.6
Aircraft lease	14.6	13.0
Revenue from service provider charges	7.9	8.2
Other	7.3	5.2
	100.0	**134.4**

Sales of goods consist primarily of revenue from inflight sales, and last year those from Duty Free Shops, which were handled by TVW Travel Value Wien Betriebs GmbH & Co KG. TVW was sold with effect from 01.01.2007. The commissions primarily result from ticket sales for other airlines. Revenue from aircraft leasing of EUR 14.6m in the report period relates mainly to the leasing of aircraft of the types A310, B737 and ERJ. Amongst other things, the other revenue item includes revenue from personnel leasing. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to Traviaustria.

9 » Other income

EURm	2007	2006
Income/loss from disposal of non-current assets excluding financial assets	7.4	−3.2
Income from release of provisions	24.5	7.7
Income from charges to third parties	2.9	2.5
Rental income	4.8	3.6
Foreign currency gains	0.6	19.3
Damages	8.2	4.5
Other income	31.4	30.0
	79.8	**64.4**

Profit from the sale of tangible assets in 2007 results overwhelmingly from the sale of two Airbus A330, one Airbus A310, one Canadair RJ-100, one B737-300 and two reserve engines, while losses from the sale of tangible assets in 2006 were primarily attributable to the scrapping of rotables, and the sale of two Airbus A340-200 and two Canadair RJ produced no significant book income. The increase in income from the release of provisions results primarily from the higher release of the provision for tickets issued but not used in previous years and other liabilities. While the foreign currency liabilities realised in the course of the year and their exchange rate valuation as at the balance sheet date produced an income of EUR 0.6m in 2007, these items produced an income of EUR 19.3m in 2006.

10 » Expenses for materials and services

The reduction in the individual items of expenses for materials and services results overwhelmingly from the production cutback due to the long-haul restructuring, although additional increases in the price of aircraft fuel, levels of passenger landing charges and expenditure on reservation systems were also recorded in the course of the year. The increase in passenger servicing is the result of the improved catering service. The Aircraft parts item includes cancellation of the valuation allowance for inventories of EUR 5.2m (allocation of EUR 3.8m the previous year). The reduction in expenses on long-term aircraft leases results from the early return of a leased Airbus A330.

EURm	2007	2006
Aircraft fuel	441.7	530.0
Landing and handling charges	264.0	274.5
En route charges	113.6	123.8
Aircraft parts	26.3	26.5
Subcontracted aircraft overhauls	73.7	69.5
Travel expenses of crew	29.4	33.7
Long-term aircraft lease	15.9	19.7
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	61.6	52.7
Expenditures on commissions	118.0	127.9
Passenger servicing	116.4	104.3
Passenger landing charges	194.4	188.4
Expenditure on reservation systems	55.9	53.7
Merchandise for resale	3.5	28.1
Other passenger relates expenses	24.2	26.6
	1,538.6	1,659.4

11 » Personnel expenses

EURm	2007	2006
Wages and salaries	374.1	374.4
Severance payments and payments to an employee severance fund	22.3	61.5
Pensions	24.9	71.3
Compulsory social expenses	91.6	90.9
Other social expenses	14.2	13.2
	527.1	611.3

The fall in Personnel expenses results on balance from the reduction in the average number of employees, and salary increases as a result of adjustments under collective agreements and individual advances, and the loss of the provisions formed last year for employees leaving the company in the course of the redimensioning of long-haul. Overall, EUR 44.8m was put in reserve in 2006 for severance payments in the area of Other non-current liabilities, and EUR 36.5m for pensions.

Average number of employees

	2007	2006
Austrian Airlines[1]	6,335	6,849
Tyrolean Airways	1,544	1,458
Slovak Airlines[2]	62	147
Other group employees	90	128
	8,031	8,582

[1] incl. Lauda Air
[2] incl. Bratislava Technik Center

The figure of 8,031 employees includes 30 blue-collar employees (30 the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours.

12 » Depreciation and amortisation

EURm	2007	2006
Depreciation intangible assets	8.0	8.9
Depreciation aircraft	250.3	263.9
Depreciation other tangible assets	11.8	11.8
Total scheduled depreciation	**270.1**	**284.6**
Impairment	–	9.2
	270.1	293.8

For a breakdown of the depreciation and amortisation and impairment amounting to EUR 270.1m (EUR 293.8m the previous year), see the respective entry in Notes (Note 18ff.) The reduction in depreciation of aircraft essentially results from the sale of aircraft due to the long-haul redimensioning. Last year, the Impairment item included an impairment of EUR 5.0m for an aircraft of the Canadair RJ type that, although specified for disposal in the report period, was used in regular flight operations, and impairment of the goodwill of Slovak Airlines.

13 » Other expenses

EURm	2007	2006
Other costs of premises and plant	66.8	69.4
Insurances	5.2	7.1
Advertising and representation expenses	41.2	29.7
Consultancy costs	11.6	10.1
Claims	0.9	1.4
Losses of receivables	2.4	10.2
Postage and telecommunications charges	4.5	4.9
Travel expenses of ground staff	7.2	6.8
Taxes (excluding taxes on income)	3.1	3.3
Support materials	14.3	13.3
Other material usage and purchased services	22.3	24.9
Other expenses	10.0	6.2
	189.5	187.3

The increase in advertising expenses is a result of the advertising offensive. The Other expenses item includes bank charges, various administrative costs and similar.

14 » Result from associates

The profit from associates of EUR 1.0m in the report period includes the contributions to the result made by the associates AirPlus, TUI-Österreich and Ukraine International Airlines. For further details of relationships with other associates, see Notes 22 and 39.

15 » Financial expenses and income

EURm	2007	2006
Income from other securities and other long-term financial assets	10.8	7.9
Other interest and similar income	24.2	17.8
Interest and similar financial expenses	−64.5	−67.9
	−29.5	**−42.2**

The rise in Other interest and similar income essentially results from the higher average stock of cash and cash equivalents. The decrease in interest and similar financial expenses is due on balance both to the rise in interest rates as a result of the change in the composition of foreign currency liabilities – refinancing of variable interest in foreign currencies to fixed EUR rates – while interest-bearing liabilities fell by EUR 329.8m compared to the preceding year's balance sheet value.

16 » Other financial expenses and income

EURm	2007	2006
Income from sale of securities and loans	–	0.7
Result of securities and loans	−7.6	−8.1
Other	0.4	0.4
	−7.2	**−7.0**

Income from the sale of equity interests, securities and loans in the balance sheet year overwhelmingly comes from the amortisation of loans, while profits from the sale of securities were included in this item last year. Both this year and last, the negative result from securities and loans was caused by depreciations due to exchange rates.

17 » Income taxes

Both income taxes paid or owed by the individual companies and deferred tax charge (income) are reported as income taxes.

EURm	2007	2006
Deferred tax income	−0.1	–
Other income tax expenses	−0.4	1.5
	−0.5	**1.5**

For a detailed breakdown of the assets and liabilities on which deferred tax income is based, please see Note 26. Income from Other income tax expenses in 2007 is the result of tax credits arising from corporation tax, while additional tax payments were included in the corporation tax last year.

The effective income tax credit in the report period is as follows:

EURm	2007	2006
Result before taxes	+2.8	−138.1
Income tax expense (+)/income (−) applying the Austrian corporate income tax rate of 25%	+0.7	−34.5
Tax losses carry forward not carried as an asset	+14.4	+43.5
Effect of tax rates deviating from Austrian corporate income tax rate	−11.7	−7.2
Other	−3.9	−0.3
Effective tax income (-)/ expense (+)	**−0.5**	**+1.5**

Tax expenses arising from changes in the value of financial instruments recorded directly in shareholders' equity amount to EUR 0.8m.

Notes to the Consolidated Balance Sheet

18 » Intangible assets

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Total
Balance 1.1.2007	87.4	13.3	100.7
Additions	4.5	–	4.5
Disposals	0.2	–	0.2
Reclassifications	0.3	–	0.3
Balance 31.12.2007	92.0	13.3	105.3
Accumulated depreciation and impairment 1.1.2007	72.3	9.1	81.4
Depreciation charge for the year	8.0	–	8.0
Disposals of accumulated depreciation and impairment	0.1	–	0.1
Accumulated depreciation and impairment 31.12.2007	80.2	9.1	89.3
Book value 31.12.2007	**11.8**	**4.2**	**16.0**
Book value 1.1.2007	**15.1**	**4.2**	**19.3**

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Total
Balance 1.1.2006	80.6	13.3	93.9
Additions	6.7	–	6.7
Disposals	0.6	–	0.6
Reclassifications	0.7	–	0.7
Balance 31.12.2006	87.4	13.3	100.7
Accumulated depreciation and impairment 1.1.2006	63.9	4.9	68.8
Depreciation charge for the year	8.9	–	8.9
Impairment	–	4.2	4.2
Disposals of accumulated depreciation and impairment	0.5	–	0.5
Accumulated depreciation and impairment 31.12.2006	72.3	9.1	81.4
Book value 31.12.2006	**15.1**	**4.2**	**19.3**
Book value 1.1.2006	**16.7**	**8.4**	**25.1**

The estimated useful lives defined in Note 3 were applied in the case of all intangible assets. Additions refer to the purchase of rights for the improvement and expansion of information systems.

In the capitalised goodwill, the test for possible impairment required by IFRS 3 produced no need for possible impairment in 2007, while there was a need for depreciation of EUR 4.2m at Slovak Airlines in 2006. See Note 3 for further details of the calculations used in the test last year.

19 » Aircraft

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2007	3,706.2	183.0	48.9	3,938.1
Additions	154.1	8.5	17.7	180.3
Disposals	573.2	43.4	29.5	646.1
Reclassifications	10.2	1.7	–11.9	–
Balance 31.12.2007	3,297.3	149.8	25.2	3,472.3
Accumulated depreciation and impairment 1.1.2007	1,712.2	90.7	2.0	1,804.9
Depreciation charge for the year	234.5	14.8	0.9	250.2
Disposals of accumulated depreciation and impairment	477.3	28.9	0.9	507.1
Accumulated depreciation and impairment 31.12.2007	1,469.4	76.6	2.0	1,548.0
Book value 31.12.2007	**1,827.9**	**73.2**	**23.2**	**1,924.3**
Book value 1.1.2007	**1,994.0**	**92.3**	**46.9**	**2,133.2**

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2006	3,720.5	200.7	51.4	3,972.6
Additions	146.6	8.1	20.2	174.9
Disposals	201.6	7.8	–	209.4
Reclassifications	40.7	–18.0	–22.7	–
Balance 31.12.2006	3,706.2	183.0	48.9	3,938.1
Accumulated depreciation and impairment 1.1.2006	1,617.9	78.3	2.0	1,698.2
Depreciation charge for the year	246.4	17.5	–	263.9
Impairment	5.0	–	–	5.0
Disposals of accumulated depreciation and impairment	157.1	5.1	–	162.2
Accumulated depreciation and impairment 31.12.2006	1,712.2	90.7	2.0	1,804.9
Book value 31.12.2006	**1,994.0**	**92.3**	**46.9**	**2,133.2**
Book value 1.1.2006	**2,102.6**	**122.3**	**49.5**	**2,274.4**

A total of EUR 180.3 m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. One B777-200 ER was acquired for the long-haul segment. In addition to this, EUR 82.3 m was capitalised from essential aircraft overhauls. Principal disposals amongst aircraft were the sale of two Airbus A330, one Airbus A310, one Canadair RJ-100 and one B737-300 as well as reserve engines.

Due to the impairment test carried out on the aircraft fleet, there is no requirement for impairment to a lower recoverable value for aircraft employed in the longer term. In detail, calculation is performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) was set for the purposes of calculation. For the cash flows of the periods from 2012, which lie outside the limits of the calculations of the current corporate plan, the cash flow for the year 2011 was measured and escalated by 2.0% per annum. Because the book values of those aircraft and spare parts specified for disposal but in regular flight operation until that time were below the market values minus disposal costs, no impairments were recognised in the report period (EUR 5.0 m the preceding year). There was also no need for impairment on aircraft not used in own flight operation due to the redimensioning of long-haul.

20 » Other tangible assets

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2007	84.3	19.7	110.2	3.8	218.0
Additions	4.0	0.5	12.9	8.5	25.9
Disposals	2.0	0.4	5.0	–	7.4
Reclassifications	1.4	–	0.2	–1.9	–0.3
Balance 31.12.2007	87.7	19.8	118.3	10.4	236.2
Accumulated depreciation and impairment 1.1.2007	53.2	16.9	90.0	–	160.1
Depreciation charge for the year	2.4	0.9	8.5	–	11.8
Disposals of accumulated depreciation and impairment	1.8	0.3	4.7	–	6.8
Accumulated depreciation and impairment 31.12.2007	53.8	17.5	93.8	–	165.1
Book value 31.12.2007	**33.9**	**2.3**	**24.5**	**10.4**	**71.1**
Book value 1.1.2007	**31.1**	**2.8**	**20.2**	**3.8**	**57.9**

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2006	84.5	19.3	99.2	4.8	207.8
Additions	1.7	0.5	9.1	3.4	14.7
Disposals	2.0	0.1	1.6	0.1	3.8
Reclassifications	0.1	–	3.5	–4.3	–0.7
Balance 31.12.2006	84.3	19.7	110.2	3.8	218.0
Accumulated depreciation and impairment 1.1.2006	51.5	16.0	83.1	–	150.6
Depreciation charge for the year	2.4	1.0	8.3	–	11.7
Disposals of accumulated depreciation and impairment	0.7	0.1	1.4	–	2.2
Accumulated depreciation and impairment 31.12.2006	53.2	16.9	90.0	–	160.1
Book value 31.12.2006	**31.1**	**2.8**	**20.2**	**3.8**	**57.9**
Book value 1.1.2006	**33.0**	**3.3**	**16.1**	**4.8**	**57.2**

Additions in 2007 recorded as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure. Additions to other facilities, company and business equipment also include investments in the new Head Office at Vienna Airport. Activities are currently underway to produce a valuation in advance of the sale of a building owned by the company and used as its Head Office until the end of the third quarter of 2007. See Note 3 for further details.

21 » Leased assets

The item Aircraft and other tangible assets also includes leased assets that, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. At the end of the report period, this included 39 used aircraft – one A340, one A330, four A321, four A320, seven A319, four B777, three B767, nine B737, two DH8-300, one F70 and three ERJ. 91 aircraft with a total book value of EUR 1,738.1m as well as deposit payments, are pledged within financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (hyperocha) also serve as a security for credit lines. The total amount of leased assets, which are attributable to the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2007	1,991.1	10.1
Additions/Reclassifications	132.6	-
Disposals	120.9	-
Balance 31.12.2007	2,002.8	10.1
Accumulated depreciation and impairment 1.1.2007	701.3	3.4
Depreciation charge for the year	127.0	0.2
Disposals of accumulated depreciation and impairment	76.4	-
Accumulated depreciation and impairment 31.12.2007	751.9	3.6
Book value 31.12.2007	**1,250.9**	**6.5**
Book value 1.1.2007	**1,289.8**	**6.7**

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2006	1,687.5	10.1
Additions/Reclassifications	634.4	-
Disposals	330.8	-
Balance 31.12.2006	1,991.1	10.1
Accumulated depreciation and impairment 1.1.2006	615.0	3.2
Depreciation charge for the year	140.7	0.2
Disposals of accumulated depreciation and impairment	54.3	-
Accumulated depreciation and impairment 31.12.2006	701.3	3.4
Book value 31.12.2006	**1,289.8**	**6.7**
Book value 1.1.2006	**1,072.5**	**6.9**

For further details of leasing obligations, see Note 35.

22 » Investments in associates, securities and loans

The book value of investments in associates, which were balanced at equity, is EUR 13.8 m. For further details of the relationships to associated companies, see Note 39.

The stock of securities primarily includes fixed and variable interest-rate loans from both domestic and international issuers. The interest rates on the balance sheet date ranged between 3.95% and 6.50%. The average effective interest rate yield in the report period was 4.34% (4.99% in the previous year). For securities not listed on the stock exchange, the market value disclosed by the custodian bank, which essentially corresponded to the issue value, was recognised. On the total stock of securities with a book value of EUR 206.6 m as at 31.12.2007 (EUR 58.3 m the previous year), EUR 104.0 m was not freely available and primarily served as additional securities within the scope of aircraft financing.

	held-to-maturity		available-for-sale	
EURm	2007	2006	2007	2006
Quoted on stock exchange	37.7	32.2	149.1	3.7
Not quoted on stock exchange	19.8	22.4	-	-
	57.5	54.6	149.1	3.7

EUR 3.0m (EUR 2.7m the previous year) was accumulated in interest on securities held to maturity in the report period.

The following table compares the book and market values of the securities held to maturity:

EURm	31.12.2007	31.12.2006
Book value	57.5	54.6
Market value	57.5	54.6
Unrealised profit/loss	-	-

The Other loans item overwhelmingly represents deposit payments for aircraft financing.

23 » Inventories

Inventories, which total 46.7 m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and other merchandise. Valuation allowances of EUR 20.2m (EUR 25.5m the previous year) were deducted as at 31.12.2007. Revenue from the cancellation of the valuation allowance of EUR 5.2m (EUR 3.8m allocation the previous year) is recorded in Expenses on materials.

EURm	31.12.2007	31.12.2006
Operational supplies and consumables	39.0	41.3
Goods for sale and other merchandise	7.7	8.5
	46.7	**49.8**

24 » Trade receivables

Due within one year

EURm	31.12.2007	31.12.2006
Trade receivalbes	145.4	152.8

In principle, trade receivables are interest-free and the overwhelming majority have a term of up to 30 days. The receivables in their given state as at 31.12.2007 included EUR 13.2m in USD, EUR 4.1m in CHF, EUR 4.0m in SEK, EUR 4.0m in GBP and EUR 4.0m in INR.

Of the receivables as at 31.12.2007, EUR 53.7m was pledged as securities (EUR 62.9m last year).

As at 31.12.2007, valuation allowances amounted to EUR 13.9m (EUR 13.5m the previous year). Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The recorded book values of the monetary assets described in these items correspond to their market values.

Valuation allowances trade receivables

EURm	2007	2006
Balance valuation allowances 1.1.	13.5	10.5
Arising during the year	1.9	5.7
Usage	-0.3	-1.3
Cancellation of valuation allowances	-1.2	-1.4
Balance valuation allowances 31.12.	**13.9**	**13.5**

Allocations to valuation allowances of EUR 1.9m (EUR 5.7m last year) result entirely from individual valuation allowances; no packaged valuation allowances were carried out. Cancellations of EUR 1.2m (EUR 1.4m last year) relate to cancellations of individual valuation allowances; EUR 0.5m (EUR 0.9m last year) accumulated in expenses for the complete write-off of receivables. Revenue from the cancellation of valuation allowances is recorded under Other revenue, while expenses from valuation allowances and write-offs of trade receivables are recorded under Other expenses.

With regard to the stock of trade receivables neither impaired nor in default, there was no reason to believe on the balance sheet date that debtors would not meet their payment commitments.

25 » Other current assets

Due within one year

EURm	31.12.2007	31.12.2006
Other accounts receivable	33.4	13.1
Prepaid expenses	7.8	14.3
	41.2	**27.4**

Due after more than one year

EURm	31.12.2007	31.12.2006
Other accounts receivable	15.3	18.7
Prepaid expenses	13.3	12.4
	28.6	**31.1**

As at 31.12.2007, valuation allowances amounting to EUR 2.0m were made on Other current assets (EUR 6.0m the previous year). Other non-current assets also include accrued interest income of EUR 3.0m (EUR 1.8m the previous year). The recorded book values of the monetary assets described in these items correspond to their market values. The Accrued expenses item mainly consists of maintenance expenses and rental payments made in advance.

Ageing analysis of trade receivables

EURm		Book value	of which neither past due nor impaired	of which not impaired on the reporting date and past due in the following periods				
				up to 30 days	after 30 and up to 60 days	after 61 and up to 60 days	after 181 and up to 365 days	after 365 days
Trade receivables	**31.12.2007**	145.4	121.7	2.6	6.7	0.3	–	0.3
Trade receivables	**31.12.2006**	152.8	136.3	3.4	0.5	2.0	–	–

26 » Deferred tax assets

The deferred tax assets recorded in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred tax assets were recorded subject to application of the 25% tax rate valid in Austria as of 1.1.2005.

EURm	31.12.2007	31.12.2006
Tax loss carry forward	401.9	316.3
Assets (primarily aircraft) and associated financing liabilities	24.4	52.4
Provisions for pension obligations	122.4	125.1
Provisions for severance payments	108.6	108.5
Provisions for anniversary bonuses	9.9	7.2
Provisions for additional deprecation	–9.7	–9.7
Other provisions	–140.3	–28.4
Untaxed reserves	–31,2	–35,8
Other liabilities	–111,4	–149,7
Other temporary differences	5,8	–2,7
Tax base	**380,4**	**383,2**
Deferred tax assets	**95,1**	**95,8**

The deferred tax loss on tax loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. Due to maturity considerations in connection with the duration of the settlement of future tax-related income, no deferred taxes were accounted for tax loss carry forwards amounting to EUR 440.6m (EUR 323.3m the previous year). No deferred taxes were accounted for profits of ALF, which are not intended for distribution.

27 » Long-term assets/liabilities of disposal classified as held for sale

As at 31.12.2007, these essentially resulted from the respective assets and debts of TVW Travel Value Wien Betriebs GmbH and TVW Travel Value Wien Betriebs GmbH & Co KG, which was responsible for operating the Duty Free sales handled by the Austrian Airlines Group at Vienna Airport until 31.12. 2006 and was recorded in the Other services segment. As at 31.12.2006, the assets of this subsidiary including goodwill acquired amounted to EUR 13.6m, while the liabilities attributable to the company were EUR 3.9m. The company generated revenue of EUR 44.2m in the financial year 2006, its total expenses were EUR 38.4m and it achieved a profit before tax of EUR 9.3m. The companies held for sale are not in a relinquished business segment in the sense of IFRS 5, as a result of which the income and expenditure in the relevant items of the Income Statement have been recorded under continued business segments. As this is a limited company, the limited partnership interest has been balanced with the tax-related losses of the limited partner, as a result of which no income tax expenditure accumulated; as at 31.12.2006, the company recorded a balance sheet total of EUR 13.6m. The business activities of TVW were insignificant for the Group in revenue and cost terms. The company increased its revenue by 7.5% compared to last year due both to the increase in the number of passengers departing from Vienna and higher revenue per invoice. The TVW Travel Value Wien Betriebs GmbH & Co KG was sold by mutual agreement as at 1.1.2007, and left the scope of consolidation. The disposal price of EUR 13.1m was transferred in full; cash on hand and at bank of EUR 6.4m was released in the course of the disposal.

28 » Cash on hand and at bank

EURm	31.12.2007	31.12.2006
Bank deposits and cash stocks	33.0	37.2
Fix deposits	186.3	478.9
Total cash on hand and at bank according to Consolidated Balance Sheet	**219.3**	**516.1**
Bank deposits and cash stocks in investments specified for disposal	–	6.4
	219.3	**522.5**

On the balance sheet date, EUR 84.8m (EUR 14.6m the previous year) of the stock of cash on hand and at bank recorded in the consolidated balance sheet was pledged as securities.

The following table shows the book and market values of the securities on current assets on the balance sheet date:

EURm	31.12.2007	31.12.2006
Book value	219.3	516.1
Market value	219.3	516.1

The following is a breakdown of bank deposits by currency:

EURm	31.12.2007	31.12.2006
EUR	73.0	466.0
USD	131.9	36.4
CHF	0.5	0.4
JPY	0.3	0.2
Other currencies	13.6	13.1
	219.3	**516.1**

29 » Issued share capital

On the strength of the resolution of the Extraordinary General Meeting of Shareholders held on 2.11.2006, a simplified capital reduction was used to reduce shareholders' equity by EUR 145.2m, from its previous level of EUR 247.2m to EUR 102.0m, by lowering the amount as a proportion of total shareholders' equity per share to cover a balance sheet loss otherwise recorded in the individual conclusion prepared in accordance with the Austrian Commercial Code. The authorisation by the Board of Management of 22 May 2006 to increase shareholders' equity by up to EUR 123.6m by 12.8.2011 at the latest with the issue of up to 17 million unit shares in exchange for a cash injection was revoked at this General Meeting of Shareholders.

A resolution was also reached to use an ordinary increase to increase the reduced shareholders' equity against a cash payment by up to EUR 204.0m through the issue of up to 68 million new shares with profit entitlement made out in the holder's name from 01.01.2006 at the minimum issue amount of EUR 3.00 per share (proportionate amount of shareholders' equity). The Board of Management was authorised to determine the more detailed conditions of this capital increase with the consent of the Supervisory Board. The capital increase went ahead with an issue volume of 51,680,000 shares at an issue price of EUR 7.10 per share, and was entered in the company register at the beginning of December 2006. As a result of these changes, the total shareholders' equity of Austrian Airlines AG as at 31.12.2007 is EUR 257.0m, and is divided into 85,680,000 unit shares.

The shares of the company are listed on the ATX market of the Vienna Stock Exchange.

In the Ordinary General Meeting of 8 May 2002, authorisation was given to buy back up to 10% of the issued share capital, subject to a time restriction of 18 months. In 2002, the authorisation was used to buy back 5% of the shareholders' equity, and 1.7 million shares bought back to put in place a 'Share Purchase Option Programme' for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves. In the Ordinary General Meeting of 4 May 2007, further authorisation was given for the company to buy back and where necessary accumulate its own shares, up to an amount totalling 10% of issued share capital including own shares already acquired, for a period of 18 months after the authorisation. This authorisation was used in 2007 to buy back 0.54% of the issued share capital, and 462,000 shares were bought back in order to put in place a 'Share Purchase Option' programme for managers. The buyback value of EUR 2.7m was also balanced within the reserves in 2007.

The net result for the year is recorded under accumulated results. Amounts gained from the simplified capital reduction and the associated lowering of the reserves have been recorded in the accumulated results. In accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are recorded in the Consolidated Balance Sheet as a separate line item from the shareholders of Austrian Airlines AG.

In accordance with IAS 39, the stock of reserves of EUR 3.2m (EUR 1.6m the previous year) results from the valuation on the balance sheet date of the 'available-for-sale' securities and the valuation of the cash flow hedges.

30 » Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet capital of the parent company can be used for the payment of dividends. Due to the simplified capital reduction, payment of a dividend of more than 4% of the shareholders' equity will not be possible until the end of the financial year 2008 at the earliest.

The capital reserves of EUR 24.7m as at 31.12.2005 were reduced by EUR 14.5m to EUR 10.2m in the course of the simplified capital reduction; due to the capital surplus from the ordinary capital increase of EUR 211.8m minus the associated issue costs of EUR 18.3m in 2006 and a further EUR 0.7m in 2007, there was an increase to EUR 203.0m. Restrictions are in place with regard to any potential distribution for the capital reserves.

31 » Provisions

According to IAS 19 (Employee Benefits), provisions for employee benefits are valued according to the 'Projected Unit Credit Method'. According to this method, the amount necessary for the accumulation of the full accrual is charged to the period to which benefit growth is allocated. In the course of the redimensioning of the long-haul segment, employees were offered agreements concerning early termination of their employment contracts. This relates to pilots, flight attendants and members of the commercial/technical staff. The resultant additional severance and pension expenditure of EUR 81.3m was recorded in Personnel expenses as expenses on pensions in 2006 (past service costs; recorded in Pension provisions at EUR 36.5m) and Expenses on severance payments (shown as EUR 44.8m as at 31.12.2006 and EUR 6.6m as at 31.12.2007, both under Other liabilities).

Long-term provisions

EURm	31.12.2006	Application	Release	Reorganisation	31.12.2007
Provisions for severance payments	109.3	–14.7	–	14.4	109.0
Provisions for pension obligations	174.7	–23.7	–	13.7	164.7
Provisions for anniversary bonuses	30.1	–1.6	–	3.1	31.6
	314.1	**–40.0**	**–**	**31.2**	**305.3**

The provisions for social capital show the following development:

Provisions social capital

EURm	Pension obligations		Severance payments		Anniversary payments	
	2007	2006	2007	2006	2007	2006
Present value of obligations (funded) as at 31.12. (DBO)	431.8	423.0	–	–	–	–
Present value of obligations (unfunded) as at 31.12. (DBO)	15.0	15.6	120.4	114.6	31.6	30.1
Recoverable fair value of scheduled assets on 31.12.	–217.3	–195.0	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	–64.8	–68.9	–11.4	–5.3	–	–
Provisions as at 31.12.	**164.7**	**174.7**	**109.0**	**109.3**	**31.6**	**30.1**
Service costs	8.4	11.6	9.0	8.6	1.8	3.1
Past service costs	1.0	36.5	–	–	–	–
Interest costs	19.3	18.7	5.4	5.5	1.3	1.3
Expected income from scheduled assets	–9.6	–8.8	–	–	–	–
Settlements	–6.6	–	–	–	–	–
Recorded actuarial loss	1.2	1.5	–	–	–	–
Annual expenses	**13.7**	**59.5**	**14.4**	**14.1**	**3.1**	**4.4**
Provisions as at 1.1.	174.7	131.3	109.3	110.5	30.1	26.8
Curtailment	–	–	–	–9.4	–	–
Annual expenses	13.7	59.5	14.4	14.1	3.1	4.4
Payments made	–23.7	–16.1	–14.7	–5.9	–1.6	–1.1
Provisions as at 31.12.	**164.7**	**174.7**	**109.0**	**109.3**	**31.6**	**30.1**
Expected income from scheduled assets	9.5	8.9	–	–	–	–
Actuarial (losses)/profits from scheduled assets	–5.7	–4.0	–	–	–	–
Actual income from scheduled assets	**3.8**	**4.9**	–	–	–	–

The provisions have been calculated using the following actuarial assumptions:

- Biometric parameters: "Rechnungsgrundlagen für die Pensionsversicherung AVÖ 1999-P (Angestellte)"
- Fluctuation: for severance payments and anniversary bonuses dependent upon age (flight attendants) between 0.0% and 15.0% and length of service (commercial/technical employees) between 0.0% and 20.0%; for pensions depending on age (with flight attendants) between 0.0% and 15.0% (same parameters the previous year)
- Age of retirement: earliest possible legally pensionable age in accordance with the 2004 Pension Reform (exception: Collective Agreement pilots: pensionable age 61.5 years and ASVG pension – comparative calculation with 2004 Pension Reform), (as previous year, earliest possible legally pensionable age in accordance with 2004 Pension Reform)
- Discount rate: fixed at 5.0% per annum taking into consideration the very long average terms (5.0% per annum the previous year)
- Salary increases: between 4.0% and 6.5% per annum, depending upon membership of collective agreement and level of remuneration, whereby increases incorporate estimated rates of inflation of 2.0% per annum and career assumptions dependent upon the collective agreement (same parameters the previous year, with exception of career assumptions dependent upon the collective agreement of 1.75–2.0% per annum)
- Pension increase: 0.0% for commercial/technical employees and 2.0% for inflight personnel, retired members of Board of Management, executives and widows (same parameters the

previous year, with exception of pension increase of 1.75% for inflight personnel)
- Pension fund surplus: 5.0% for commercial/technical employees and inflight personnel for employees of Austrian Airlines joining company before 31.03.2004, 5.5% for inflight employees of Austrian Airlines and Lauda Air joining Flight Operations New after 01.04.2005

Contributory payments of EUR 5.8m (EUR 6.2m the previous year) were made for employees on contribution-based models. Performance-related pension fund contributions of EUR 23.1m will become due in the financial year 2007.

Fundamental changes in actuarial assumptions, which were reflected in the level of actuarial losses not recorded – the "Pension Reform 2003" (Expiry of Old Age Pension Before Maturity) and "Pension Reform 2004" (Introduction of Corridor Pension) – affected the change in the assumption of the legally pensionable age from 31.12.2003 to 31.12.2004, and from 31.12.2004 to 31.12.2005.

The pension fund has developed as follows over the past five years:

The scheduled assets in the pension fund were invested as follows in the report period:

%	31.12.2007	31.12.2006
Euro shares	35.2	26.1
Non-euro shares	12.9	10.6
Euro bonds	51.3	62.2
Non-euro bonds	0.4	0.9
Property	0.2	0.2
	100.0	**100.0**

Total revenue from the pension fund is calculated on the basis of the market prices current at this time for the period for which the liability is fulfilled. Due to the negative trend on capital markets, the originally assumed revenue from the pension fund could not be achieved.

Pension obligations

EURm	2007	2006	2005	2004	2003
Present value of obligations as at 31.12. (DBO)	446.8	438.6	380.6	353.6	327.7
Recoverable fair value of scheduled assets on 31.12.	−217.3	−195.0	−181.3	−166.9	−142.3
Actuarial (losses)/profits not recorded as at 31.12.[1]	−64.8	−68.9	−68.0	−65.9	−59.5
Provisions as at 31.12.	**164.7**	**174.7**	**131.3**	**120.8**	**125.9**

1 of which experience adjustments | – | – | n.a. | n.a. | n.a.

Severance payments

EURm	2007	2006	2005	2004	2003
Present value of obligations as at 31.12. (DBO)	120.4	114.6	117.4	103.4	79.5
Actuarial (losses)/profits not recorded as at 31.12.[1]	−11.4	−5.3	−6.9	−1.0	0.1
Provisions as at 31.12.	**109.0**	**109.3**	**110.5**	**102.4**	**79.6**

1 of which experience adjustments | – | – | n.a. | n.a. | n.a.

Anniversary payments

EURm	2007	2006	2005	2004	2003
Provisions as at 31.12.	**31.6**	**30.1**	**26.8**	**25.6**	**17.5**

Short-term provisions

EURm	31.12.2006	Application	Release	Reorganisation	31.12.2007
Unearned transportation revenue arising from flight documents sold and not yet used	140.3	−102.3	−22.0	113.8	129.8
Provisions for valuation risks	1.7	−0.1	–	–	1.6
Provisions arising from frequent flyer programmes obligations	1.1	−1.0	−0.1	1.8	1.8
Provisions for plant projects not yet charged	4.4	−3.5	–	7.0	7.9
Other provisions	32.1	−21.9	−2.4	22.6	30.4
	179.6	**−128.8**	**−24.5**	**145.2**	**171.5**

The reduction in provisions for Unearned transportation revenue arising from flight documents sold and not yet used is attributable to the reduced flight programme compared to the end of the previous year. The risk in measurement is defined by the scope of usage of flight services by customers. The Other provisions item essentially includes provisions for risks arising from other operating and administrative costs such as advertising, operation and maintenance costs and other areas (see table Short-term provisions).

32» Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2007	31.12.2006
Bonds issued	36.2	37.3
Amounts owed to banks	324.5	682.9
Lease liabilities	608.4	546.9
	969.1	**1,267.1**

Current interest-bearing liabilities

EURm	31.12.2007	31.12.2006
Amounts owed to banks	90.2	116.9
Lease liabilities	142.9	148.0
	233.1	**264.9**

The bonds issued consist exclusively of a bond in CHF bearing interest of 5 3/4% amounting to CHF 60.0m, which does not feature a limited term ('perpetual bond').

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

On balance, the reduction in Amounts owed to banks and Other liabilities is a result of new credits taken out in the course of the acquisition of an aircraft of the type B777-200 ER, minus the respective amortisation, and early repayments during the disposal of aircraft. A new credit was taken out for the B777 newly integrated into the fleet in the report period, and recorded in the accounts at EUR 78.3m as at 31.12.2007.

The effective interest rate yield was 4.35% (3.81% the previous year).

For these liabilities, in accordance with standard practice in the industry, aircraft with a book value of EUR 1,738.1m (EUR 1,931.1m the previous year), securities with a book value of EUR 104.0m (EUR 58.3m the previous year) and cash on deposit with a value of EUR 84.8m (EUR 14.6m the previous year) were pledged as securities.

The securities structure agreed in the overwhelming majority of aircraft financings in the Austrian Airlines Group normally includes the following points: the right of first refusal to lien on the aircraft; surrender of all rights from the necessary aircraft insurances; surrender of guarantee claims relative to manufacturers (aircraft and engines); and guarantees of Austrian Airlines AG relative to the payment obligation of the beneficiary.

The conditions and modalities agreed with the creditors essentially provide that, in the event that outstanding receivables are not fulfilled in part or in full, a written demand is made for correction and a correspondent deadline is set, the lien granted can be realised through the sale of the aircraft. Alternatively, and where a guarantee exists on the part of Austrian Airlines AG, the creditor can draw on this relative to the beneficiary up to the amount of the outstanding receivables. Surrendering guarantee claims and rights arising from the aircraft insurances is valid without restriction for

The following table contains the terms and conditions of interest-bearing liabilities, as well as their book values, as at 31.12.2007.

EURm		EUR	USD	CHF	book value
Up to one year	of which fixed	143.9	16.0	5.9	155.8
	of which variable	35.9	21.3	10.1	67.3
After one year and up to two years	of which fixed	93.0	15.0	6.2	114.2
	of which variable	92.3	30.5	4.7	127.5
After two years and up to three years	of which fixed	66.5	7.0	6.6	80.1
	of which variable	10.7	21.7	3.9	36.3
After three years and up to four years	of which fixed	68.2	87.5	6.9	162.6
	of which variable	12.1	22.7	3.8	38.6
After four years and up to five years	of which fixed	58.1	–	11.1	69.2
	of which variable	7.6	23.9	0.5	32.0
More than five years	of which fixed	178.5	–	36.3	214.8
	of which variable	66.2	27.6	–	93.8
		833.0	**273.2**	**96.0**	**1,202.2**

the duration of the financing, and is made void or transferred back by corresponding contractual regulation in the event of expirations.

The Austrian Airlines Group was not in default of payment either on 31.12.2007 or on 31.12.2006.

Liabilities in USD are covered by hedging transactions and stocks of securities and cash on deposit in USD of EUR 348.1m (EUR 154.9m the previous year).

Pledged assets

EURm	31.12.2007	31.12.2006
Securities (held-to-maturity)	104.0	58.3
Receivables pledged	53.7	62.9
Cash and cash at hand pledged	84.8	14.6
Book value aircraft	1,738.1	1,931.1
	1,980.6	**2,066.9**

33 » Other liabilities

Other non-current liabilities

EURm	31.12.2007	31.12.2006
Other liablities	5.5	7.0
Accrued income	8.3	16.0
	13.8	23.0

Other current liabilities

EURm	31.12.2007	31.12.2006
Advances received from customers	5.9	4.3
Trade accounts payable	193.0	194.7
Liabilities relating to personnel costs	70.0	114.8
Liabilities relating to other taxes	5.1	5.1
Liabilities relating to social security	7.9	7.5
Other liabilities	67.8	33.6
Accrued income	8.3	7.9
	358.0	367.9

Trade accounts payable essentially result from flight operations and from sales commissions not yet charged in Austria and abroad. Personnel accounts payable essentially result from provisions for holidays, increased efficiency credits, partial retirement credits, target achievement bonuses and similar that have not yet been used; additional severance obligations of EUR 44.8m resulting from the redimensioning of long-haul as at 31.12.2006 were reduced to EUR 6.6m due to the payouts during 2007.

Other liabilities include various liabilities from interest charges, passenger charges, etc.

34 » Contingencies

Guarantees and contingencies amounting to EUR 420.2m essentially relate to contingencies arising from sale-and-lease-back agreements set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing, the majority of which are reported as liabilities in the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

Contingent liabilities

EURm	31.12.2007	31.12.2006
Guarantees from aircraft financing	407.4	372.6
Other contingent liabilities	12.8	13.0
	420.2	**385.6**

35 » Other financial obligations

EURm	31.12.2007	31.12.2006
Other commitments for aircraft incl. advance payments	249.3	338.9
Other commitments for other planned investments	127.8	108.3
Other	284.0	129.9
	661.1	**577.1**

The order commitments as at 31.12.2007 relate to essential aircraft overhauls that have been capitalised; the Other item includes long-term obligations in the catering field.

Operating Lease Commitments – Austrian Airlines Group as lessee

EURm	31.12.2007	31.12.2006
Up to one year	26.6	32.7
After one year and up to five years	124.5	112.3
More than five years	177.8	195.7
	328.9	**340.7**

The company concluded operating lease agreements as the operating lessee for two aircraft of the type B767 with terms until 2012, as well as for hangar facilities and other buildings at the Technical Base in Schwechat with an unspecified term, for the head office at Vienna-Airport and other commercial machinery and equipment and vehicles with terms lasting between one and twenty years. Although the contracts end automatically after expiry of the contractual term as a rule, tenancy extension options exist in some cases. Payments of EUR 25.4m arising from leasing relationships were recorded in the report period, with an effect on the result.

Operating Lease Commitments – Austrian Airlines Group as lessor

EURm	31.12.2007	31.12.2006
Up to one year	22.3	7.6
After one year and up to five years	77.7	11.4
More than five years	23.4	9.0
	123.4	**28.0**

The company concluded leasing agreements as lessor for two A340-300, one A330 and three B737 as well as for three ERJ with terms until 2013 and are partly featured by extension options.

The company concluded finance lease agreements as the lessee with terms ranging between one and fifteen years for 39 aircraft. The majority of the contracts featured fixed leasing rates and purchase options at the end of the lease term. The lease finance agreements of the Austrian Airlines Group usually include a purchase option, which, in the event that the contract expires as specified in the contract, offers the lessor the option to purchase the aircraft when the leasing agreement concludes. The regulations in question generally represent the amount to be paid and terms until the exercising of the purchase option. While the contracts can be extended on the part of the lessee, they cannot be terminated. The expected minimum lease payments based on permanent tenancies for aircraft held in the Group as a finance lease are EUR 177.7m.

The company concluded finance lease agreements as the lessor for one aircraft of the type B737 and for one Dash-8/300 with terms to 2017, the majority of which have fixed lease rates and purchase options at the end of the term. While the contracts can be extended on the part of the lessee, they cannot be terminated.

Finance Lease Commitments – Austrian Airlines Group as lessee

EURm	2007		2006	
	Total minimum lease payments	Present value of minimum lease payments	Total minimum lease payments	Present value of minimum lease payments
Up to one year	177.7	142.9	157.1	148.0
After one year and up to five years	489.3	428.8	479.0	391.6
More than five years	209.2	179.6	222.6	155.3
Total minimum lease payments	**876.2**	**751.3**	**858.7**	**694.9**
Less amounts representing finance expenses	**–124.9**		**–163.8**	
Present value of minimum lease payments	**751.3**		**694.9**	

Finance Lease Commitments – Austrian Airlines Group as lessor

EURm	2007		2006	
	Total of investing	Present value of finance lease commitments	Total of investing	Present value of finance lease commitments
Up to one year	3.9	3.7	2.7	2.5
After one year and up to five years	6.8	5.2	10.0	8.0
More than five years	9.4	5.2	12.4	6.6
Total of investing	**20.1**	**14.1**	**25.1**	**17.1**
Less amounts representing finance expenses	**–6.0**		**–8.0**	
Present value of finance lease commitments	**14.1**		**17.1**	

36 » Objectives and methods of financial risk management

The basic financial instruments used by the Group include cash and cash equivalents, securities, trade receivables, other receivables, a credit swap, bank loans and cash submittals, a perpetual loan, lease financing and trade accounts payable and other accounts payable.

The Group also uses derivative financial instruments. The most important of these include interest rate and foreign currency swaps, forward transactions and fuel price hedging. The purpose of these derivative financial instruments is to hedge against interest rate, foreign currency and fuel price risks resulting from the commercial activities of the Group and its sources of financing.

In accordance with its internal guidelines, the company did not trade in derivatives in the financial years 2006 or 2007, and will not do so in future.

The fundamental risks of the Group resulting from financial instruments include interest rate-related cash flow risks and liquidity, currency and credit risks. Company management decides upon strategies and processes for the management of individual types of risk, which are described below.

As a globally active company, the Austrian Airlines Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy, subject to precise observation of existing risk positions and market trends, to balance any such risks internally as far as possible, to control net positions in such a way as to produce the optimum effect on net income, and to hedge open positions wherever deemed useful.

Risk management system

Because it is in the international aviation sector, the Austrian Airlines Group operates in a complex economic environment in which conditions are constantly changing, and is subject to a range of types of risk as a result. To ensure that it continues to enjoy long-term success under such conditions, the company has put in place a system of targeted management of risks and opportunities.

This system employs institutionalised processes to continuously record and analyse all the relevant risks, thereby creating a basis for timely planning and implementation of counteractive measures.

Special attention is paid to proactive management of external factors, first and foremost currency, interest rate and fuel price trends. Market risks mainly affect the factors of capacity utilisation ('passenger load factor') and yield (revenue per 'sold' kilometer). Precise analyses of the respective booking situations in these areas make possible active revenue management oriented towards ongoing optimisation. Since the production of an airline (available kilometers) can only be marginally adjusted in the short term, however, it is extremely important that a strategy of forward-looking planning and disposition be employed and that as high a level of crisis resistance as possible be achieved through flexibilisation of fixed costs. Capacity management, therefore, aims to fine-tune "production" of flight services as precisely as possible with current demand, and endeavours to use or dispose of excess capacity as efficiently as possible.

In order to take account of the growing importance accorded to comprehensive risk management, the company created a new Risk and Opportunity Management Division in 2006 and fundamentally reworked the processes involved. The primary aim of doing this is not so much one of risk avoidance as one of dealing with risks in a controlled and conscious manner, and promptly recognising and implementing the opportunities that may arise.

At the beginning of 2007, the company created a Quality and Process Management, Opportunity and Risk Management, Corporate Security Division, since the issues being dealt with in the separate departments frequently overlap and cooperation can produce synergies and increase transparency for the Group overall.

The strategy of the Austrian Airlines Group is based on the basic principles of value-oriented corporate management. This means that the Group is ready to accept commercial risk as long as the commercial activities undertaken and resultant additional income opportunities can reasonably be accepted to produce an increase in the value of the company.
The risk management of the Austrian Airlines Group is based on a systematic process of risk identification, evaluation and management covering the entire Group. This process, which takes place twice a year, guarantees that the relevant risks in the Group are acknowledged and that the measures necessary to overcome them are scrutinised thoroughly. The risk inventory of the Austrian Airlines Group generated as a result of this approach puts the Board of Management in a position to recognise difficult developments at an early stage, before the Group is compromised in any way, and to implement countermeasures where necessary.

Market price risks

Essential market price risks are in place for Austrian Airlines Group in the form of foreign currency, interest rate and fuel price risks.

Foreign currency risk

Foreign currency risks are valued from both 'cash-flow-at-risk' and 'value-at-risk' perspectives, and hedged and controlled with the aim of achieving planning security and result optimisation. Due to the company's operating activities outside the Eurozone – primarily those in the United States of America, Eastern Europe, the Middle East and Asia – tickets are sold and flight-related expenses accrued in these regions. The price of aircraft fuel is fixed worldwide on the basis of the USD. From a cash flow perspective, the USD position is slightly negative as a result when holdings of dollar-dependent currencies are taken into account, while surpluses exist in JPY due to ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of around EUR 1.9 billion denominated in US dollars. According to IFRS, however, aircraft are not subject to 'mark-to-market' valuation and cannot be used to offset liabilities in US dollars as a result. Financing surpluses resulting from operating activities exist in JPY, while liabilities held in Japanese yen were reduced in full due to the positive exchange rate trend for Austrian Airlines. Financing surpluses exist in CHF, with the aim of using the favourable Swiss interest rate.

The following table shows the sensitivity of the consolidated result before taxation (due to changes in the recoverable fair values of monetary assets and liabilities, and revenues accrued in the respective currencies minus expenses) and the sensitivity of the shareholders' equity of the Group to a change in the exchange rate of USD, which is of course highly possible at any time (due to changes in the recoverable fair values of cash flow hedges). All other variables remain constant.

Currency risk

EURm	Foreign currency development	effect on result before taxes	effect on shareholders' equity
2007	USD +10%	–27.1	1.1
	USD –10%	27.1	–1.1
2006	USD +10%	–44.3	0.7
	USD –10%	44.3	–0.7

Where necessary, derivative instruments continue to be used with first-class partners for the settlement of balances or closing of open positions. As at 31.12.2007, hedging transactions (swaps and forward transactions) were in place using financial derivatives to cover exchange rate risks.

Currency hedging

EURm	List price at setttlement day	Terms to	Fair value 31.12.2007
USD 15.0m Forward exchange purchase	11.1	26.2.2010	–0.9
			–0.9

Currency hedging

EURm	List price at settlement day	Terms to	Fair value 31.12.2006
USD 9.2m Forward exchange purchase	6.7	23.11.2007	+0.2
			+0.2

FX Swaps

EURm	List price 2007	Terms to	Fair value 31.12.2006
USD 234.6m FX Swap	159.3	6.7.2015	–26.5
	159.3		**–26.5**

An interest valuation share of EUR 2.7m is balanced in the negative recoverable fair value of EUR -26.5m shown above, as it involves cross currency swaps in part and cross currency interest rate swaps in part.

FX Swaps

EURm	List price 2006	Terms to	Fair value 31.12.2006
USD 70.0m FX Swap	53.1	14.3.2007	+0.3
USD 270.4m FX Swap	205.3	6.7.2015	–10.7
	258.4		**–10.4**

An interest valuation share of EUR 1.6m is balanced in the negative recoverable fair value of EUR –10.4m shown above.

Fair value valuation was used to the effect that banks performed their valuations on the basis of recognised valuation models

Nine currency swaps (foreign currency hedges at fixed agreed exchange rates) exist in the area of swap currency hedging.

Interest rate risk
The programme to reduce interest rate risks was rigorously continued in 2007. At the end of 2007, the proportion of financing covered by fixed interest rate risks, taking into account underlying transactions hedged with derivatives, reached around 68.3% (61.4% the preceding year). As a result, the risk to the Group from fluctuations in interest rates has been reduced appropriately. As at 31.12.2007, interest rate swaps were in place to cover interest rate risks.

Interest Rate Swap

EURm	List price 31.12.2007	Terms to	Fair value 31.12.2007
CHF 5.9m IR Swap	3.6	11.8.2008	–
	3.6		–

Interest Rate Swap

EURm	List price 31.12.2007	Terms to	Fair value 31.12.2007
CHF 11.9m IR Swap	7.4	11.8.2008	–
JPY 4.3m IR Swap	27.2	28.2.2010	+0.1
	34.6		**+0.1**

New financing is principally concluded in EUR at fixed rates of interest; at the same time, hedging transactions amounting to approximately EUR 159.3m are in place, recorded as a EUR liability at a fixed rate of interest for the Group. These cross currency swaps and cross currency interest rate swaps also contain an interest rate hedge, already defined above. Similarly, subsequent financing is converted into EUR at fixed interest rates where the market allows. See Note 32 for details of the maturities of fixed-interest and variable interest-bearing liabilities and the effective interest rate.

The following table shows the sensitivity to the possible effect of a change in interest rates of liabilities and fixed deposits and securities for which variable interest rates are agreed at the balance sheet date, while all other variables in the calculation were left constant.

Interest rate change risks

Change in expenses at +/– 0,5% interest rate change in EUR (000)	2007	2006
EUR	–390.0	1,057.0
USD	–155.0	56.5
CHF	145.0	100.5

Fuel price risk

Price risks associated with the fuel price trend – fuel expenditure represents around 17.5% (19.3% the previous year) of operating expenses, making it the largest single item of expenditure – have significant effects on the result situation of the Group. In the past, sharp increases in the oil price were normally triggered by brief crises and tended to be relatively short-term in nature. In the report period 2007, the average price of kerosene was 709 USD/ton, exceeding the figure for the previous year by 9.8%. Looked at over the year as a whole, the price of kerosene at the beginning of the report period was around 580 USD/ton. The kerosene price rose continuously in the first and second quarters, reaching the price level contained in the internal planning assumptions of the Group, 700 USD/ton, in the third quarter. The price of kerosene rose more sharply still in Q4, eventually hitting a record high of almost 950 USD/ton. There was no relaxation in this upward trend towards the end of the year, with the price ending at around 912 USD/ton as at 31 December 2007. The increase in the cost of kerosene in the report period once again deviated from the expectations of forecasters to rise significantly above the figure for the preceding year. Based on the volumes actually consumed in 2007 and EUR/USD exchange rate of 1.35, a change in the jet fuel price of +/-10% would result in an effect on the result of EUR 40.3m. Based on the hedging transactions concluded, which are recorded as cash flow hedges in the balance sheet in the sense of IAS 39, a change in shareholders' equity would simultaneously produce a change in shareholders' equity of around EUR 9.4m, without an effect on the result.

The fuel hedging policy of the Austrian Airlines Group is based on comprehensive assessment of all the risks involved. The Group pursues a strategy of risk minimisation. In the past, the challenging financial situation of the company has left no room for manoeuvre to react to short-term price spikes. Following the successful capital increase, the Group began in February 2007 to develop a hedging programme to partially hedge the fuel price. Under the new programme, the company intends to hedge up to 20% of its annual kerosene requirements in stages. The hedging, which takes place in tranches, is based on the conclusion of monthly forward transactions in order to achieve a targeted risk spread and a levelling off of kerosene costs in the medium term. As at 31.12.2007, forward transactions for 152,000 tons were in place with terms extending to December 2008. The resultant change in the recoverable fair value of EUR 11.0m from the valuation as at 31.12.2007 was recorded directly under shareholders' equity (cash flow hedge reserve). Apart from these hedging measures, which increase planning security, there is no alternative to increasing flight revenues and introducing temporary fuel surcharges to achieve coverage of longer-term price rises.

Credit risk

In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their global dispersion. Unless the agreements on which a payment is based explicitly state otherwise, receivables and liabilities arising between the airlines are usually settled on a bilateral basis or via a clearing house of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment and in the past stood at less than EUR 20m in a single month at the biggest partners. The maximum credit risk, albeit an unlikely one, includes trade receivables, securities and bonds and other current assets at book value. In individual cases, a separate security may be required in the particular payment agreement for other transactions, securities may be required or credit information/references obtained. Historical data from the commercial relationship up to that point, particularly relating to payment behaviour, may be used in an effort to prevent non-payment. Recognisable risks are taken into account through valuation allowances on receivables.

The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contractual partner. Due to the guideline in place at the Group stating that transactions should only be concluded with contracting parties of the highest possible credit rating, however, the actual risk of non-payment is low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group should be protected on the one hand by appropriate liquidity planning in the longer term, and on the other hand by financing structure, high financial stocks and appropriate short-term credit facilities. Some 81% of interest-bearing liabilities have a due date of more than one year. As at 31.12.2007, liquid funds in the broader sense, consisting of securities on assets, bank deposits and cash stocks, totalled approximately EUR 425.9m, of which EUR 266.3m was freely available. As a result of suitable investment strategies, only costs at a justifiable level can be allocated to the holding of liquidity. As at 31.12.2007, agreed credit lines of EUR 52.5m were available.

Despite investment additions of EUR 210.6m, which also include expenses for capitalised major repairs amounting to EUR 82.3m, interest-bearing liabilities fell by EUR 329.8m compared to the previous year. As no aircraft acquisitions are scheduled for 2008, no additional financing measures will be necessary this year.

Foreign currency and interest rate risk

Structurally, the hedging procedure used by the Group can be described as follows. The Group uses forward transactions, cross currency swaps and cross currency interest rate swaps to hedge its currency risk, and interest rate swaps and the interest portion of the cross currency interest rate swaps to hedge its interest rate risk. In hedge accounting according to IFRS, the Group records the foreign currency portion in the balance sheet as a cash flow hedge in the forward transactions area, and records the interest proportion in the balance sheet as a cash flow hedge in the cross currency swaps, cross currency interest rate swaps and interest rate swaps area.

In the area of the cash flow hedge, hedging transactions are valued at the recoverable fair value and the changes in value compared to the previous period booked in the cash flow hedge reserve (shareholders' equity), without an effect on the result.

Market values of financial derivatives recorded in the following tables correspond to the price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. Market values have been determined based on market information available on the balance sheet date. Negative prefixes indicate a possible obligation in a sale or realisation of the item on the balance sheet date. The following currency hedges, reported according to business types, exist relative to banks and other financial institutions.

Future payment streams resulting from financial liabilities and future rental obligations are hedged against the risk of changes in interest rates, and currency risk. Only financial products concluded with international banks of first-class creditworthiness are ever used for this purpose. The financial products described are all OTC transactions. Hedging transactions extend over terms between one and eight years in length.

The Group holds 26 forward transactions in the area of ongoing operating leases, four cross currency swaps (USD), five cross currency interest rate swaps (USD) and one interest swap (CHF) to reduce the risk accruing from market rate and currency rate behaviour.

Effects of valuation of cash flow hedges

Forward transactions

EURm	31.12.2007	31.12.2006
Up to one year	5.1	6.7
After one year and up to five years	6.0	–
More than five years	–	–
	11.1	**6.7**

The market value as at 31.12.2007 was EUR –0.9m (EUR 0.2m the previous year), which was recorded by means of the cash flow hedge reserve, without an effect on the result.

Cross Currency Swap

EURm	31.12.2007	31.12.2006
Up to one year	7.9	8.5
After one year and up to five years	38.9	43.5
More than five years	1.3	10.2
	48.1	**62.2**

A foreign currency hedge is in place in which future variable USD interest rates are also swapped to variable EUR interest rates. Market value as at 31.12.2007 was EUR -4.9m (EUR 0.7m the previous year). The interest share of EUR 0.1m contained therein was recorded in the cash flow hedge reserve, without an effect on the result.

The following transactions are in place for combined currency and interest rate hedging:

Cross Currency Interest Rate Swaps

EURm	31.12.2007	31.12.2006
Up to one year	17.6	18.7
After one year and up to five years	68.7	81.2
More than five years	25.0	43.2
	111.3	**143.1**

The market value as at 31.12.2007 was EUR –21.7m (EUR –11.4m the previous year). The interest share of EUR 2.5m contained therein was recorded in the cash flow hedge reserve, without an effect on the result.

The following transaction is still in place in the pure interest rate hedging area:

Interest Rate Swap

EURm	31.12.2007	31.12.2006
Up to one year	3.6	3.7
After one year and up to five years	–	3.7
More than five years	–	–
	3.6	**7.4**

The market value as at 31.12.2007 was EUR 0.0m (EUR 0.0m the previous year, each rounded). The valuation results of the interest rate swaps are recorded by means of the cash flow hedge reserve, without an effect on the result.

Two interest rate swaps were also in place in JPY last year; both were terminated due to the ending of the underlying transactions, as was one USD foreign currency swap, which expired in the report period.

Interest Rate Swap (JPY)

EURm	31.12.2007	31.12.2006
Up to one year	–	10.4
After one year and up to five years	–	16.8
More than five years	–	–
	–	27.2

The market value as at 31.12.2006 was EUR 0.1m.

Foreign currency swap (USD)

EURm	31.12.2007	31.12.2006
Up to one year	–	53.1
After one year and up to five years	–	–
More than five years	–	–
	–	53.1

Fair value hedges

No Fair Value Hedge transactions were in place as at 31.12.2006, nor are they currently.

Effectiveness measurement

The Group regularly measured the effectiveness of all its hedging transactions. Effectiveness was demonstrated in accordance with IAS 39 throughout the financial years 2007 and 2006.

Embedded derivatives

Derivatives were incorporated into non-derivative basic contracts in five financings (five the previous year). In line with the provisions of IAS 39, these derivatives are categorised as 'embedded derivatives' and valued in total using the basic contract on which they are based.

USD Embedded deriatives

EURm	31.12.2007	31.12.2006
Up to one year	15.6	14.3
After one year and up to five years	84.2	111.5
More than five years	–	–
	99.8	125.8

Interest rate and amortisation payments

The following table includes all financial instruments in place on 31 December 2007 for which payments have already been contractually agreed. Target figures for future new liabilities are

Contractually agreed (undiscounted) interest payments and repayments of non-derivative and derivative financial instruments

EURm	Book value 31.12.2007	Cash Flows 2008			Cash Flows 2009-2012			Cash Flows 2013-2017			Cash Flows 2018 ff.		
		fixed interest rate	variable interest rate	Repayment	fixed interest rate	variable interest rate	Repayment	fixed interest rate	variable interest rate	Repayment	fixed interest rate	variable interest rate	Repayment
Non-derivative financial liabilities													
Bonds issued and amounts owed to banks	450.9	9.7	9.3	90.2	22.3	16.9	231.7	11.0	13.7	92.8	4.2	5.4	36.2
Lease liabilities	751.3	25.9	8.7	142.9	54.5	17.0	428.8	16.1	2.4	167.0	0.4	–	12.6
Trade accounts payable	193.0			193.0									
Other liabilities	178.8			165.0			5.6			4.6			3.6
Derivative financial liabilities with hedging relationship	27.4	5.0	−5.0	4.6	11.1	−11.0	17.9	1.3	−1.3	4.9	–	–	–
Derivative financial assets with hedging relationship	11.0			11.0									

EURm	Book value 31.12.2006	Cash Flows 2007			Cash Flows 2008-2011			Cash Flows 2012-2016			Cash Flows 2017 ff.		
		fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	Zins fix	variable interest rate	Repay-ment
Non-derivative financial liabilities													
Bonds issued and amounts owed to banks	837.1	11.3	8.1	116.9	28.7	23.2	542.6	12.2	13.7	140.3	6.3	8.1	37.3
Lease liabilities	694.9	29.7	15.6	148.0	72.5	23.3	391.6	22.9	4.7	120.0	1.3	0.1	35.3
Trade accounts payable	194.7			194.7									
Other liabilities	196.2			174.2			12.0			5.0			5.0
Derivative financial liabilities with hedging relationship	10.6	5.7	−7.2	1.5	14.5	−14.5	6.5	2.8	−2.9	2.6	–	–	–
Derivative financial assets with hedging relationship	−0.6			−0.6									

not included. Amounts in foreign currencies have been converted at the rate valid on the balance sheet date. Variable interest rate payments are calculated based on the interest rates fixed most recently before 31 December 2007. Financial liabilities repayable at any time are always allocated to the earliest possible time.

Capital management

The core objective of the capital management of the Austrian Airlines Group is to ensure that it maintains a high level of estimated creditworthiness and a good equity ratio in order to support its commercial activities and maximise shareholder value.

The Group manages its capital structure and carries out adjustments taking into consideration the change in economic framework conditions. Following the successful implementation of the capital increase at the end of 2006 and the conclusion of measures to restructure long-haul activities, the company achieved an equity ratio of 27.7% as at 31.12.2007 (24.5% the previous year). This percentage will be held at approximately the same level in the longer term, and dividend payments to shareholders only made if earned by means of an appropriate annual result. No changes had been made to these aims, guidelines and processes as at 31.12.2006 and 31.12.2007.

The Group uses its so-called 'Gearing Ratio', or the ratio of net financial liabilities to the shareholders' equity as a means of monitoring its capital. Net financial liabilities include long- and short-term interest-bearing liabilities (bank credits, lease financing obligations and a loan) minus cash and cash equivalents; long-term securities of EUR 206.6m were not deducted. As well as proportions assigned to shareholders in the parent company, shareholders' equity includes the proportions of minority partners, even though these are of secondary value. Due to the low level of the equity ratio as a result of losses suffered and high net financial liabilities, the Gearing Ratio has stood at over 200% in the past. Following the capital increase in 2006, the figure stood at 125.0% on 31.12.2007 (129.4% the previous year). The figure is expected to fall below 100% in coming years and subsequently to remain around this level.

Cash and cash equivalents, trade receivables and other receivables overwhelmingly feature short residual terms. For this reason, their recoverable fair values correspond approximately to their book values at the balance sheet date.

Gearing Ratio

EURm	2007	2006
Long-term interest-bearing liabilities	969.1	1,267.1
Short-term interest-bearing liabilities	233.1	264.9
Cash and cash equivalents	−219.3	−516.1
Net debt	982.9	1,015.9
Equity attributable to shareholders of Austrian Airline AG	784.7	783.1
Minority interests	1.8	1.7
Shareholders' equity	786.5	784.8
Shareholders' equity and net debt	1,769.4	1,800.7
Gearing Ratio	125.0%	129.4%

Book values, amounts recognised and fair values of the financial instruments by category and class

EURm	Category in accordance with IAS 39	Book value 31.12.2007	Amounts recognised in balance sheet according to IAS 39: Amortised cost	Fair Value recognised in equity	Fair Value recognised in profit or loss	Amounts recognised in balance sheet according to IAS 17
Financial and non-financial assets						
Cash and cash equivalents	LaR	219.3	219.3			
Trade receivables	LaR	145.4	145.4			
Other current assets	LaR	58.7	43.5			15.2
Other financial assets						
Held-to-maturity Investments	HtM	57.5	57.5			
Available-for-sale financial Assets	AfS	149.1			149.1	
Derivatives with a hedging relationship	n.a.	11.0		11.0		
Total financial assets		**641.0**				
Non-financial assets						
Intangible assets and tangible assets	n.a.	2,011.4				
Loans and investments	n.a.	46.1				
Deferred tax assets	n.a.	95.1				
Inventories	n.a.	46.7				
Total non-financial assets		**2,199.3**				
Total assets		**2,840.3**				
Financial and non-financial liabilities and shareholders' equity						
Trade accounts payable	FL	193.0	193.0			
Bonds issued and amounts owed to banks	FL	450.9	450.9			
Lease liabilities	FL	751.3	751.3			
Other liabilities	FL	151.4	151.4			
Derivatives with a hedging relationship[1]	n.a.	27.4		-1.8	29.2	
Total financial liabilities		**1,574.0**				
Shareholders' equity		786.5				
Provisions		479.8				
Total non-financial liabilities and shareholders' equity		**1,266.3**				
Total financial and non-financial liabilities and shareholders' equity		**2,840.3**				
Of which aggregated by category in accordance with IAS 39						
Loans and Receivables (LaR)		423.4	408.2			15.2
Held-to-maturity investments (HtM)		57.5	57.5			
Available-for-sale financial asets (AfS)		149.1			149.1	
Other financial liabilities (FL)		795.4	795.4			

1 Because a hedge is only in place in relation to the interest proportion of the swaps (cash flow hedge accounting), only the interest proportion of the derivative is valued, without an effect on the result. The foreign currency proportion of the derivative is recorded with an effect on the result.

Book values, amounts recognised and fair values of the financial instruments by category and class

EURm			Amounts recognised in balance sheet according to IAS 39			
Financial and non-financial assets	**Category in accordance with IAS 39**	**Book value 31.12.2006**	Amortised cost	Fair Value recognised in equity	Fair Value recognised in profit or loss	Amounts recognised in balance sheet according to IAS 17
Financial and non-financial assets						
Cash and cash equivalents	LaR	516.1	516.1			
Trade receivables	LaR	152.8	152.8			
Other current assets	LaR	71.5	53.1			18.4
Other financial assets						
Held-to-maturity Investments	HtM	54.6	54.6			
Available-for-sale Financial Assets	AfS	3.7			3.7	
Derivatives with a hedging relationship	n.a.	0.6		0.6		
Total financial assets		**799.3**				
Non-financial assets						
Intangible assets and tangible assets	n.a.	2,210.3				
Loans and investments	n.a.	53.5				
Deferred tax assets	n.a.	95.8				
Inventories	n.a.	49.8				
Total non-financial assets		**2,409.4**				
Total assets		**3,208.7**				
Financial and non-financial liabilities and shareholders' equity						
Trade accounts payable	FL	194.7	194.7			
Bonds issued and amounts owed to banks	FL	673.3	673.3			
Lease liabilities	FL	858.7	858.7			
Other liabilities	FL	189.4	189.3			
Derivatives with a hedging relationship[1]	n.a.	10.7		–1.6	12.3	
Total financial liabilities		**1,926.8**				
Shareholders' equity		784.8				
Provisions		497.1				
Total non-financial liabilities and shareholders' equity		**1,281.9**				
Total financial and non-financial liabilities and shareholders' equity		**3,208.7**				
Of which aggregated by category in accordance with IAS 39						
Loans and Receivables (LaR)		740.4	722.0			18.4
Held-to-maturity investments (HtM)		54.6	54.6			
Available-for-sale financial asets (AfS)		3.7			3.7	
Other financial liabilities (FL)		1,057.5	1,057.5			

1 Because a hedge is only in place in relation to the interest proportion of the swaps (cash flow hedge accounting), only the interest proportion of the derivative is valued, without an effect on the result. The foreign currency proportion of the derivative is recorded with an effect on the result.

Net gain/loss by category 2007

EURm

	from interest	from subsequent measurement			net gain/loss
		at fair value	currency conversion	Impairment/ depreciation	2007
Loans and receivables (LaR)-assets	26.0		–11.8	–1.2	13.0
Held-to-maturity investments (Htm)	3.1	–4.3			–1.2
Available-for-sale financial assets	5.9	–			5.9
Loans and receivables (LaR)-liabilities	–64.5		12.4		–52.1
Total	**–29.5**	**–4.3**	**0.6**	**–1.2**	**–34.4**

Net gain/loss by category 2006

EURm

	from interest	from subsequent measurement			from derecognition	net gain/loss
		at fair value	currency conversion	Impairment/ depreciation		2006
Loans and receivables (LaR)-assets	19.8		–6.7	–8.8		4.3
Held-to-maturity investments (Htm)	3.1	–4.1			0.9	–0.1
Available-for-sale financial assets	2.8	–0.9				1.9
Loans and receivables (LaR)-liabilities	–67.9		26.0			–41.9
Total	**–42.2**	**–5.0**	**19.3**	**–8.8**	**0.9**	**–35.8**

Financial assets were not rededicated or reclassified.

The Austrian Airlines Group records other components of the net result in the Other financial result, with the exception of valuation allowances on trade receivables allocated to the Loans and Receivables valuation category, which are recorded under Other expenses (see Note 13).

Reserves according to IAS 39

EURm	Cash Flow Hedge reserves interest rate swaps and foreign currency hedging	Cash Flow Hedge reserves fuel price hedging	Available-for-sale financial assets	Cash Flow Hedge reserves total
Balance 1.1.2006	0.2	–	–0.7	–0.5
Change not recognised in income statement	–1.8	–	–	–1.8
Recycling in income statement	–0.2	–	0.7	0.5
Change deferred taxes	0.2	–	–	0.2
Balance 31.12.2006	–1.6	–	–	–1.6
Balance 1.1.2007	–1.6	–	–	–1.6
Change not recognised in income statement	1.8	10.9	–8.7	4.0
Recycling in income statement	1.6	–	–	1.6
Change deferred taxes	0.1	–2.7	1.8	–0.8
Balance 31.12.2007	1.9	8.2	–6.9	3.2

Fair Value of financial assets and liabilities

EURm	Book value 2007	Book value 2006	Fair Value 2007	Fair Value 2006
Financial assets				
Cash and cash equivalents	219.3	516.1	219.3	516.1
Trade receivables	145.4	152.8	145.4	152.8
Other current assets	69.8	58.5	69.8	58.5
Other financial assets	206.6	58.3	206.6	58.3
	641.1	785.7	641.1	785.7
Financial liabilities				
Trade accounts payable	193.0	194.7	193.0	194.7
Bonds issued and amounts owed to banks	450.9	673.3	445.5	669.5
Liabilities from finance lease	751.3	748.0	748.0	752.3
Other liabilities	178.8	196.2	178.8	196.2
Derivatives hedge-related	−27.4	−10.7	−27.4	−10.7
	1,546.6	1.801.5	1.537.9	1.802.0

The recoverable fair values of other long-term receivables and financial investments held-to-maturity with residual terms of over one year correspond to the present values of payments associated with the assets, taking into account the respective current interest rate parameters, which reflect market- and partner-related changes in conditions and expectations.

Trade accounts payable and other liabilities regularly feature short residual terms; the balanced values correspond approximately to the recoverable fair values.

The recoverable fair values of bonds quoted on the stock exchange and other certified liabilities correspond to the nominal values multiplied by price quotations on the balance sheet date.

The recoverable fair values of bonds not quoted on the stock exchange, Amounts owed to banks, bonded loans and other financial liabilities are calculated using the present values of payments associated with the liabilities, taking as a basis the respective valid interest rate curve and the credit-spread curve of the Austrian Airlines Group, taking currency differentiations into consideration.

37 » Consolidated cash flow statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. The Group's financial resources (for details of the figures involved, refer to Note 28) include cash, cheques and deposits with banks with a maturity in general of less than three months. The effects of the change in the scope of consolidation are thereby eliminated and presented as a separate item. Financial income is presented as part of the investment activity. The interest paid is charged to financing activity.

Despite the improvement in the result before tax, cash flow from operating activities fell from EUR 360.2m to EUR 276.1m, primarily as a result of the reduction in working capital; a reduction in provisions, particularly compared to the previous year, and a reduction in receivables primarily due to severance payments also contributed strongly.

Cash flow from investment activities, at EUR -173.6m, was above the figure for the previous year of EUR -2.0m. This trend is due in part to the fact that investments in 2007 – due mainly to the delivery of one Boeing B777-200 ER and capitalised essential aircraft overhauls – were higher, at EUR 210.6m, than in the previous year (EUR 194.7m, essentially due to the acquisition of one Airbus A319, one Boeing B737-800 and capitalised essential aircraft overhauls), while receipts from the sale of securities, other loans and equity interests totalled EUR 18.0m in the report period compared to EUR 144.3m the previous year. In addition to this, receipts from the sale of tangible and intangible assets in 2007, which originated from the sale of two Airbus A330, one Airbus A310, one B737, one Canadair RJ and reserve engines, were EUR 143.9m, above the figure for the previous year of EUR 75.8m, which essentially resulted from the sale of two Airbus A340. Interest earned stood at EUR 28.1m, while the comparable figure the previous year was EUR 15.3m. EUR 2.9m was invested in the report period that did not become payable until after the balance sheet date.

Cash flow from financing activities totalled EUR −399.9m in the report period, while an inflow of EUR 17.8m was recorded the previous year. On balance this trend is based on the fact that last year's capital increase produced an inflow of EUR 348.6m minus associated costs; offsetting this, incorporation of funds in the course of aircraft deliveries in 2007, at EUR 82.3m, was lower than the previous year (EUR 169.9m), while the return of credits, at EUR 412.0m, also produced an outflow of funds of approximately the same level as the previous year (EUR 433.7m). Interest paid in 2007 reached EUR 66.8m (EUR 67.0m in 2006).

On balance, the change in cash on hand and at bank, taking exchange rate differentials into account, produced a reduction from EUR 516.1m to EUR 219.3m in 2007; an increase of EUR 120.8m to EUR 516.1m was reported the previous year. By contrast, the level of securities, at EUR 206.6m, was EUR 148.3m above the figure for the previous year.

38 » Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. New limitations and allocations in segment calculation may become necessary in future due to the restructuring of the Group.

The primary reporting format by strategic business segment for the financial year 2007 is as follows:

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	2,152.1	216.5	100.0	-	2,468.6
Intercompany sales	86.0	3.9	181.8	−271.7	-
Revenue	2,238.1	220.4	281.8	−271.7	2,468.6
Other income	72.0	7.3	3.0	–	82.3
Operating revenue	2,310.1	227.7	284.8	−271.7	2,550.9
Operating expenses	2,291.4	225.7	279.9	−271.7	2,525.3
EBITDAR [1]	330.8	36.5	5.9	–	373.2
Result from operating activities (EBIT) before associates	18.7	2.0	4.9	–	25.6
Assets	2,361.5	11.7	1,252.8	−785.7	2,840.3
Liabilities	1,572.1	7.1	858.0	−383.4	2,053.8
Segment investments	139.6	0.0	71.0	–	210.6
Depreciation	169.0	0.1	101.0	–	270.1
Other non-cash income	24.1	0.2	0.2	–	24.5

[1] Result from operating activities (EBIT) before associates, before depreciation and rentals

The Complementary Services segment, which is handled by a range of legally independent companies providing pre-flight and post-flight services and by the parent company, essentially includes third-party handling at Vienna Airport, aircraft leasing, technical services and, last year, the Duty Free Shop at Vienna Airport.

No impairments were carried out in the report period. In the previous year, by contrast, total expenditure on impairments was EUR 4.2m for goodwill and EUR 5.0m for aircraft specified for sale, which was allocated on a proportionate basis to the scheduled and charter segments.

The primary reporting format by strategic business segment for the financial year 2006 was as follows:

EURm	Scheduled	Charter	Compementary services	Consolidation	Total
External sales	2,197.1	261.7	134.4	–	2,593.2
Intercompany sales	111.3	3.5	162.4	–277.2	–
Revenue	2,308.4	265.2	296.8	–277.2	2,593.2
Other income	58.8	7.0	3.8	–	69.6
Operating revenue	2,367.2	272.2	300.6	–277.2	2,662.8
Operating expenses	2,450.1	282.8	296.1	–277.2	2,751.8
EBITDAR[1]	240.8	30.5	5.9	–	277.2
Result from operating activities (EBIT) before associates	–82.9	–10.6	4.5	–	–89.0
Assets	2,695.6	8.8	1,358.2	–853.9	3,208.7
Liabilities	1,955.5	4.6	1,009.7	–545.9	2,423.9
Segment investments	120.4	0.1	74.2	–	194.7
Depreciation	199.3	0.2	85.1	–	284.6
Impairment	8.3	0.9	–	–	9.2
Other non-cash income	6.7	–	–	–	6.7

[1] Result from operting activities (EBIT) before associates, before depreciation and rentals

The secondary reporting format of revenue by strategic geographical segment (destinations) is as follows:

EURm	2007 Scheduled	2007 Charter	2007 Complementary services	2006 Scheduled	2006 Charter	2006 Complementary services
Austria	64.2	0.3	97.5	63.9	0.2	132.3
Switzerland	80.7	0.3	–	77.4	0.3	–
Germany	254.9	1.1	–	263.0	0.8	–
Scandinavia	123.7	2.2	–	115.2	1.4	–
Other Western Europe	241.6	15.8	–	236.7	16.5	0.3
Eastern Europe	214.9	129.4	–	198.8	154.2	–
Central Europe	304.8	3.5	2.5	261.4	6.0	1.8
Middle East	186.0	52.9	–	153.9	62.4	–
Africa	2.7	0.1	–	4.4	0.4	–
Asia/Oceania	468.9	2.2	–	626.6	4.7	–
North America	209.7	8.7	–	195.8	14.8	–
	2,152.1	216.5	100.0	2,197.1	261.7	134.4

As the assets can be allocated almost entirely to Austria, a regional breakdown has not been used.

39 » Related party transactions and transactions with related persons

Related party transactions

TUI Österreich GmbH & Co KG, which bore the name TUI-Austria Reiseveranstaltungs-GmbH & Co KG until the end of last year, merged with Gulet Touristik GmbH & Co KG in 2007 through a merger contract based on the closing balance sheets as at 31.12.2006. The financial year was also changed to begin on 1 October and end on 30 September. Despite the challenging environment, the company exceeded its budgeted figures. In the short financial year from 1 January to 30 September 2007, the company generated revenue of EUR 380.5m (EUR 385.8m the previous year, as the total of TUI plus Gulet) and a negative result of EUR 1.4m; the balance sheet total reached EUR 85.4m and debt amounted to EUR 82.7m as at 30.9.2006. The company employed an average of 49 people in the report period.

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-12	1-12	31.12.	31.12.
Associate					
TUI Österreich/Gulet	2007	99.3	–	–	–1.5
	2006	98.1	–0.1	0.8	–0.1
"AirPlus" Air Travel Card	2007	2.6	–7.5	0.9	–0.4
	2006	3.3	–9.5	0.8	–0.6
Ukraine International Airlines	2007	6.6	–1.8	–	–0.4
	2006	3.7	–2.2	0.2	–

'AirPlus' Air Travel Card Vertriebsgesellschaft m.b.H. – the Austrian credit card specialist in company and credit cards – continued building on its position as a specialist and market leader in travel management and card-based billing systems with its product portfolio of Diners Club, UATP and VISA. While the number of cards issued grew by +8.0%, the company succeeded in increasing its billing revenue by over +11.9% on the previous year. All areas – the core segment of corporate clients, the road account and private clients – contributed double-digit rates of growth. The company generated revenue of EUR 26.2m (EUR 25.2m the previous year) and a result of EUR 1.3m (EUR 1.3m the previous year) in 2007; the balance sheet total reached EUR 104.3m and debt amounted to EUR 94.4m as at 31.12.2007. The company employed an average of 75 people in the report period.

In the financial year 2007, Ukraine International Airlines (UIA) carried approximately 1,412,000 passengers on scheduled and charter services using its eleven Boeing 737 aircraft. UIA primarily connects Kiev with key cities in Western Europe – Amsterdam, Barcelona, Berlin, Brussels, Frankfurt, Helsinki, Lisbon, London, Madrid, Milan, Paris, Rome, Vienna and Zurich – as well as Tiflis, Kuwait and Dubai. In the charter segment, the company operates flights to destinations in Egypt, Turkey, Italy and Spain. In Ukraine itself, UIA provides services to the cities of L'viv and Simferopol. The company has plans to expand its fleet and route network in the financial year 2008. The company generated provisional revenue of USD 271.3m in 2007 (USD 194.8m the previous year) and provisional profit of USD 17.5m (USD 1.3m the previous year); the provisional balance sheet total reached USD 88.4m as at 31.12.2007 (USD 72.5m the previous year) and provisional debt amounted to USD 44.9m (EUR 38.5m the previous year). The company employed an average of 1,238 people in the report period. An aircraft of the type Boeing 737 is being leased to UIA through a finance lease contract.

Proportionate losses of EUR 0.2m at companies balanced at equity have not been reported, as the equity interest book value is already depreciated to 'zero' in the Group.

Transactions with related persons

The fixed and performance-related components of the remuneration of the two current members of the Board of Management of Austrian Airlines AG and of Josef Burger, the former Board of Management member who retired from office in 2007, are as follows:

EUR (000)	fixed[1]	2007 performance-related[2]	Total	fixed[1]	2006 performance-related[2]	Total
Alfred Ötsch[3]	445.7	77.5	523.2	334.0[3]	-	334.0
Thomas Kleibl	379.6	89.6	469.2	379.4	102.3	481.7
Josef Burger[4]	342.8	61.2	404.0	346.3	93.9	440.2
Vagn Sørensen[5]	-	-	-	583.6	287.5	871.1
	1,168.1	**228.3**	**1,396.4**	**1,643.3**	**483.7**	**2,127.0**

[1] Includes benefits in kinds and pension fund contributions
[2] Relates to performance-related remuneration of previous year
[3] Relates to the period 1.4.–31.12. in 2006
[4] Retired from the Board of Management in 2007
[5] Retired from the Board of Management in 2006

EUR 64.6(000) of this figure (EUR 81.8 (000) the previous year) was allocated to pension fund payments. In addition to this, EUR 136.4 (000) (EUR 136.0 (000) the previous year) was allocated to pension provisions for current members of the Board of Management in 2007.

For an explanation of the Stock Option Plan and the numbers of options being granted to members of the Board of Management, see Note 41.

At the balance sheet date, the members of the Board of Management held the following stocks of shares:

Board of Management	31.12.2007	31.12.2006
Alfred Ötsch	58,940	28,940
Thomas Kleibl	35,000	23,786
Josef Burger[1]	n.a.	18,862
Vagn Sørensen[2]	n.a.	16,195
Total owned shares	**93,940**	**87,783**

[1] Retired from the Board of Management in 2007
[2] Retired from the Board of Management in 2006

EUR 975.9 (000) (EUR 962.4 (000) the previous year) was paid out in pension obligations to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR 192.2 (000) (EUR 140.5 (000) the previous year).

40 » Long-term contractual relationships

Star Alliance

The principles of the cooperation in the Star Alliance relating to objectives, brand usage and mutual projects are defined in a Memorandum of Intent. Details of the cooperation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate each of the relevant cooperation projects, that is on the network, frequent flyer programme and similar. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO & CO

The catering supply contract concluded by Austrian Airlines AG with DO & CO Restaurants und Catering AG to supply aircraft with inflight catering and supplementary services runs for a term of four years from 1 March 2007 and, with minor exceptions, obliges the Austrian Airlines Group to purchase its full requirements of inflight catering for flights departing from Austrian airports at DO & CO. There is no obligation to accept a particular volume or reach a particular revenue. The purchase volume to achieve this as of March 2007 was EUR 85.1m.

41 » Stock Option Plan and stocks of shares

Two Stock Option Programmes were in place as at 31.12.2007.

The main points of the Stock Option Plan (SOP) introduced before 7 November 2002 are as follows:

- Those entitled to take part in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting directly to a member of the Board of Management and the Managing Directors or Chief Executive Officers of Lauda Air and Tyrolean.
- The prerequisite for participation is that the above-mentioned options holders make their own investment, that is the purchase of shares in the company.
- The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average exercise price of the Austrian Airlines share in the month of October 2001 (EUR 7.02).
- The prerequisites for exercising the options are an increase of 50% in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive "Cash Value Added" (until February 2003, "Economic Value Added") as defined by a ratio of ÖIAG.
- The participants can choose whether to exercise their options in the form of shares or a cash payment.
- The options can be exercise after a qualifying period of 2 years, and must be exercised within 4 years.
- The conditions for exercising the options were not met in 2007; no options were exercised, and no options expired; the programme expired at the end of 2007.
- The number of options granted on the basis of the SOP 2002 is divided up as follows:

SOP 2002

Board of Management	31.12.2007	31.12.2006
Alfred Ötsch	–	–
Thomas Kleibl	119,664	119,664
Josef Burger[1]	119,664	119,664
Vagn Sørensen[2]	170,940	170,940
Walter Bock[3]	119,664	119,664
Total Board of Mangement	**529,932**	**529,932**
Total management[4]	**787,984**	**917,828**
Total options granted	**1,317,916**	**1,447,760**

[1] Retired from the Board of Management in 2007
[2] Retired from the Board of Management in 2007
[3] Retired from the Board of Management in 2005
[4] 28 persons in 2007

The Supervisory Board of Austrian Airlines approved the Stock Option Programme 2007 (SOP 2007) in spring 2007.

- Those entitled to take part in this programme – subject to payment of an appropriate own investment – are the members of the Board of Management, Divisional Managers and authorised signatories of Austrian Airlines, and the Managing Directors and authorised signatories of Lauda Air and Tyrolean Airways.
- This programme provides for five annual tranches. The prerequisites for exercising the first tranche are a share price increase of 20% or more over the basic rate in May 2007, which is EUR 10.94, which must be achieved on at least ten consecutive trading days and – cumulatively to the share price increase – an EPS (Earnings Per Share) figure of EUR 0.3 or more per share where the options are exercised by 31.12.2009 or of EUR 1.0 or more per share where the options are exercised between 1.1.2010 and 31.5.2010. In the other tranches, from May 2008 onwards, the cumulative prerequisites for exercising the options are a share price increase of 15% over the respective relevant basic rates as of May 2008 and an EPS of EUR 1.0 per share. The Supervisory Board can increase the EPS figure from the third tranche onwards.
- Since the conditions of participation also allow for the possibility of a settlement in cash, an actuarial valuation of the obligation resulting from this SOP 2007 has been performed by an actuary as provided for in IFRS 2, and the resultant personnel expenses accrued pro rata temporis from the beginning of June 2007.
- In the valuation applied by the actuary, an average share price increase per day was initially determined based on the daily price performance, and the volatility of these daily increases defined as the standard deviation. The share price itself was modelled geometrically according to Brownian motion ('Black-Scholes model'). The probability that the options would be exercised was established at 4.92%.
- The undiscounted option price is EUR 0.40, while the discounted option price with a risk-free interest rate of 4% is EUR 0.13. The provision formed for this pro rata temporis via Personnel expenses as at 31.12.2007 is EUR 66.8 (000).
- The number of options granted on the basis of the SOP 2007 is divided up as follows:

SOP 2007

Board of Management	31.12.2007	31.12.2006
Alfred Ötsch	150,000	–
Thomas Kleibl	150,000	–
Josef Burger[1]	150.000	
Total Board of Management	**450,000**	–
Total management[2]	**871,000**	–
Total options granted	**1,321,000**	–

[1] Retired from the Board of Management in 2007
[2] 22 persons in 2007

42 » Supervisory Board and Board of Management

The members of the Board of Management and the Supervisory Board in the report period were as follows:

Board of Management
Alfred Ötsch – Chief Executive Officer
Thomas Kleibl – Chief Financial Officer (CFO)
Josef Burger – Chief Commercial Officer (CCO until 30.9.2007)

Supervisory Board
Peter Michaelis, Chairman
Herbert Koch, First Deputy Chairman
Rainer Wieltsch, Second Deputy Chairman
Manfred Reichl (from 4.5.2007)
Erhard Schaschl
Walter Knirsch
Robert Büchelhofer
Carl Michel
Alain Bandle (until 4.5.2007)

Delegated by the Works Council:
Alfred Junghans
Thomas Häringer
Wolfgang Hable (until 4.2.2008)
Thomas Fischelmaier (from 5.2.2008)
Michael Eder

43 » Earnings per share, proposed allocation of profit

Earnings per share are determined as the quotient from the net result for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2007	2006
Net result fot the year attributable to shareholders of Austrian Airlines AG in EURm	2.6	–130.1
Weighted average number of ordinary shares outstanding during the period	83,980,000	36,606,667
Earnings per share of shareholders of Austrian Airlines AG in EUR	0.03	–3.55
Diluted number of shares	85,680,000	38,306,667
Diluted earnings per share of shareholders of Austrian Airlines AG in EUR[1]	0.03	–3.55

[1] Diluted earnings per share in 2007 corresponds to the earnings per share according IAS 33.47, as the options were not in-the-money; due to the loss in 2006, the diluted earnings per share corresponds to the earnings per share

When calculating the weighted average number of shares last year, the initial stock for an entire year and the volume of 51,680,000 shares newly issued during the capital increase, weighted by one month, were included. No shares or other instruments with the potential to dilute earnings per share in future were outstanding as at 31.12.2007 or 31.12.2006. In line with the provisions of the Austrian Stock Corporation Act, the individual account set up according to the accounting principles of Austrian Airlines AG as at 31 December 2007 forms the basis of the dividend payment. The financial statements show a balanced balance sheet result. As a result, a dividend payment is not possible.

44 » Subsequent events after the balance sheet date

Peter Malanik, the Board of Management member newly elected at the meeting of the Supervisory Board of 10 December 2007, took up his post as Chief Operation Officer as of 1 January 2008.

Mr Thomas Kleibl, the company CFO, announced on 16 January 2008 that he intends to resign his Board of Management mandate at the meeting of the Supervisory Board scheduled for 12 March 2008.

Vienna, 6 February 2008

The Board of Management

Alfred Ötsch, CEO   Thomas Kleibl, CFO   Peter Malanik, COO

Auditor's Report[1]

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Austrian Airlines AG, Vienna, for the financial year from 1 January 2007 to 31 December 2007. These consolidated financial statements comprise the balance sheet as at 31 December 2007, the income statement, statement of changes in equity and cash flow statement for the financial year ending 31 December 2007 and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

The Company's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that appear reasonable under the given circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These standards require that we comply with ethical requirements, and that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2007, and of its financial performance and cash flows for the financial year from 1 January 2007 to 31 December 2007 in accordance with the International Financial Reporting Standards as adopted by the EU.

[1] On disclosure or reproduction of the financial statements, all consolidated accounts in a form (e.g. shortened and/or translated into another language) differing from the confirmed setting, the auditor's opinion may neither be quoted nor referred to without approval.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures confirming whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to a misconception of the position of the Group.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Vienna, 6 February 2008


ERNST & YOUNG

Wirtschaftsprüfungsgesellschaft m.b.H.

Gerhard Schwartz m.p. (Certified Public Accountant)

Alexander Wlasto m.p. (Certified Public Accountant)

Equity interests

At the balance sheet date, Austrian Airlines AG held a minimum equity interest of 20% in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR (000)	Net profit/net loss for the year in EUR (000)	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Schwechat	100	18.481	2.557[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	391.099	46.618	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	74.151	4.347[1]	KV
Lauda Air Luftfahrt GmbH, Schwechat	100	4.159	14.085[1]	KV
SLL, s.r.o., Bratislava	100[2]	10	-2	KV
Austrian Airlines Technik - Bratislava, s.r.o., Bratislava	100[3]	-388	-393	KV
Austrian Airlines Technik Marketing GmbH, Schwechat	100[4]	80	184	KV
Bratislava Technik Center, s.r.o., Bratislava	100[3]	17	7	KV
UIA Beteiligungs-Gesellschaft m.b.H., Schwechat	100[4]	7.894	-3	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Schwechat	100[4]	40	384	KV
AVICON Aviation Consult Gesellschaft m.b.H., Schwechat	100[4]	49	1	KV
Wien Oberlaa Liegenschaftsentwicklungs GmbH, Schwechat	100[4]	100	-17	KV
IC Austrian Airlines Ltd., St. Peter Port	100[5]	126	-13	KV
Travidata Inc., New York	100[4]	299[6]	7	KV
TRAVIDATA (UK) Limited, London	100[4]	3[6]	7	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[4]	360	95	KV
TRAVI Holding GmbH, Vienna	67[4]	60	6	KV
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	67[4]	3.334	1.874	KV
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen near Graz	60[4]	226	-119	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[4]	376	171	KV
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[8]	536	-11	KV
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33,33[4]	9.859	1.950	KE
TUI Österreich GmbH & Co KG, Vienna	25[4]	2.619[9]	-1.449[9]	KE
TUI Österreich GmbH, Vienna	25[4]	47[9]	1[9]	KE
Ukraine International Airlines, Kiev	22,5[10]	5.655[11]	-1.078[11]	KE
Link & Learn Aviation Training GmbH, Zirl	33,33[4]	94	39	KE

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement and limited partnership transfer with Austrian Airlines.
2 85.0% of holding held by AUA Beteiligungen Gesellschaft m.b.H. and 15.0% of holding held by AVICON Aviation Consult Gesellschaft m.b.H.
3 Holding held by SLL, s.r.o.
4 Holding held by AUA Beteiligungen Gesellschaft m.b.H.
5 Holding held by Austrian Airlines Lease and Finance Company Limited.
6 Book value at AUA Beteiligungen Gesellschaft m.b.H. as at 31.12.2007.
7 Net profit for the year not yet known.
8 Holding held by AUA Versicherungs-Service Gesellschaft m.b.H.
9 Financial year 1.10.2006-30.9.2007.
10 Holding held by UIA Beteiligungsgesellschaft m.b.H.
11 Adjusted figures according IFRS as at 31.12.2006.

KV Fully consolidated
KE Included at equity in the consolidated accounts

Group structure


AUSTRIAN AIRLINES AG
Lauda Air Luftfahrt GmbH
Austrian Airlines Lease & Finance Company Ltd.
Tyrolean Airways Tiroler Luftfahrt GmbH
TUI Österreich GmbH & Co KG
„Airplus" Air Travel Card Vertriebs-gesellschaft mbH
Ukraine International Airlines³
Traviaustria Daten-service für Reise und Touristik GmbH & Co. Nfg. KG
Wiener Börse Aktiengesellschaft

Airlines

Tourism/Sales

Financial and Insurance Services

Other Services

1 The AUA Beteiligungen GmbH holds furthermore shares in AVICON Aviation Consult GmbH, Travidata Inc. i.L., Travidata (UK) Ltd., TRAVI Holding GmbH, TUI Österreich GmbH, OPODO Ltd., AeroXchange Ltd., Link & Learn Aviation Training GmbH, SLL, s.r.o., UIA Beteiligungsgesellschaft mbH, Wien Oberlaa Liegenschaftsentwicklungs GmbH and AUA Versicherungsservice GmbH, which holds 51% of the shares of AVS Privatkunden Versicherungsservice GmbH.

2 The SLL, s.r.o., in which AUA Beteiligungen GmbH holds 85% and Avicon Aviation Consult GmbH holds 15%, holds 100% of the shares of Austrian Airlines Technik Bratislava, s.r.o. as well as of Bratislava Technik Center, s.r.o. and 62%of the shares of Slovenske Aerolinie, a.s.i.L.

3 The UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds 100% of the stake, holds 22.5% of the shares.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Tyrolean Airways, Lauda Air and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, the umbrella brand for Austrian, Austrian Arrows and Lauda Air.
Available seat kilometers (ASK)	Total of seats available times distance travelled
Available ton kilometers (ATK)	Total of weight capacity available in tons times distance travelled
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats from another carrier; these seats are then marketed and sold by the purchaser
Cash and cash equivalents	Cash in hand, cheques, bank balances
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= Fixed assets at acquisition cost plus other assets minus non-interest-bearing debt)
Code-Share Agreement	Agreement under which at least one of the airline designator codes on a flight differs from the code used by the operating carrier
EBIT	Result from operating activities before associates
EBIT-Margin	Result from operating activities before associates in relation to revenues
EBITDAR	EBIT before depreciation and rentals
Hub	Airport functioning as the central transfer point of an airline
IATA	International Air Transport Association
Net Debt	Interest-bearing liabilities minus cash and cash equivalents and short-term securities
Net Gearing	Interest-bearing liabilities minus cash and cash equivalents and short-term securities, in relation to shareholders' equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100/ATK)
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Return on Capital Employed (ROCE)	NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (= Fixed assets at acquisition cost minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Total number of seats sold (passengers carried), times distance travelled
Revenue ton kilometers (RTK)	Total weight capacity sold in tons times distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long-haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC (Weighted Average Cost of Capital)	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK


Austrian


Austrian arrows
operated by Tyrolean


Lauda


END

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